POLISH SECURITIES AND EXCHANGES COMMISSION

the Consolidated Half-Year Report SA-PS 2004

(In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569; and from 2002 No 31, item 280)

(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2004 to 30 June 2004,
and for the period from 1 January 2003 to 30 June 2003 Publication date: 26 October 2004

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. (short name of the issuer)		METALS INDUSTRY (issuer branch title according to the Warsaw Stock Exchange)
59-301 (postal code)		Lubin (city)
Marii Skłodowskiej-Cu[illegible] (street)		48 (number)
48 76 84 78 200 (telephone)	48 76 84 78 500 (fax)	IR@BZ.KGHM.pl (e-mail)
692-000-00-13 (NIP)	390021764 (REGON)	www.kghm.pl (www)

04045818

PricewaterhouseCoopers.
(Entity entitled to audit financial statements)

The consolidated half-year report includes:

☒ Auditor's report on the review of the consolidated half-year financial statements
☐ Auditor's opinion and auditor's report on the audit of the consolidated financial statements (§63 section 2 and §62, section 6, point 2 of the above Decree)
☒ The consolidated half-year financial statements:
- ☒ Introduction
- ☒ Consolidated Balance Sheet
- ☒ Consolidated Income Statement
- ☒ Statement of Changes in Consolidated Equity
- ☒ Consolidated Cash Flow Statement
- ☒ Additional Informations and Explanations

☒ Management's Report (Report on the Activities of the Group)
☐ The consolidated half-year financial statement per IAS/US GAAP in the case of an issuer being a leasing type enterprise, together with
- ☐ Auditor's report on the review of the consolidated half-year financial statements
- ☐ Auditor's opinion about the consolidated half-year financial statements (§59, section 2 and §63 section 2 and §62, section 6, point 2 of the above Decree)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	H1/2004	H1/2003	H1/2004	H1/2003
I. Net revenue from the sale of products, goods for resale and materials	3 693 251	2 604 819	780 633	604 226
II. Operating profit (loss)	962 944	144 815	203 535	33 592
III. Profit (loss) before taxation	1 094 511	123 237	231 344	28 587
IV. Net profit (loss)	959 762	112 232	202 862	26 034
V.Net cash flow from operations	858 831	321 001	181 529	74 461
VI. Net cash flow from investing activities	(123 320)	(129 293)	(26 066)	(29 991)
VII. Net cash flow from financing activities	(549 676)	(55 158)	(116 184)	(12 795)
VIII. Total net cash flow	185 835	136 550	39 279	31 675
IX. Total assets	8 940 616	8 351 113	1 968 345	1 873 707
X. Liabilities and provisions for liabilities	4 313 888	4 870 764	949 735	1 092 835
XI.Long term liabilities	953 292	18 887	209 875	[illegible]
XII. Short term liabilities	1 712 625	3 166 539	377 047	710 464
XIII. Equity	4 605 782	3 455 047	1 013 998	775 196
XIV. Share capital	2 000 000	2 000 000	440 315	448 [illegible]32
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Net profit (loss) per ordinary share (in PLN/EUR)	4.80	0.56	1.01	0.13
XVII.Diluted net profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	23.03	17.28	5.07	3.88
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON THE REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2004

Lubin, October 2004

PRICEWATERHOUSECOOPERS

Adres do korespondencji:
PricewaterhouseCoopers Sp. z o.o.
Al. Armii Ludowej 14
00-638 Warszawa, Polska
Telefon +48 (22) 523 4000
Fax +48 (22) 523 4040
http://www.pwc.com/pl

TRANSLATORS' EXPLANATORY NOTE

The following document is a free translation of the registered auditor's report of the above-mentioned Polish company. In Poland statutory accounts must be prepared and presented in accordance with Polish legislation and in accordance with the accounting principles and practices generally used in Poland.

The accompanying translated report has not been reclassified or adjusted in any way to conform to accounting principles generally accepted in countries other than in Poland, but certain terminology current in Anglo-Saxon countries has been adopted to the extent practicable. In the event of any discrepancy in interpreting the terminology, the Polish language version is binding.

Independent registered auditor's report on the review of the consolidated financial statements

To the Shareholders and the Supervisory Board of KGHM Polska Miedź S.A

We have reviewed the attached consolidated financial statements of the KGHM Polska Miedź S.A. Group (hereinafter called *the Group*), prepared by the Management Board of KGHM Polska Miedź S.A. (hereinafter called *the Holding Company*), Lubin, ul. M. Skłodowskiej-Curie 48, comprising:

(a) the introduction to the consolidated financial statements;

(b) the consolidated balance sheet as at 30 June 2004, showing total assets and total liabilities & equity of PLN 8,940,616 thousand;

(c) the consolidated income statement for the period from 1 January to 30 June 2004, showing a net profit of PLN 959,762 thousand;

(d) the statement of changes in consolidated equity for the period from 1 January to 30 June 2004, showing an increase in equity of PLN 1,257,600 thousand;

(e) the consolidated cash flow statement for the period from 1 January to 30 June 2004, showing a net increase in cash and cash equivalents of PLN 185,835 thousand;

(f) additional notes and explanations.

The Holding Company's Management Board is responsible for preparing consolidated financial statements which comply with the applicable regulations. Our responsibility was to present a report on these financial statements based on our review.

We conducted the review in accordance with auditing standards issued by the National Council of Registered Auditors in Poland, applicable in the Republic of Poland. These auditing standards require that we plan and perform our review to obtain reasonable assurance that the consolidated financial statements are free of material misstatements. We have performed the review by analysing the said consolidated financial statements, inspecting the accounting records, and making use of information obtained from the Holding Company's Management Board and Group employees.

PRICEWATERHOUSECOOPERS

The scope of the work performed was significantly narrower than the scope of an audit of consolidated financial statements, because the review was not aimed at expressing an opinion on the truth and fairness of the consolidated financial statements. This report does not constitute an audit opinion within the meaning of the Accounting Act of 29 September 1994 (uniform text, *Journal of Laws* of 2002, No. 76, item 694, hereinafter called *the Act*).

The consolidated financial statements of the Group include the financial statements of its subsidiary DIALOG S.A., which have been consolidated using the acquisition accounting method. This company's assets are financed to a significant degree by funds in the amount of PLN 1,379,800 thousand derived from bonds issued by the company to the Holding Company. The mutual balances of KGHM Polska Miedź S.A. and DIALOG S.A. resulting from these bonds were eliminated in the consolidated financial statements. The unaudited financial statements of DIALOG S.A. as at 30 June 2004, which were reviewed by us as part of our review of the KGHM Polska Miedź S.A. financial statements for the period from 1 January 2004 to 30 June 2004, show net assets, including liabilities in respect of the above-mentioned bonds, of PLN 86,115 thousand and operating profit generated in the 1st half of 2004 of PLN 37,517 thousand. The Holding Company's Management Board is considering restructuring the debt of the subsidiary and is currently preparing a debt restructuring programme. The preparation of the restructuring programme includes, but is not limited to, preparing reliable cash flow forecasts, taking into account the subsidiary's current financial situation and operating ability. In addition DIALOG S.A. has taken action to perform tests to determine whether the intangible and tangible fixed assets it owns have undergone any permanent diminution in value. Since this process is still in progress, the Holding Company's Management Board believes that it is not possible to determine at present whether it is necessary to make an adjustment due to permanent diminution in the value of the assets of DIALOG S.A., and if so, what the amount of this potential adjustment would be. Further information on this issue has been presented by the Holding Company's Management Board in Note 23 to the consolidated financial statements.

Except for the lack of any write-downs which may be necessary on completing the tests for diminution in value of DIALOG S.A.'s assets, our review did not indicate the need for any significant changes to the attached consolidated financial statements to ensure that they give a true, fair and clear view of the Group's financial position as at 30 June 2004 and of the results of its operations for the period from 1 January to 30 June 2004, in accordance with the accounting policies specified in the Act and related regulations, and that they comply with the provisions of the Decree of the Council of Ministers dated 16 October 2001 concerning periodic reporting requirements for issuers of securities (Journal of Laws of 2001, No. 139, item 1569 with subsequent amendments), the Decree of the Council of Ministers dated 16 October 2001 concerning requirements for prospectuses and abbreviated prospectuses (Journal of Laws of 2001, No. 139, item 1568 with subsequent amendments) and taking into account paragraph 196 of the Decree of the Council of Ministers dated 11 August 2004 concerning requirements for prospectuses and abbreviated prospectuses (Journal of Laws of 2004, no. 186, item 1921).

On behalf of PricewaterhouseCoopers Sp. z o.o.:

Adam Celiński
Member of the Management Board
Registered Auditor
No. 90033/7039

Registered Audit Company
No. 144

Warsaw, 18th October 2004

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE FIRST HALF OF 2004

Lubin, October 2004

TABLE OF CONTENTS

EXEMPTION NUMBER: 82-4639

INTRODUCTION TO THE HALF -YEAR CONSOLIDATED FINANCIAL STATEMENTS

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedź S.A., the dominant entity of a Group, with its head office in Lubin is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302.

The basic business of the company comprises:
- the mining of non-ferrous metals ore,
- the excavation of gravel and sand,
- the production of copper, precious and non-ferrous metals
- the production of salt,
- the casting of light and non-ferrous metals,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing and storage of goods,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and computer -related activities.

The shares of the dominant entity are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

The basic activity of the Group also comprises:
- production of copper, goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

2. TIME FRAME OF ISSUER AND OF ENTITIES OF THE GROUP

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of the dominant entity and subsidiaries is unlimited, except the indirect subsidiaries PEW Aquakonrad S.A. and Energomedia Łabędy Sp. z o.o. remaining in liquidation.
The legal antecedent of the dominant entity was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements presented in the report comprise:
- the current period from 1 January to 30 June 2004, and
- the comparative period from 1 January to 30 June 2003.

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

4. COMPOSITION OF BODIES OF THE DOMINANT ENTITY

The Supervisory Board

During the period from 1 January 2004 to 16 April 2004 the Supervisory Board was composed of the following persons:

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Jerzy Kisilowski	
Janusz Maciejewicz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek
By Resolutions Nrs 9/2004 and 10/2004 of the Ordinary General Meeting dated 16 April 2004, Bohdan Kaczmarek and Jerzy Kisilowski were recalled from the Supervisory Board of the Company.
By Resolution Nr 11/2004 of the Ordinary General Meeting, Tadeusz Janusz and Jan Stachowicz were appointed to the Supervisory Board of the Company.

The Supervisory Board was composed of the following persons:

Janusz Maciejewicz	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Tadeusz Janusz	
Jan Stachowicz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek

The Management Board

During the period from 1 January 2004 to 29 March 2004 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Stanisław Speczik	President of the Management Board
Grzegorz Kubacki	Vice President of the Management Board for Employee Affairs
Tadeusz Szeląg	Vice President of the Management Board for Production
Jarosław Andrzej Szczepek	Vice President of the Management Board for Finance-Economics

By Resolutions Nrs 21 /V/04, 25/V/04 and 26/V/04 of the Supervisory Board of KGHM Polska Miedź S.A. dated 29 March 2004 the following persons were recalled from the Management Board: Stanisław Speczik, Grzegorz Kubacki and Tadeusz Szeląg. By Resolution Nr 24/V/04 of the Supervisory Board of KGHM Polska Miedź S.A. dated 29 March 2004, Wiktor Błądek was appointed as a President of the Management Board of KGHM Polska Miedź S.A. while by Resolutions Nrs 29 /V/04, 30/V/04 and 31/V/04 the following persons were appointed to the Management Board: Andrzej Kowalczyk, Andrzej Krug and Marek Szczerbiak. By Resolution Nr 28/V/04 Jarosław Andrzej Szczepek has been appointed as I st Vice President of the Management Board.

Following these changes the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Wiktor Błądek	President of the Management Board
Jarosław Andrzej Szczepek	I st Vice President of the Management Board Vice President of the Management Board for Finance-Economics
Andrzej Kowalczyk	Vice President of the Management Board for Equity Investments
Andrzej Krug	Vice President of the Management Board for Employee Affairs
Marek Szczerbiak	Vice President of the Management Board for Production

5. COMBINED DATA OF THE FINANCIAL STATEMENTS

The consolidated financial statements for the given financial period and comparable prior period was prepared as the sum of the financial statements of the dominant entity and of its fully consolidated subsidiaries, adjusted by the elimination of mutual operations and of mutual balances and by other consolidation adjustments. Shares in associate entities were valued in the consolidated financial statements by the equity method.

6. MERGER OF COMPANIES

There were no mergers with other companies in the current reporting period.

7. GOING CONCERN CONSIDERATION

The financial statements which represent the basis for preparation of the consolidated financial statements were prepared under the going concern concept as respect related entities. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.
The indirect subsidiaries PEW Aquakonrad S.A. and Energomedia "Łąbędy" sp. z o.o. remain in liquidation, the assets of which do not have any significant impact on the consolidated financial statements.

EXEMPTION NUMBER: 82-4639

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

8. ORGANISATIONAL STRUCTURE OF RELATED ENTITIES GROUP AS AT 30 JUNE 2004


Dominant entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries
"Energetyka" sp. z o.o
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
CBPM CUPRUM Spółka z o.o. - OBR
KGHM Polish Copper Limited
CBJ sp. z o.o.
POL-MIEDŹ TRANS spółka z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO s.p.r.l.
KGHM Metraco sp. z o.o.
DIALOG S.A.
"Zagłębie" Lubin SSA
KGHM Metale S.A.
PCPM sp. z o.o.
AQUAKONRAD SA in liquidation
WFP Hefra S.A.
"W. M. N." Sp. z o.o.
WM "Łabędy" S.A.
PHP "MERCUS" Spółka z o.o.
PHU Lubinpex Sp. z o.o.
Energomedia "Łabędy" Sp. z o.o. in liquidation
Dolnośląska Spółka Inwestycyjna S.A.
DFM ZANAM - LEGMET Sp. z o.o.
PeBeKa S.A.
INOVA Spółka z o.o.
DKE Spółka z o.o.
INTERFERIE Spółka z o.o.
Indirect subsidiaries not consolidated
PU Mercus Serwis Sp. z o.o.
Associates and indirect associates
POLKOMTEL S.A.
MINOVA-KSANTE Sp. z o.o.
NATUROPAK Sp. z o.o. in liquidation
Indirect associates not valued by the equity method
PHU Mercus Bis Sp. z o.o.

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

9. ENTITIES OF THE GROUP SUBJECT TO CONSOLIDATION OR VALUATION BY THE EQUITY METHOD

Item	Name of entity	Location of Head Office	Primary activity of company	Court or other registrar	Character of capital relationship	Consolid. method applied	% of share capital	Voting interest in the General Meeting
1.	CBPM CUPRUM Spółka z o.o. - OBR	Wrocław	Research and development	Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
2.	KGHM Polish Copper Limited	London	Copper trade	The Registrar of Companies, Companies House, Crown Way, Cardiff, CF4 3UZ	subsidiary	full	100.00	100.00
3.	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
4.	MIEDZIOWE CENTRUM ZDROWIA S.A.	Lubin	Medical services	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
5.	KGHM Metale S.A.	Legnica	Capital investments	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
6.	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
7.	CBJ sp. z o.o.	Lubin	Technical analysis and tests	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
8.	KGHM Kupferhandelsges m.b.H.	Viena	Copper trade	Regional Court in Vienna	subsidiary	full	100.00	100.00
9.	POL-MIEDŹ-TRANS spółka. z o.o.	Lubin	Transport	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
10.	DIALOG S.A.	Wrocław	Telecommunication, IT and data providing services	Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
11.	KGHM CONGO S.P.R.L	Lubumbashi	Ore extraction services	Tribunal de Grande Instance de Lubumbashi	subsidiary	full	99.98	99.98
12.	KGHM Metraco sp. z o.o.	Legnica	Trade,agent and representative services	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	98.96	98.96
13.	"Zagłębie" Lubin SSA	Lubin	Participation and organisation of profesional sporting events	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	79.51	79.51
14.	INTERFERIE Sp. z o.o.	Lubin	Tourism, sanatorium and hotel management	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
15.	PeBeKa S.A.	Lubin	Mine development and tunnelling operations	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
16.	DFM ZANAM - LEGMET Sp. z o.o.	Polkowice	Construction and repairs of machines	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
17.	INOVA Spółka z o.o.	Lubin	Equipment testing and control, research and development	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
18.	DKE Sp. z o.o.	Oława	Collection, processing, utilisation and storage of municipal and indust. wastes	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	50.33	50.33
19.	WFP Hefra S.A.	Warsaw	Production and sale of stainless, silver plated and silver table settings, made from arti.and ceramic materials; finished and semi-fin.products,services	Regional Court for Capital City of Warszawa, Section XIX (Economic) of the National Court of Registrations	indirectly subsidiary	full	97.21	97.21
20.	AQUAKONRAD S.A.in liquidation	Iwiny	Production of mineral water and non-alcoholic beverages; trade in mineral water and related products	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	90.40	84.11
21.	"W.M.N" Sp. z o.o.	Gliwice	Tin sheet production	Regional Court in Gliwice, Section X (Economic) of the National Court of Registrations	indirectly subsidiary	full	81.96	81.96
22.	PCPM sp. z o.o.	Wrocław	Copper promotion	Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registrations (from 05.08.2002)	indirectly subsidiary	full	81.40	81.40
23.	PHP MERCUS Sp. z o.o.	Polkowice	Trade and production of electrical cables	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
24.	Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	Lubin	Retail trade in articles for the food products and gastronomy industries	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	88.14	88.14
25.	WM "Łabędy" S.A.	Gliwice	Production of non-ferrous metals, goods made of non-ferrous metals and other services	Regional Court in Gliwice, Section X (Economic) of the National Court of Registrations	indirectly subsidiary	full	50.00	50.00
26.	Energomedia "Łabędy" Sp. z o.o.in liquidation	Gliwice	Supply of mediums (gas, power, water)	Regional Court in Gliwice, Section X (Economic) of the National Court of Registrations	indirectly subsidiary	full	50.00	50.00
27.	MINOVA - KSANTE Spółka z o.o.	Trzebcz	Production of organic and non-organic chemicals,glues;production and sale of mineral water and non-carbonated bev.	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	associated	equity method	30.00	30.00
28.	Polkomtel S.A.	Warsaw	Mobile telephony, telecommunication services	Regional Court for Capital City of Warszawa, Section XIX (Economic) of the National Court of Registrations	associated	equity method	19.61	19.61
29.	Naturopak Sp. z o.o. in liquidation	Wilków	Production of paper related goods and packages and production of machines for the paper industry	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly associated	equity method	27.50	27.50

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

10. ENTITIES EXCLUDED FROM CONSOLIDATION OR VALUATION BY THE EQUITY METHOD

Item	Name of entity	Location of Head Office	Primary activity of company	Character of capital relationship	Reason for exclusion from consolidation or equity method valuation	Percentage of share capital owned	Voting interest in General Meeting	Equity of entity	Revenue from the sale of goods and products and financial operations	Financial result	Total assets
	a	b	c	d	e	f	g	h	i	j	k
1.	Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	Lubin	Servicing of fiscal and computer equipment, repairs and servicing under guarantee and post-guarantee, IT services, installation of computer networks, retail trade in fiscal and computer equipment.	indirectly subsidiary	Low turnover and value of assets	100.00	100.00	597	1 448	126	970
2.	Przedsiębiorstwo Handlowo - Usługowe "Mercus Bis" Sp. z o.o.	Wieliczka	Wholesale sales of goods from porcelain, ceramics and glass and of construction materials, and retail sales of furniture, lighting equipment, and of household goods.	indirectly associated	Low turnover and value of assets	48.54	48.54	247	1 991	67	1 013

11. SHARE OF ENTITIES WITHIN THE GROUP IN THE CAPITAL OF OTHER ENTITIES IN THE GROUP

Item	Name of entity	Value of share capital	Name of entity with share in the capital of the entity	Share capital owned	
				nominal value	%
1.	2.	3.	4.	5.	6.
1.	PCPM sp. z o.o.	105	KGHM Metale S.A.	78	74.28
			CBPM CUPRUM Spółka z o.o.-OBR	3	2.86
			KGHM Metraco Sp. z o.o.	3	2.83
			WM "Łabędy" S.A.	3	1.43
2.	"Zagłębie" Lubin SSA	5 194	KGHM Polska Miedź S.A.	2 129	41.00
			PHP MERCUS Sp. z o.o.	2 000	38.51
3.	"W.M.N." Sp. z o.o.	36 914	KGHM Metale S.A.	23 444	63.51
			WM "Łabędy" S.A.	11 262	15.25
4.	Dolnośląska Spółka Inwestycyjna S.A.	156 864	KGHM Polska Miedź S.A.	121 507	77.46
			KGHM Metale S.A.	35 357	22.54
5.	INTERFERIE Sp. z o.o.	38 000	Dolnośląska Spółka Inwestycyjna S.A.	35 000	92.10
			KGHM Polska Miedź S.A.	1 500	3.95
			CBJ Sp. z o.o.	1 500	3.95
6.	PHP Mercus spółka z o.o.	6 474	KGHM Polska Miedź S.A.	3 335	52.63
			KGHM Metale S.A.	3 001	47.37

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

12. CHANGES TO ENTITIES SUBJECT TO CONSOLIDATION OR VALUATION BY THE EQUITY METHOD IN THE PERIOD COVERED BY THE CONSOLIDATED FINANCIAL STATEMENTS

Item	Name of the entity	Status of entity as at 31.12.2003	Date of status change	Cause of status change	Status of entity as at 30.06.2004	Equity	Revenue from the sale of goods and products and financial operations	Financial result	Total assets
1	2	3	4	5	6	7	8	9	10
1.	"Zagłębie" Lubin SSA	subsidiary excluded from consolidation	01.01.2004	entity consolidated	subsidiary consolidated	(1 194)	4 799	775	7 809
2.	Agrea - Lubin S.A.	indirectly associated	01.04.2004	disposal of shares outside Group					
3.	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	subsidiary, valued by equity method	01.01.2004	entity not valued by equity method	other entity, valued at purchase price	22 231	17 603	729	47 583
4.	Polkomtel S.A.	other entity, valued at purchase price	01.01.2004	entity valued by equity method	multi-owner commercial law company, valued by equity method	3 599 270	2 798 563	427 660	7 221 819

13. COMPARABILITY OF STATEMENTS

To ensure comparabilitys data for the half-year of 2003 were restated. A description of these differences in relation to previously-published reports is presented in Additional Explanatory Note nr 16.

14. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS

There were no qualifications to the consolidated financial statements in the auditor's opinions in the prior periods.

15. ACCOUNTING PRINCIPLES, VALUATION METHODS FOR ASSETS AND EQUITY AND LIABILITIES, DETERMINATION OF THE FINANCIAL RESULT. CONSOLIDATION PROCEDURES OF FINANCIAL STATEMENTS

In the presented periods the entities of the Group applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994, and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A. in force as at 1 January 2002.

An exception to this are subsidiaries operating under the regulations of other countries:
- KGHM Polish Copper Ltd. (Great Britain),
- KGHM Kupferhandelsgesellschaft (Austria) , and
- KGHM Congo s.p.r.l. (Republic of Congo).

To meet the requirements of consolidation, the financial statements of these entities include adjustments aimed at applying the principles used in the Group.

15.1. Intangible assets

Intangible assets include:
- acquired property rights – author's property rights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- purchased goodwill,

as well as the above rights used under a lease, tenancy or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised research and development projects, and
- the difference between the purchase price of an entity or its organised part, and the lower fair value of acquired net assets , for goodwill.

The initial value of intangible assets is decreased by accumulated planned depreciation and write-offs due to permanent diminution in value.

Depreciation of intangible assets is based on the straight line method, adapted to the anticipated period of use, as well as in the following manner:

- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for costs of research and development projects;
- over a period of 5 years for goodwill and, in individually-justified cases, over a period of 20 years, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

15.2 Tangible fixed assets

Tangible fixed assets include:

- fixed assets
- property, i.e. own land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
- machines, equipment, vehicles, etc.,
- improvements to external fixed assets (at the level of costs incurred),
- livestock, and
- fixed assets under construction and advances on fixed assets under construction.

In addition, the dominant entity capitalises future mine closure costs in fixed assets. These costs, after discounting, increase the initial value of fixed assets and are subject to depreciation from the moment they begin to be used, proportionally to the period established in the schedule of closure.
Fixed assets also include external fixed assets used under a lease, tenancy or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

The entities of the Group recognise as off-balance sheet the following items:

- State Treasury land received for perpetual usufruct, its valued based on property assessment documents, these documents being the basis for making usufruct payments,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and
- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on Art. 4section 4 of the Accounting Act.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured, their manufacturing cost.
Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.
Initial value and previously - made depreciation write-offs of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve.
The entities of the Group make write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net selling price or to otherwise-evaluated fair value.
Balance sheet depreciation write-offs are applied based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations applied by the entities of the Group, based on the following principles:

1. full depreciation of tangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by systematic write-off of their initial value over the anticipated period of their useful life, in equal monthly increments proportionally to their planned period of depreciation.

The fixed assets depreciation rates are periodically reviewed to ensure they are matched with the period of exploitation.
In the current financial period entities of the Group used non-depreciable external fixed assets based on: lease and rental agreements.
Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net sale price or to otherwise-estimated fair value.

15.3. Long term investments

Long term investments comprise assets acquired to obtain an economic gain arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:
- financial assets - shares, loans granted and other financial assets,
- investment properties and intangible assets, and
- other long term investments.

Beginning from 1 January 2004 investments which are recognised as non-current assets at the balance sheet day are valued as follows:
- shares in subordinated entities - by the equity method,
- long term financial assets which have an active market - by market value,
- loans granted, excepting those designated for trading purposes, including investment properties and intangible assets - by their adjusted purchase price estimated based on the effective interest rate,
- long term loans, including investment properties and intangible assets - by their purchase price.

Long term investments denominated in foreign currencies are valued based on the average exchange rate set for a given currency by the National Bank of Poland (NBP).

15.4. Inventories

Inventories are comprised of:
- materials ,
- semi-finished products and work in progress
- finished goods,
- goods for resale, and
- advances on deliveries.

During the year, inventories mentioned above are valued in accordance with the following principles:
- additions of materials and goods for resale - at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products - finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period since the beginning of the financial year.

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net selling price.

15.5. Long term contracts

Entities of the Group apply a valuation method to each long term contract separately, depending on the individual conditions for realisation of each contract.

15.6. Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable benefits.
From the point of view of maturity, these debtors are recognised as either long term or short term assets.

Recognised as long term assets are those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
Recognised as short term assets are trade debtors regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.
Debtors are valued at the amount payable, with the prudence principle retained. Interest for delay in payments of debtors are calculated based on contractual agreement.
Beginning on 1 January 2004 debtors denominated in foreign currencies are valued at the average exchange rate set for the given currency by the NBP.
Provisions for doubtful debts are created.

15.7. Short term investments

Recognised as short term investments are those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:
1. short term financial assets
- shares and other securities, loans granted, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are valued at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.

At the balance sheet date short term investments are valued at the lower of purchase cost and market value. When the financial asset isn't noted at the active market, its valuation is based on an individually-estimated fair value, if such value is lower than the purchase cost (price).

Investments denominated in foreign currencies are valued at the average exchange rate set for the given currency by the NBP.

15.8 Derivative financial instruments

15.8.1 Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the entity becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflects transaction costs. Embedded derivative financial instruments are extracted from a mixed agreement containing an embedded derivative financial instrument and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument, and
- It is possible to establish a trustworthy fair value for embedded instruments.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are shown in short term liabilities.

1. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate valuation model was applied which made use either of market data as at the balance sheet date, or of fair value quotations given by brokers.

1.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value or gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

1.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the income statement, in the period in which they arose.

1.3 Presentation of hedging instruments

Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of the hedged item or future cash flow arising from it.

a) *Fair value hedges*

A derivative instrument used to hedge fair value is one which:

- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and
- will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as financial costs or income in the income statement, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the income statement.

b) *Cash flow hedges*

Cash flow hedges:

- hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that
- will affect reported net profit or loss

A hedge of future valid commitment is also recognised as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under equity, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the income statement.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying amount of the asset or liability. Gains or losses having arisen from this hedging instrument are included in the income statement when the given asset or liability affects the income statement.

1.4 Dedesignation of hedges

Financial instruments are no longer recognised as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. A given instrument may be designated as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, gains or losses arising from cash flow hedges in periods defined by the above-mentioned events are retained in equity until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective because the hedged position no longer meets the definition of future valid commitment, or because of the possibility that the forecasted transaction will not take place, then the profit or loss shown in equity is immediately transferred to the income statement.

15.8.2 Foreign-denominated bank loans as a future cash flow hedging transaction in the dominant entity

Currency Risk Management

According to Risk Management Policy, the dominant entity, wishing to avoid exposure to currency risk arising from indebtedness, makes use of natural hedges by financing from loans denominated in US dollars.
The accounting policy applied should reflect such hedges in the financial statements.

The purpose of risk management is to eliminate the currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the dominant entity avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Credit drawn in US dollars is a hedging instrument against the currency risk connected with forecasted future sales in US dollars.
This hedge relates to revenues which will take place after the liabilities (credit) maturity date.
Thanks to this hedging, the dominant entity achieves a stable spot exchange rate for future revenues for the period of the hedge.

This hedging relationship is of a future cash flow hedging nature.

15.9 Prepayments

Recognised under prepayments are costs incurred or assets consumed which relate to future financial periods, for which their value has been reliably established and which will produce future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- R&D costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- costs of telecommunications licences,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year, and
- interest paid in advance on credit and loans.

Prepayments also include deferred tax assets.
From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.
The entities of the Group apply an individually-estimated period for write-offs of prepayments, depending on their type and value.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

15.10 Equity

Equity consist of:
- share capital of the dominant entity shown at nominal value,
- reserve capital, created and utilised pursuant to Statutes of entities,
- revaluation reserve – capital from revaluation of fixed assets and from revaluation of derivative instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of entities of the Group,
- retained profit or uncovered losses from prior years, and
- net profit of the current financial period.

15. 11 Liabilities

Recognised as liabilities are the obligation, arising from past events, to provide benefits of clearly defined value through the use of current or future assets.

Liabilities consist of:
- financial liabilities due to credit and loans, the issuance of debt securities, financial instruments, etc.
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are valued at their nominal value on the date they arise.
At the balance sheet date they are valued at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force.
Liabilities denominated in foreign currencies as at their date of arising and at the balance sheet date are valued at the average exchange rate set for the given currency by the NBP.

15.11.1 Contingent liabilities – off-balance sheet

Recognised as contingent liabilities are potential future obligations to provide benefits, whose arising is dependent upon the existence of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities:
- guarantees and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

15. 11.2 Provisions

Provisions are created for certain or probable future liabilities, whose value may be reliably estimated.

Provisions are created, among others, for the following liabilities:
- deferred income tax, created in connection with the positive temporary differences between the book value of assets and liabilities and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- future expenditure relating to mine closure costs, following mining excavation,
- the effects of legal and administrative proceedings against entities of the Group,
- the granting of guarantees and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The value of provisions is estimated internally.
The provision for deferred income tax is set at the amount of taxation due for payment in the future, and reflects in most instances the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The separation of provisions into long and short term is done based on proportions set using statistical methods by an actuary.
The provision for mine closure costs is set in accordance with the principles of IAS 16.

15. 11.3 Accruals

Recognised as accruals, recognised in the balance sheet under equity and liabilities are probable liabilities chargeable to the current financial period which arise from benefits obtained by the entities of the Group from contracted parties, if the value of the liability is known or may be reliably estimated, or which arises from the obligation to provide future benefits connected with current activities, whose value may be reliably estimated.

Accruals include:
- wages together with charges paid once a year,
- accounting for the cost of fees arising from the appropriation of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term provisions matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

15.11.4 Deferred income

Deferred income includes:
- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice, due to benefits whose realisation will occur in future periods,
- income due, based on the valuation of long term contracts,
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of research projects which are settled simultaneously to depreciation write-off of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets acquired.

15.12 Revenues, costs, financial result

15.12.1 Revenues

Entities of the Group recognise as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in equity in a manner other than the granting of funds by its owners. Revenues from sales are adjusted by the result from the settlement of commodity hedging instruments.

Also recognised as revenues are:
1. other operating income, connected indirectly with its economic activities:
- gain on the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,

- write-offs of tangible fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and charges received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income
- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- gain on the disposal of investments, including from the settlement of hedging instruments,
- surpluses of positive exchange rate differences over negative,
- the revaluation of short and long term investments, in that part not accounted for as revaluation reserve, and the effects of revaluation by the equity method of shares in subordinated entities,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary gains, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

15.12.2 Costs

As costs are recognised the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawing of funds by shareholders or owners.
Also recognised as costs are:
1. other operating costs, i.e. costs indirectly connected with operating activities:
- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as equity,
- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs with the exception of provisions for financial liabilities,
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilised production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs
- interest on financial liabilities and on other liabilities, including delay in payments,
- losses from the disposal of investments, including from the settlement of currency hedging instruments,
- write-offs revaluing investments, due to permanent diminution in value, effects of revaluation by the equity method of shares in subordinated entities
- surpluses of negative exchange rate differences over positive,
- the creation of provisions for financial liabilities, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities

Changes were made to accounting principles in the current financial period, aimed at adapting them to the changes in the Accounting Act dated 29 September 1994.
Data of the comparable financial periods were restated to the principles prevailing in the current period.

15.13 The consolidation procedures of the Group.

15.13.1 Organisational procedures:

1. At each balance sheet date the dominant entity determines the composition and structure of the Group based on reviewing all levels of the Group,
2. Related entities subject to consolidation are consolidated from the date on which control, joint control or a significant level of influence was obtained, to the date on which control, joint control or the significant level of influence was lost,
3. Consolidation does not include: subsidiaries, co-subsidiaries or associates valued by the equity method, in cases outlined by art. 57 and 58 of the Accounting Act dated 29 September 1994,
4. Dominant entity ownership of lower level subsidiaries is determined by multiplying the percentage share of the higher level entity by the percentage share in the lower level entity and its share in the subsidiary. The resulting level of ownership is then increased by the direct share of the dominant entity of the higher level in the subsidiary of the dominant entity of the lower level,
5. For the purpose of consolidation, the related entities apply uniform accounting principles in force in the dominant entity and the same form and scope of the unit financial statements being the basis for consolidation of the Group. Data from entities applying different accounting principles are restated in accordance with the accounting principles of the dominant entity, for consolidation purposes,
6. The consolidated financial statement is prepared at the balance sheet date and for the financial period as set for the financial statements of the dominant entity,
7. The consolidated financial statement is expressed in Polish currency. Data from financial statements of the subsidiaries expressed in foreign currencies are converted into Polish currency based on valuation principles described under methodological procedures,
8. The subsidiaries undergoing full consolidation and the non-commercial law co-subsidiaries consolidated on a proportional basis, reconcile intragroup transactions for the period and balances at the balance sheet date.

15.13.2 Methodological procedures

1. Consolidation methods

Subordinated entities are consolidated in accordance with the following methods:

- data of the subsidiaries - full consolidation, where the consolidated financial statements are made by summing up respective items in the statements of these entities with the data from the statements of the dominant entity, regardless of the percentage share of the dominant entity in the ownership structure of the subsidiary entity, and by exclusions and consolidation adjustments,
- data of non-commercial law co-subsidiaries - proportional consolidation, where the items in the financial statements of the dominant entity are summed up with a part of the respective items in the financial statements of the co-subsidiaries proportionally to shares held by the entities of the Group, and after consolidation exclusions,
- shares in associates, and also shares in commercial law co-subsidiaries - by the equity method, where the shares expressed at purchase price are adjusted by the difference between the purchase price and the value of the stake in the equity of these entities. This difference is then recognised in the consolidated financial result and disclosed in a separate item of the consolidated balance sheet.

2. Consolidation adjustments

2.1. goodwill and negative goodwill

- the difference in the value of shares in subsidiaries represented by the purchase price over the fair value of the corresponding net assets as determined at the date of obtaining of control, being either goodwill or negative goodwill, is subject to write-off to the consolidated income statement. Goodwill is written off based on the straight line method over five years, starting the month the control was obtained. In individually justifiable cases write-offs are done over 20 years time,
- the difference between the purchase price of the shares in the associates or commercial law co-subsidiaries, and the fair value of the corresponding part of the net assets, being goodwill or negative goodwill, is subject to write-off as described above.

2.2. Exclusions from consolidation

- adjustment of shares in entities valued by the equity method by the amount of the investor's share in the entity's equity increase or decrease, which took place in the period covered by the consolidation,
- conversion of the financial statements of related entities expressed in foreign currencies,
- exclusion of the turnover in the financial period between related entities undergoing full consolidation,
- adjustments of profits and losses unrealised in the Group, accounted for in the consolidated assets and arising from sale of assets at prices other than their net book value,
- exclusion of intragroup balances of all types,
- adjustments of dividends due or dividends paid by subordinated entities to the dominant entities at all levels of the Group,
- exclusion from equity of the minority interest.

16. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish złoty exchange rates in relation to the EUR, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	4.5422	4.4570
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	4.7311	4.3110
3.	highest rate in the period (Tab. nr 42/A/NBP/2004, Tab. nr 124/A/NBP/2003)	4.9149	4.4896
4.	lowest rate in the period (Tab. nr 126/A/NBP/2004, Tab. nr 2/A/NBP/2003)	4.5422	3.9773

17. BASIC ITEMS OF THE BALANCE SHEET, INCOME STATEMENT AND CASH FLOW STATEMENT IN EUR.

		as on the last day	in 000' EUR
1.	Basic balance sheet items		
		current period	comparable period
	Assets in total	1 968 345	1 873 707
I	Non-current assets	1 339 042	1 344 209
II	Current assets	629 303	529 498
	Equity and liabilities	1 968 345	1 873 707
I	Equity	1 013 998	775 196
II	Minority interest	2 934	4 172
III	Negative goodwill of subordinated entities	1 678	1 504
IV	Liabilities and provisions for liabilities	949 735	1 092 835

The EUR exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 4.5422 PLN/ EUR.
The EUR exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 4.4570 PLN/ EUR.

2. Basic income statement items in 000' EUR

		current period	comparable period
I	Revenues from the sale of products, goods and materials	780 633	604 226
II	Cost of sale of products, goods and materials	(491 704)	(484 002)
III	Gross profit (loss) from sales	288 929	120 224
VI	Profit (loss) from sales	208 542	44 346
IX	Operating profit (loss)	203 535	33 592
XIII	Profit (loss) before extraordinary items and taxation	232 477	28 749
XIV	Extraordinary items	(132)	(183)

XV	Goodwill of subordinated entities write-off	(1 103)	(27)
XVI	Negative goodwill of subordinated entities write-off	102	48
XVII	Profit (loss) before taxation	231 344	28 587
XXII	Net profit (loss)	202 862	26 034

For calculating the income statement for the current period the EUR exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, and was set by the NBP for that date as 4.7311 PLN/ EUR.
For calculating the income statement for the comparable period the EUR exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, and was set by the NBP for that date as 4.3110 PLN/ EUR.

3. Basic cash flows items in 000' EUR

		current period	comparable period
A	Net cash flow from operations	181 529	74 461
B	Net cash flow from investing activities	(26 066)	(29 991)
C	Net cash flow from financing activities	(116 184)	(12 795)
D	Total net cash flow (A+/-B+/-C)	39 279	31 675
E	Change in balance of cash and cash equivalents	39 332	31 845
F	Cash and cash equivalents – beginning of the period	105 024	55 609
G	Cash and cash equivalents – end of the period (F+/-D)	149 978	80 797

For calculating the cash flow statement for the current period the following PLN/EUR exchange rates were applied:
- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.7311
- data in F – as set by the NBP as at 31 December 2003, i.e. 4.7170
- data in G – as set by the NBP as at 30 June 2004, i.e. 4.5422.

For calculating the data of the cash flow statement for the comparable period the following PLN/EUR exchange rates were applied:
- data in A,B,C,D, E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.3110
- data in F – as set by the NBP as at 31 December 2002, i.e. 4.0202
- data in G – as set by the NBP as at 30 June 2003, i.e. 4.4570.

18. DESCRIPTION OF THE DIFFERENCES BETWEEN CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER POLISH ACCOUNTING STANDARDS AND THE CONSOLIDATED FINANCIAL STATEMENTS WHICH WOULD BE PREPARED ACCORDING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements of the KGHM Polska Miedź S.A. Group were prepared in accordance with the Polish accounting standards currently in force. The financial result, as well as some items in the balance sheet, may differ from the amounts which would have been presented in consolidated financial statements prepared according to International Financial Reporting Standards (IFRS).

The KGHM Polska Miedź S.A. Group has examined those areas in which potential differences could occur and has made a preliminary calculation of adjustments impacting the amount of equity (net assets) and the net financial result between the current consolidated financial statements prepared in accordance with Polish accounting standards and the consolidated financial statements which would have been prepared under IFRS. In order to identify these differences, the Management Board of the dominant entity used its best judgment with regard to the anticipated standards and interpretations, facts and circumstances, and accounting principles which

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

would be used in the preparation of its first full consolidated financial statements in accordance with IFRS as at 31 December 2005. In preparing this list of the major areas of difference, IFRS 1, "First-time adoption of International Financial Reporting Standards", was taken into account. The regulations of this standard are to be applied only in the preparation of the first full consolidated financial statements in accordance with IFRS.

Despite its best efforts, the Group had not yet completed, as at the date of publication of the current half-year consolidated financial statements, the process of preparing the opening balance as at 1 January 2004 (i.e. as at the date when the IFRS were adopted) nor the financial statements as at 30 June 2004. In particular, the Group had not completed the process of completing the calculation of all adjustments related to tangible fixed assets, and it is these adjustments which will in fact be the most important items in reconciling equity and the financial result according to Polish accounting standards and those of IFRS.

Accordingly, pursuant to the regulations of § 196 of the Decree of the Council of Ministers dated 11 August 2004 concerning requirements for prospectuses and abbreviated prospectuses, in order to avoid the risk of further adjustments of quantitative data and in order to avoid the disclosure of potentially-misleading financial data, it was decided not to publish a full reconciliation of the net financial result and equity between the consolidated financial statements and the data which could result from consolidated financial statements prepared according to IFRS. In the Management Board's opinion, a preliminary examination of the areas of difference and their quantification, without the preparation of full consolidated financial statements in accordance with IFRS, could result in uncertainty and would perhaps not be a sufficient and complete basis either for reliably fulfilling the requirements arising from the Decree or for the clarity of the information provided to the users of the current consolidated financial statements.

The differences presented below were established based on the Management Board's best judgement with regards to the anticipated IFRS regulations and on the existing facts and circumstances, however, as these factors may be subject to change, changes in the following information and data may also not be excluded.

Description of the major areas of difference between the Polish accounting standards applied by the Group and IFRS

18.1 Fixed assets

a) Accounting for the effects of hyperinflation

A significant part of the tangible fixed assets of the dominant entity were acquired prior to 1997. It is assumed that there was hyperinflation in Poland until the end of 1996. Therefore, in order to establish the value of tangible fixed assets in accordance with IFRS, it would be necessary to carry out appropriate adjustments for hyperinflation as required by IAS 29, "Financial Reporting in Hyperinflationary Economies", in respect of fixed assets acquired prior to 1997.

b) Interest included in the carrying amount of fixed assets

In accordance with the Accounting Act, the Group capitalised the cost of servicing liabilities drawn for the purpose of financing the purchase or manufacture of fixed assets (decreased by the income in this respect) until such time as the said fixed assets are brought into use. In accordance with IAS 23, "Borrowing costs", such interest is recognised in the income statement for the period in which it was incurred.

c) Exchange rate differences included in the carrying amount of fixed assets

In accordance with the Accounting Act, the purchase price or cost of manufacturing fixed assets includes any exchange rate differences on liabilities in foreign currencies drawn for the purpose of financing the purchase or manufacture of fixed assets, calculated for the period until such fixed assets are brought into use. According to IFRS, the capitalisation of exchange rate differences is not permissible unless the said exchange rate differences represent an adjustment of the interest costs.

d) Separate depreciation of items of fixed assets

IAS 16, "Property, plant and equipment", requires the separate depreciation of items of fixed assets whose useful lifetimes are different, although the Accounting Act has no such requirement, and therefore, for the purposes of preparing financial statements according to Polish accounting principles, the Group applied a single depreciation rate for every fixed asset as a whole.

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

e) Capitalisation of costs of major inspections
According to IAS 16 "Property, plant and equipment" if a condition of continuing to use an item of tangible fixed assets is the performance of regular major inspections for faults, the costs of such an inspection are recognised in the carrying amount of the item of fixed assets, while any remaining carrying amount of the cost of the previous inspection is derecognised. The Accounting Act has no such requirement, and therefore the Group, for the purposes of preparing financial statements according to Polish accounting principles, recognised this type of cost in the income statement at the moment it was incurred.

f) Provision for mine closure costs
For the purposes of preparing financial statements in accordance with Polish accounting principles, the dominant entity creates a provision for mine closure costs. Changes in the amount of this provision are fully recognised in the income statement. According to the interpretation of IFRIC 1, :Changes in Existing Decommissioning, Restoration and Similar Liabilities" any changes in the amount of the provision for costs of disassembly, decommissioning and restoration should adjust the value of the fixed asset, except for those changes which result from the approach of the moment of execution of liabilities (unwinding of discount), which changes are then recognised in financial costs.

g) Adjustment of manufactured cost of goods held in inventories
Adjustments affecting the value of fixed assets, as well as amounts depreciated from 1 January 2004 in production-related entities of the Group, will lead to the need for appropriate adjustments in the cost of manufactured goods held in inventories. Adjustments in this respect will be established upon completion of work related to the determination of adjustments affecting the value of fixed assets.

18.2 Intangible assets

a) Adjustment to the value of a license due to cancellation of licensing liabilities
In 2003 licensing liabilities were cancelled, which according to Polish accounting principles were fully recognised in the financial result. In accordance with IFRS, the amount of cancelled liabilities arising from the purchased license must first be subtracted from the value of the purchased license (the net value as at 31 December 2003 amounted to PLN 108 460 thousand), as the cancellation of liabilities represents an adjustment of the initial purchase price of the license, while only the excess should be recognised in the financial result. The resulting adjustment would lead to a reduction in equity as at 31 December 2003 of PLN 108 460 thousand, and to an increase in the financial result for the first half of 2004 of PLN 5 659 thousand.

18.3 Business combinations

a) Goodwill
In accordance with the Accounting Act, goodwill is depreciated over a period of no more than 5 years, although in accordance with IFRS 3, "Business Combinations", goodwill is not depreciable, but is only to be tested annually for impairment. According to IFRS 1, "First-time adoption of International Financial Reporting Standards", goodwill will no longer be depreciated as from 1 January 2004. The financial result for the first half of 2004, in accordance with IFRS, would be higher by PLN 5 236 thousand, representing the amount of goodwill depreciated during this period.

b) Negative goodwill
In accordance with the Accounting Act, negative goodwill, up to an amount not exceeding the fair value of the acquired non-current assets, and excluding long term financial assets traded on regulated markets, is recognised as deferred income for the period being the average weighted period of economic utility of the acquired and depreciable assets; negative goodwill in an amount exceeding the fair value of the non-current assets, and excluding long term financial assets traded on regulated markets, is recognised as income on the day of combination. In accordance with IFRS 3, "Business Combinations", the excess share of the fair value of acquired net assets over the cost of the combination should be fully recognised in the financial result on the takeover date. The negative goodwill in the amount of PLN 8 104 thousand which is recognised in the consolidated financial statements prepared under Polish accounting principles should be recognised in retained profit as at 31 December 2003. The financial result for the first half of 2004 should be decreased by PLN 483 thousand, representing the amount of negative goodwill written off during this period.

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

c) Minority interests
In accordance with IAS 27 "Consolidated and Separate Financial Statements", minority interests are presented in the consolidated balance sheet as a separate item within equity. Minority interests as at 31 December 2003 amounted to PLN 12 791 thousand, while as at 30 June 2004 they amounted to PLN 13 325 thousand.

18.4 Financial instruments

In accordance with IFRS 1, "First-time adoption of International Financial Reporting Standards", as regards permissible exemptions from the requirement to fully apply IFRS retrospectively, the Group chose not to restate comparative data (i.e. data for the year 2004) with respect to financial instruments. All adjustments in this regard, if they occur, will be calculated as at 1 January 2005 and recognised in correspondence with retained profit from prior years.

18.5 Functional currency

According to IAS 21 "The Effects of Changes in Foreign Exchange Rates", there is a requirement to establish a functional currency (i.e. a currency in which economic operations are accounted for at the date they occurred, balance sheet items are valued and the financial result is determined) for each entity whose data is included in the consolidated financial statements. The Accounting Act has no such requirement, and therefore foreign entities accounted for economic operations at the date on which they occurred, balance sheet items were valued and the financial result was determined in the local currency, while for the purposes of consolidation their financial statements were restated to the Polish currency according to the principles outlined in the Accounting Act. An examination of those factors which influence the establishment of the functional currency has shown that for two of the Group's foreign entities (i.e. KGHM Polish Copper Limited and KGHM Kupferhandelsges. m.b.H) the functional currency is the Polish złoty. Work is currently in progress to determine the adjustments which may be required to the consolidated financial statements.

18.6 Deferred income tax

The amount of deferred income tax will be appropriately determined from the differences described in the above points to this note, in accordance with IAS 12, "Income taxes."

18.7 Differences in the presentation and disclosure of information

The presentation of data in the consolidated financial statements prepared in accordance with IFRS and the scope of information disclosed in the additional explanatory notes may differ from that presented and disclosed according to the Accounting Act. The preparation of a list of differences in this regard will only be possible if the Group prepares fully consolidated financial statements in accordance with IFRS.

CONSOLIDATED BALANCE SHEET	Note	H1/2004	2003	H1/2003
ASSETS				
I. Non-current assets		6 082 196	6 057 015	5 991 139
1. Intangible assets, of which:	1	181 218	158 031	327 072
- goodwill		114	130	1 862
2. Goodwill of subordinated entities	2	454	572	691
3. Tangible fixed assets	3	4 795 274	4 776 774	4 589 509
4. Long term debtors	4, 9	3 297	3 293	4 612
4.1. From related entities				
4.2. From other entities		3 297	3 293	4 612
5. Long term investments	5	793 467	797 476	808 769
5.1. Investment property		6 116	5 067	5 068
5.2. Intangible assets				
5.3. Long term financial assets		787 351	792 409	803 701
a) in related entities, of which:		708 572	722 268	731 669
- shares in subordinated entities valued by the equity method		707 768	716 564	627 915
- shares in subsidiaries and co-subsidiaries not subject to consolidation		402	5 704	5 704
b) in other entities		78 779	70 141	72 032
5.4. Other long term investments				
6. Long term prepayments	6	308 486	320 869	260 486
6.1. Deferred income tax asset		306 378	318 728	255 425
6.2. Other prepayments		2 108	2 141	5 061
II. Current assets		2 858 420	2 584 301	2 359 974
1. Inventories	7	940 501	893 821	952 267
2. Short term debtors	8, 9	737 898	661 253	627 240
2.1. From related entities		96	384	2 334
2.2. From other entities		737 802	660 869	624 906
3. Short term investments	10	1 084 555	981 223	693 371
3.1 Short term financial assets		1 084 555	981 223	693 371
a) in related entities				751
b) in other entities		403 879	486 632	332 041
c) cash and cash equivalents		680 676	494 591	360 579
3.2. Other short term investments				
4. Short term prepayments	11	95 466	48 004	87 096
Total assets		8 940 616	8 641 316	8 351 113

EQUITY AND LIABILITIES				
I. Equity		4 605 782	3 651 290	3 455 047
1. Share capital	13	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Treasury shares (negative value)	14			
4. Reserve capital	15	1 867 925	1 429 705	1 421 280
5. Revaluation reserve	16	465 412	476 560	971 942
6. Other reserve capital	17	1 313	859	2 597
7. Exchange rate differences arising from subordinated entities		24 402	24 225	22 408
a. positive exchange rate differences		24 402	24 225	22 408
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years		(713 032)	(1 070 356)	(1 075 412)
9. Net profit (loss)		959 762	790 297	112 232
10. Write-off of net profit in the financial year (negative value)	18			
II. Minority interest	19	13 325	12 791	18 597
III. Negative goodwill of subordinated entities	20	7 621	8 104	6 705

EXEMPTION NUMBER: 82-4639

IV. Liabilities and provisions for liabilities		4 313 888	4 969 131	4 870 764
1. Provisions for liabilities	21	1 400 207	1 405 377	1 490 342
1.1. Deferred income tax provision		210 963	213 105	292 062
1.2. Provision for retirement and related benefits		740 674	725 387	721 337
a) long term		683 328	667 565	668 243
b) short term		57 346	57 822	53 094
1.3. Other provisions		448 570	466 885	476 943
a) long term		400 147	407 747	412 019
b) short term		48 423	59 138	64 924
2. Long term liabilities	22	953 292	1 429 688	18 887
2.1. Toward related entities				
2.2. Toward other entities		953 292	1 429 688	18 887
3. Short term liabilities	23	1 712 625	1 978 590	3 166 539
3.1. Toward related entities		1 720	2 510	6 066
3.2. Toward other entities		1 624 440	1 911 089	3 081 604
3.3. Special funds		86 465	64 991	78 869
4. Accruals and deferred income	24	247 764	155 476	194 996
4.1. Negative goodwill				
4.2. Other accruals and deferred income		247 764	155 476	194 996
a) long term		5 958	3 188	2 628
b) short term		241 806	152 288	192 368
Total equity and liabilities		8 940 616	8 641 316	8 351 113

Net assets		4 605 782	3 651 290	3 455 047
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	25	23.03	18.26	17.28
Diluted shares outstanding				
Diluted net assets per share (in PLN)	25			

OFF-BALANCE SHEET ITEMS	Note	H1/2004	2003	H1/2003
1. Contingent debtors	26	108 648	81 597	84 611
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		108 648	81 597	84 611
- received guarantees		8 339	10 561	14 830
- contested State budget issues		74 071	44 831	43 992
- bills of exchange debtors		25 751	26 094	25 609
- other		487	111	180
2. Contingent liabilities	26	37 247	54 234	27 505
2.1. Toward related entities (due to)		32 277	46 318	25 082
- granted guarantees		32 277	46 318	25 082
2.2. Toward other entities (due to)		4 970	7 916	2 423
- granted guarantees		4 970	7 916	2 423
3. Other (due to)		362 268	360 342	328 610
- bills of exchange		51 538	37 171	24 850
- perpetual usufruct of land		205 765	199 114	203 514
- fixed assets used on the basis of a rental, lease agreements etc.		5 426	9 779	6 003
- commitments due to implementation and R&D projects, and other unrealised agreements		93 753	99 885	59 607
- contested liabilities to the State budget			403	24 103
- other unresolved and disputed issues, etc.		5 786	13 990	10 533

EXEMPTION NUMBER: 82-4639

CONSOLIDATED INCOME STATEMENT	Note	H1/2004	H1/2003
I. Net revenue from the sale of products, goods for resale and materials, of which:		3 693 251	2 604 819
- from related entities		424	7 780
1. Net revenue from the sale of products	27	3 569 988	2 504 412
2. Net revenue from the sale of goods for resale and materials	28	123 263	100 407
II. Cost of products, goods for resale and materials sold, of which:		(2 326 299)	(2 086 532)
- from related entities		(2 395)	(7 067)
1. Cost of manufactured products sold	29	(2 242 433)	(2 006 611)
2. Cost of goods for resale and materials sold		(83 866)	(79 921)
III. Gross profit (loss) (I-II)		1 366 952	518 287
IV. Selling costs	29	(74 011)	(52 514)
V. General administrative costs	29	(306 309)	(274 599)
VI. Profit (loss) from sales (III-IV-V)		986 632	191 174
VII. Other operating income		52 695	44 838
1. Gain on disposal of non-financial assets		71	881
2. Subsidies		483	320
3. Other operating income	30	52 141	43 637
VIII. Other operating costs		(76 383)	(91 197)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(8 685)	(46 121)
3. Other operating costs	31	(67 698)	(45 076)
IX. Operating profit (loss) (VI+VII-VIII)		962 944	144 815
X. Financial income	32	343 169	254 184
1. Dividends and share in profit, of which:		1 526	125
-from related entities			
2. Interest, of which:		17 761	16 896
- from related entities			12
3. Gain from the disposal of investments		114 667	65 939
4. Revaluation of investments		158 409	162 570
5. Other		50 806	8 654
XI. Financial costs	33	(203 921)	(275 064)
1. Interest, of which:		(32 164)	(49 689)
- to related entities			(8)
2. Loss from the disposal of investments			
3. Revaluation of investments		(146 731)	(147 249)
4. Other		(25 026)	(78 126)
XII. Profit (loss) on the sale of all or some shares in subordinated entities	34	(2 318)	
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)		1 099 874	123 935
XIV. Result on extraordinary items (XIV.1.-XIV.2.)		(626)	(787)
1. Extraordinary gains	35	42	156
2. Extraordinary losses	36	(668)	(943)
XV. Write-off of goodwill of subordinated entities		(5 220)	(118)
XVI. Write-off of negative goodwill of subordinated entities		483	207
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)		1 094 511	123 237
XVIII. Taxation	37	(218 149)	(69 246)
a) current taxation		(218 425)	(67 186)
b) deferred taxation		276	(2 060)
XIX. Other obligatory deductions from profit (loss increase)	38		
XX. Share in net profit (loss) of subordinated entities valued by the equity		84 393	59 185
XXI. Minorities (profit) loss		(993)	(944)
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	39	959 762	112 232

Net profit (loss) (annualised)		1 637 827	(100 937)
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per ordinary share (in PLN)	40	8.19	(0.50)
Weighted average diluted number of ordinary shares			
Diluted profit (loss) per ordinary share (in PLN)	40		

EXEMPTION NUMBER: 82-4639

STATEMENT OF CHANGES IN CONSOLIDATED EQUITY	H1/2004	2003	H1/2003
I. Equity - beginning of the period	3 348 182	3 074 791	3 074 791
a) changes of accounting policies	303 109	155 014	154 338
b) corrections due to error			
I.a. Equity - beginning of the period, after adjustment with comparative data	3 651 291	3 229 805	3 229 129
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issue of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3.Treasury shares - beginning of the period			
3.1. Changes in treasury shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Treasury shares - end of the period			
4. Reserve capital - beginning of the period	1 429 705	1 230 370	1 230 370
4.1. Changes in reserve capital	438 220	199 335	190 910
a) increase, due to:	736 185	318 162	305 273
- share premium account			
- from profit distribution (statutory)	21 559	579	1 009
- from profit distribution (over statutorily-required minimum value)	676 425	266 230	265 801
- transfer from revaluation reserve	18 490	5 397	1 400
- consolidation adjustments	16 215	35 516	21 878
- payments of other shareholders		199	
- share in change of capital entities valued by equity method	1 972	4 027	4 027
- other	1 524	6 214	11 158
b) decrease, due to:	(297 965)	(118 827)	(114 363)
- coverage of losses	(261 547)	(73 974)	(69 474)
- share in results of entities valued by equity method	(2 297)	(1 652)	(1 652)
- consolidation adjustments	(30 810)	(43 181)	(43 237)
- write-off of goodwill from prior years	(237)		
- other	(3 074)	(20)	
4.2. Reserve capital - end of the period	1 867 925	1 429 705	1 421 280
5. Revaluation reserve - beginning of the period	441 105	862 115	862 115
5.1. Changes in revaluation reserve	24 307	(385 555)	109 827
a) increase, due to:	549 290	514 406	247 540
- settlement due to hedging instruments	430 683	100 997	8 916
- change of entity status			(1 295)
- excess of deferred income tax assets over deferred income tax provision		115 956	
- valuation of hedging transactions, in the effective part	83 107	297 087	219 850
- settlement of the effects of valuation of hedging instruments after change in the principle for establishing exchange rates			20 069
- change of accounting policies	35 455		
- other	45	366	
b) decrease, due to:	(524 983)	(899 961)	(137 713)
- disposal of fixed assets	(18 529)	(6 872)	(1 528)
- valuation of hedging instruments, in the effective part	(372 735)	(711 297)	(9 060)
- settlement of hedging instruments	(117 795)	(181 792)	(89 818)
- excess of deferred income tax provision over deferred income tax assets	(15 924)		(37 291)
- other			(16)
5.2. Revaluation reserve - end of the period	465 412	476 560	971 942

6. Other reserve capital - beginning of the period	859	648	648
6.1. Changes in other reserve capital	454	211	1 949
a) increase, due to:	454	211	1 949
- capital creation from net profit (General Shareholders Meeting decision)	75	89	89
- change of entity status			1 860
- consolidation adjustments	379	122	
b) decrease, due to:			
6.2. Other reserve capital - end of the period	1 313	859	2 597
7. Exchange rate differences arising from subordinated entities	24 402	24 225	22 408
8. Retained profit (uncovered loss) from prior years - beginning of the period	(547 712)	(1 040 048)	(1 040 048)
8.1. Retained profit from prior years - beginning of the period	717 589	273 091	273 091
a) changes to accounting methodology (policies)	267 654	155 628	154 345
b) corrections due to error			
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	985 243	428 719	427 436
a) increase, due to:	(2 251)	10 967	11 600
- distribution of profit from prior years			
- change of entity status			633
- consolidation adjustments	(2 251)	10 967	10 967
b) decrease, due to:	(705 578)	(274 896)	(274 743)
- coverage of loss	(7 370)	(7 898)	(7 745)
- transfer to reserve capital	(697 984)	(266 809)	(266 809)
- transfer to other reserve capital	(75)	(89)	(89)
- bonuses and premiums for employees	(112)	(100)	(100)
- consolidation adjustments (including due to permanent dimunition in value of shares)	(5)		
- other decreases	(32)		
8.3. Retained profit from prior years - end of the period	277 414	164 790	164 293
8.4. Uncovered loss from prior years - beginning of the period	1 265 301	1 313 139	1 313 139
a) changes to accounting methodology (policies)		572	7
b) corrections due to error		43	
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 265 301	1 313 754	1 313 146
a) increase, due to:	10 928	4 802	3 601
- transfer of losses from prior years to be covered			
- consolidation adjustments	10 928	4 802	3 601
b) decrease, due to:	(285 783)	(83 411)	(77 042)
- coverage of loss from profit distribution	(7 370)	(7 898)	(7 745)
- coverage of loss from reserve capital and other reserve capital	(261 547)	(73 974)	(69 474)
- consolidation adjustments	(16 866)	(1 539)	177
8.6. Uncovered loss from prior years - end of the period	990 446	1 235 145	1 239 705
8.7. Retained profit (uncovered loss) from prior years - end of the period	(713 032)	(1 070 355)	(1 075 412)
9. Net result	959 762	790 297	112 232
a) net profit	959 762	790 297	112 232
b) net loss			
c) write-off from profit			
II. Equity - end of the period	4 605 782	3 651 291	3 455 047
III. Equity, after adjustment for proposed profit distribution (coverage of loss)	4 605 782	3 651 291	3 455 047

EXEMPTION NUMBER: 82-4639

CONSOLIDATED CASH FLOW STATEMENT	H1/2004	H1/2003
A. NET CASH FLOW FROM OPERATIONS - indirect method		
I. Net profit (loss)	959 762	112 232
II. Total adjustments	(100 931)	208 769
1. Minorities profit (loss)	993	944
2. Share in (profit) loss of subordinated entities valued by the equity method	(84 393)	(59 185)
3. Depreciation, of which:	228 975	249 176
- write-off of goodwill or negative goodwill of subordinated entities	4 737	(89)
4. (Profit) loss on exchange rate differences	(2 925)	13 735
5. Interest and share in profits (dividends)	26 369	45 390
6. (Profit) loss on investing activities	(107 980)	(64 195)
7. Change in provisions	9 449	16 835
8. Change in inventories	(46 673)	(46 733)
9. Change in debtors	(87 303)	99 267
10. Change in short term liabilities, excluding bank and other loans	(17 404)	47 442
11. Change in prepayments and accruals	29 050	(50 112)
12. Other adjustments	(49 089)	(43 795)
III. Net cash flow from operations (I+/-II)	858 831	321 001
B. Cash flow from investing activities		
I. Inflow	217 571	116 393
1. The sale of intangible assets and tangible fixed assets	5 440	2 555
2. The sale of investments property and intangible assets		
3. From financial assets, of which:	211 691	89 834
a) in related entities	68 547	46 520
- the sale of financial assets		1
- dividends and share in profit	68 547	46 509
- repayment of long term loans granted		
- interest		10
- other inflow from financial assets		
b) in other entities	143 144	43 314
- the sale of financial assets	141 304	39 466
- dividends and share in profit	1 751	
- repayment of long term loans granted		
- interest	89	3 848
- other inflow from financial assets		
4. Other investment inflow	440	24 004
II. Outflow	(340 891)	(245 686)
1. The purchase of intangible assets and tangible fixed assets	(249 748)	(133 169)
2. The purchase of property and intangible assets		
3. For financial assets, of which:	(79 550)	(84 839)
a) in related entities	(2)	(15 003)
- the purchase of financial assets	(2)	(15 003)
- long term loans granted		
- other outflow from financial assets		
b) in other entities	(79 548)	(69 836)
- the purchase of financial assets	(79 548)	(62 836)
- long term loans granted		
- other outflow from financial assets		(7 000)
4. Dividends and other share in profit paid to minorities	(78)	(215)
5. Other investment outflow	(11 515)	(27 463)
III. Net cash flow from investing activities (I-II)	(123 320)	(129 293)

EXEMPTION NUMBER: 82-4639

C. Cash flow from financing activities		
I. Inflow	15 870	16 809
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		199
2. Bank and other loans	15 870	16 610
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(565 546)	(71 967)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(530 266)	(18 409)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(5 568)	(731)
8. Interest	(29 712)	(52 827)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(549 676)	(55 158)
D. Total net cash flow(A.III+/-B.III+/-C.III)	185 835	136 550
E. Change in balance sheet total of cash and cash equivalents, of which:	186 085	137 284
- change in cash and cash equivalents due to exchange rate differences	250	734
F. Cash and cash equivalents - beginning of the period	495 397	223 561
G. Cash and cash equivalents - end of the period (F+/-D), of which:	681 232	360 111
- including those having limited rights of disposal	67 338	29 070

ADDITIONAL INFORMATIONS AND EXPLANATIONS

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1A.

INTANGIBLE ASSETS	H1/2004	2003	H1/2003
a. Research and development costs	6 630	7 734	4 589
b. Goodwill	114	130	1 862
c. Purchased concessions, patents, licenses and similar items, of which:	140 602	150 045	320 376
- computer software	26 009	27 904	24 778
d. Other intangible assets	33 872	122	104
e. Prepayments for intangible assets			141
Total intangible assets	181 218	158 031	327 072

Note 1B.

MOVEMENTS IN INTANGIBLE ASSETS (by type)

	a	b	c		d	e	
	research and development costs	goodwill	purchased concessions, patents, licenses and similar items, of which:	- computer software	other intangible assets	prepayments for intangible assets	Total intangible assets
a. Gross book value at the beginning of the period	13 803	3 557	948 633	61 395	225		966 218
b. Additions, due to:	76		2 775	2 278	35 187	100	38 138
- transfer from tangible fixed assets under construction			1 478	1 336			1 478
- purchase	76		1 228	901	160		1 464
- aquisition of entities					2 647		2 647
- used based on rental, lease and other similar agreements					32 347		32 347
- other			69	41	33	100	202
c. Disposals, due to:			(4 497)	(2 182)	(489)		(4 986)
- sale			(1)	(1)			(1)
- liquidation or write-off			(4 272)	(2 034)	(489)		(4 761)
- other			(224)	(147)			(224)
d. Gross book value at the end of the period	13 879	3 557	946 911	61 491	34 923	100	999 370
e. Accumulated depreciation at the beginning of the period	6 069	1 520	248 564	33 488	103		256 256
f. Depreciation for the period, due to:	1 180	16	7 721	1 991	948	100	9 965
- current depreciation	1 180		12 127	4 147	455		13 762
- liquidation or write-off			(4 262)	(2 032)	(204)		(4 466)
- aquisition of entities					697		697
- sale			(1)	(1)			(1)
- other		16	(143)	(123)		100	(27)
g. Accumulated depreciation at the end of the period	7 249	1 536	256 285	35 479	1 051	100	266 221
h. Write-offs due to permanent diminution in value at the beginning of the period		1 907	550 024	3			551 931
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period		1 907	550 024	3			551 931
j. Net book value of intangible assets at the end of the period	6 630	114	140 602	26 009	33 872		181 218

EXEMPTION NUMBER: 82-4639

Note 1C.

INTANGIBLE ASSETS BY CLASS OF OWNERSHIP	H1/2004	2003	H1/2003
a. Own intangible assets	148 832	158 003	327 046
b. Intangible assets used on the basis of a rental, lease, or similar agreements, including leasing agreement, of which:	32 386	28	26
- purchased concessions, patents, licenses and similar items	83	3	2
- other property rights	32 303	25	24
Total intangible assets	181 218	158 031	327 072

Note 2A.

GOODWILL OF SUBORDINATED ENTITIES	H1/2004	2003	H1/2003
a) goodwill - subsidiaries	454	572	691
b) goodwill - co-subsidiaries			
c) goodwill - associates			
Total goodwill of subordinated entities	454	572	691

Note 2B.

CHANGE IN GOODWILL - subsidiaries	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period	129 348	128 164	128 164
b) increases, due to:	6 002	1 184	1 184
- change of entity status	6 002		
- change in number of shares		1 184	1 184
c) decreases, of which:			
d) gross book value at the end of the period	135 350	129 348	129 348
e) write-off of goodwill at the beginning of the period	128 776	128 164	128 164
f) write-off of goodwill for the period, due to:	6 120	612	493
- current write-off	5 220	237	118
- other	900	375	375
g) write-off of goodwill at the end of the period	134 896	128 776	128 657
h) net book value at the end of the period	454	572	691

Note 2C.

CHANGE IN GOODWILL - co-subsidiaries	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 2D.

CHANGE IN GOODWILL - associates	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period	7	7	7
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period	7	7	7
e) write-off of goodwill at the beginning of the period	7	7	7
f) write-off of goodwill for the period, due to:			
g) write-off of goodwill at the end of the period	7	7	7
h) net book value at the end of the period			

EXEMPTION NUMBER: 82-4639

GOODWILL OF SUBORDINATED ENTITIES, BY ENTITY					
Controlled entities	Date of share purchase	Purchase price	Market value of net assets as of date of purchase	Goodwill arising on consolidation	Value of write-offs
Total	X	X	X	135 357	134 903
DKE-Oława Sp. z o.o.	17.11.1997	385	385	0	0
DIALOG S.A.	24.11.2000	165 502	45 174	120 328	120 330
- change of entity status				2	
WFP Hefra S.A.	7.06.2000	11 647	6 536	5 111	6 199
- % change of stake				1 088	
DFM ZANAM Sp.z o.o.	11.04.2001	11 353	10 442	911	911
FNS Lefana Sp. z o.o.	26.01.2001	5 446	4 961	485	
- adjustment due to % change of stake				(20)	465
Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	31.05.2001	4 686	3 502	1 184	730
Kwarce S.A.	28.03.1997	8 380	7 992	388	
- adjustment due to purchases				(129)	259
"Zagłębie Lubin" Sportowa Spółka Akcyjna	25.03.2003	5 000	(1 002)	6 002	6 002
Naturopak Sp. z o.o.	08.07.1996	8	1	7	7

Note 3A.

TANGIBLE FIXED ASSETS	H1/2004	2003	H1/2003
a. Fixed assets, of which:	4 255 228	4 294 747	4 175 646
- land (including perpetual usufruct of land)	22 728	21 451	22 127
- buildings, premises and land and water engineering infrastructure	2 485 538	2 517 715	2 520 058
- plant and machinery	1 635 396	1 649 736	1 540 862
- vehicles	74 240	71 385	61 909
- other fixed assets	37 326	34 460	30 690
b. Fixed assets under construction	539 417	481 986	411 715
c. Prepayments for fixed assets under construction	629	41	2 148
Total tangible fixed assets	4 795 274	4 776 774	4 589 509

Entities of the Group periodically review their fixed assets depreciation rates as applied to their period of exploitation. At present the dominant entity is carrying out its annual review process, and plans to complete this process by the end of 2004. The potential exists that this review will indicate the necessity to make an adjustment of accumulated depreciation, which as a result may lead to an increase in the value of tangible fixed assets as well as of retained profit from prior years in the financial statements for 2004. Any eventual changes in this regard would have no impact either on future cash flows or on revenues.

Due to the securing of bank and other loans drawn by companies of the Group, security was attached to tangible fixed assets in the form of a mortgage on property and the transferral of ownership rights to fixed assets.

Note 3B.

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other tangible fixed assets	Total tangible fixed assets
a. Gross book value at the beginning of the period	26 141	5 063 850	4 452 296	238 632	116 443	9 897 362
b. Additions, due to:	1 926	32 724	120 716	14 204	8 271	177 841
- purchase	163	1 579	17 118	2 547	2 236	23 643
- transfer from tangible fixed assets under construction	394	28 012	102 832	10 649	4 993	146 880
- donations and other acquisitions freely granted		3 057	7	21		3 085
- balance as at date of subsidiary acquisition			230	120	92	442
- other	1 369	76	529	867	950	3 791
c. Disposals, due to:	(515)	(18 785)	(64 665)	(2 710)	(2 640)	(89 315)
- liquidation		(15 117)	(61 796)	(542)	(1 345)	(78 800)
- sales	(96)	(985)	(1 620)	(1 944)	(109)	(4 754)
- reclassification to other group		(23)	(153)			(176)
- reclassification to current asstes			(548)		(65)	(613)
- donations and other transferals freely granted		(2 062)	(632)	(224)		(2 918)
- consolidation adjustments	(18)	(232)	96		(4)	(158)
- other	(401)	(366)	(12)		(1 117)	(1 896)
d. Gross book value at the end of the period	27 552	5 077 789	4 508 347	250 126	122 074	9 985 888
e. Accumulated depreciation at the beginning of the period	3 318	2 540 750	2 801 555	166 876	81 983	5 594 482
f. Depreciation for the period, due to:	176	46 060	70 371	8 790	2 765	128 162
- current depreciation	217	62 528	131 665	10 800	5 250	210 460
- balance as at date of subsidiary acquisition			53	8	32	93
- reclassification to other group		73	80			153
- liquidation		(14 142)	(58 653)	(517)	(1 248)	(74 560)
- sale	(30)	(488)	(1 428)	(1 318)	(109)	(3 373)
- reclassification to current assets			(548)		(49)	(597)
- donations and other transferals freely granted	(5)	(1 910)	(631)	(201)		(2 747)
- other	(6)	(1)	(167)	18	(1 111)	(1 267)
g. Accumulated depreciation at the end of the period	3 494	2 586 810	2 871 926	175 666	84 748	5 722 644
h. Write-offs due to permanent diminution in value at the beginning of the period	1 372	5 385	1 005	371		8 133
- additions		56	21			77
- disposals	(42)		(1)	(151)		(194)
i. Write-offs due to permanent diminution in value at the end of the period	1 330	5 441	1 025	220		8 016
i. Net book value at the end of the period	22 728	2 485 538	1 635 396	74 240	37 326	4 255 228

EXEMPTION NUMBER: 82-4639

Note 3C.

FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2004	2003	H1/2003
a. Own fixed assets	4 243 595	4 280 158	4 168 404
b. Fixed assets used on the basis of a rental, lease, or similar agreements, including leasing agreement, of which:	11 744	14 589	7 242
- financial leasing	11 676	14 589	7 033
Total fixed assets	4 255 339	4 294 747	4 175 646

Note 3D.

OFF-BALANCE SHEET FIXED ASSETS	H1/2004	2003	H1/2003
Fixed assets used on the basis of a rental, lease, or similar agreements, including leasing agreement, of which:	211 191	208 893	209 516
- value of perpetual usufruct of land	205 765	199 114	203 514
- value of leased land	19	2	2
- fixed assets used on the basis of rental, lease agreements	3 177	6 462	2 254
- fixed assets used on the basis of leasing agreements (not subject to depreciation)	2 230	3 315	3 746
Total off-balance sheet fixed assets	211 191	208 893	209 516
Value of Treasury land used in perpetual usufruct by related entities:	205 952	199 301	204 771
- subsidiaries fully consolidated and the dominant entity	205 765	199 114	203 514
- entities valued by the equity method	187	187	1 257
- subsidiaries and associates excluded from consolidation			
Value of fixed assets (with land) not subject to depreciation used on the basis of rental, lease, or similar agreement by related entities:	3 196	6 464	4 056
- subsidiaries fully consolidated and the dominant entity	3 196	6 464	2 256
- entities valued by the equity method			
- subsidiaries and associates excluded from consolidation			1 800
Value of fixed assets used on the basis of leasing agreements (not subject to depreciation) by related entities:	2 230	3 403	3 789
- subsidiaries fully consolidated and the dominant entity	2 230	3 315	3 746
- entities valued by the equity method		88	43
- subsidiaries and associates excluded from consolidation			

Note 4A.

LONG TERM DEBTORS	H1/2004	2003	H1/2003
a) debtors from related entities, of which:			
- from subsidiaries, due to:			
- from co-subsidiaries, due to:			
- from associates, due to:			
- from significant investor, due to:			
- from dominant entity, due to:			
b) from other entities, of which:	3 297	3 293	4 612
- other debtors	3 297	3 293	4 612
Net long term debtors	3 297	3 293	4 612
c) Allowance for debtors			
Gross long term debtors	3 297	3 293	4 612

EXEMPTION NUMBER: 82-4639

Note 4B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	3 293	5 458	5 458
- debtors adjudicated due to bankruptcy, conciliatory and other proceedings, and long term pledges	3 293	3 918	5 458
b) increase, due to:	4	28	9
- other increases	4	28	9
c) decrease, due to:		(2 193)	(855)
- reclassification as short term debtors		(2 177)	(855)
- other decreases		(16)	
d) end of the period	3 297	3 293	4 612
- debtors adjudicated due to bankruptcy, conciliatory and other proceedings, and long term pledges	3 297	3 293	4 612

Note 4C.

CHANGE IN ALLOWANCE FOR LONG TERM DEBTORS	H1/2004	2003	H1/2003
Beginning of the period		852	852
a) increase, due to		49	
- other		49	
b) decrease, due to:		(901)	(852)
- reclassification of allowance for debtors		(852)	(852)
- repayment of debtors		(2)	
- other		(47)	
Allowance for long term debtors at the end of the period			

Note 4D.

LONG TERM DEBTORS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	3 060	3 060	4 387
b) in foreign currency	237	233	225
b1. unit / currency '000 / GBP	35	35	35
'000 PLN	237	233	225
other currencies in '000 PLN			
Total long term debtors	3 297	3 293	4 612

Note 5A.

CHANGE IN INVESTMENT PROPERTY (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	5 067	5 067	5 068
b) increase, due to:	1 049		
- purchase of land	1 049		
c) decrease, due to:			
d) end of the period	6 116	5 067	5 068
- land with acquired rights to perpetual usufruct of land, and first payment excess over annual payment	5 270	4 221	4 221
- buildings, premises and land and water engineering infrastructure with co-operative housing rights to a flat or other premises	846	846	847

Note 5B.

CHANGE IN INTANGIBLE ASSETS (by type)	H1/2004	2003	H1/2003
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

EXEMPTION NUMBER: 82-4639

Note 5C.

LONG TERM FINANCIAL ASSETS	H1/2004	2003	H1/2003
a) in subsidiaries and co-subsidiaries not subject to consolidation	402	5 704	5 704
- shares	402	5 704	5 704
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
b) in subsidiaries, co-subsidiaries and associates valued by the equity method	707 768	716 564	725 965
- shares	707 768	716 564	627 915
- debt securities			
- other securities (by type)			
- loans granted			98 050
- other long term financial assets (by type)			
c) in other entities	79 181	70 141	72 032
- shares	28 880	18 335	17 333
- debt securities	3 025	3 016	2 972
- other securities (by type)	47 269	48 783	51 720
- participation unit	47 217	48 729	51 687
- other securities	52	54	33
- loans granted			
- other long term financial assets (by type)	7	7	7
- payment to share fund	7	7	7
Total long term financial assets	787 351	792 409	803 701

Note 5D.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	792 409	775 886	775 886
- shares	740 603	645 144	645 144
- debt securities	3 016	2 987	2 987
- other securities	48 783	29 698	29 698
- long term loans		98 050	98 050
- other long term financial assets	7	7	7
b) increase, due to:	90 413	187 211	93 345
- consolidation adjustments of shares of related entities		148 622	58 492
- purchase of shares	1 338	5 000	5 000
- increase of shares covered by cash		100	
- exchange of shares for debt		1 351	
- purchase of securities	2 751	29 156	27 761
- adjustments in value of shares	323		
- adjustments in value of securities	9		
- change in status of entity		807	754
- prepayment for long term financial assets	1 338		
- share in net profit of subordinated entities valued by the equity method	84 558	1 972	1 317
- other increases of long term financial assets	96	203	21
c) decrease, due to:	(95 471)	(170 688)	(65 530)
- consolidation adjustments of shares of related entities	(7 823)	(7 110)	(7 167)
- dividend payment by entities valued by the equity method	(68 547)	(47 646)	(47 490)
- adjustments in value of shares due to permanent dimunition in value		(652)	
- sale of shares	(8 331)		
- repayment of long term loans		(98 050)	
- sale of securities		(15)	
- adjustments in value of other securities		(779)	(335)
- settlement of prepayment for long term financial assets	(1 338)		
- change in status of entity	(5 000)	(4 653)	(4 653)
- share in losses of subordinated entities valued by the equity method	(165)	(2 297)	(368)
- other decreases of long term financial assets	(4 267)	(9 486)	(5 517)
d) end of the period	787 351	792 409	803 701
- shares	737 050	740 603	650 952
- debt securities	3 025	3 016	2 972
- other securities	47 269	48 783	51 720
- long term loans			98 050
- other long term financial assets	7	7	7

EXEMPTION NUMBER: 82-4639

Note 5E

SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, co-subsidiaries, associates, with description of direct and indirect relations)	Consolidation method applied / the equity method or indication that entity is not subject to consolidation / or equity method valuation	Date of obtaining of control / co-control / significant influence	Value at purchase price of shares	Write-offs adjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Shareholders Meeting	Other than defined under letter j) or k), basis of control / co-control / significant influence
1.	CBPM CUPRUM Spółka z o.o. - OBR	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506		3 506	100.00	100.00	
2.	KGHM Polish Copper Limited *	London	Copper trade	subsidiary	full	21.06.1991	6 903		6 903	100.00	100.00	
3.	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	148 258	14 493	133 765	100.00	100.00	
4.	MIEDZIOWE CENTRUM ZDROWIA S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	54 279	31 116	23 163	100.00	100.00	
5.	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	159 374	74 657	84 717	100.00	100.00	
6.	Energetyka sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	99 608		99 608	100.00	100.00	
7.	CBJ sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218		2 218	100.00	100.00	
8.	KGHM Kupferhandelsges m.b.H. *	Vienna	Copper trade	subsidiary	full	13.11.1996	925	29	896	100.00	100.00	
9.	POL-MIEDŹ-TRANS spółka. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442		61 442	100.00	100.00	
10.	DIALOG S.A.	Wrocław	Telecommunication, IT and data providing services	subsidiary	full	11.06.1999	875 735		875 735	100.00	100.00	
11.	KGHM CONGO S.P.R.L *	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	57 938		99.98	99.98	
12.	KGHM Metraco sp. z o.o.	Legnica	Trade, agent and representative services	subsidiary	full	21.06.1991	12 865		12 865	98.96	98.96	
13.	"Zagłębie" Lubin SSA	Lubin	Participation and organisation of professional sporting events	subsidiary	full	25.03.2003	7 001		7 001	79.51	79.51	
14.	INTERFERIE Spółka. z o.o.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full	15.06.1992	23 374		23 374	100.00	100.00	
15.	PeBeKa S.A.	Lubin	Mine development and tunnelling operations	indirectly subsidiary	full	01.01.1993	36 376	5 198	31 178	100.00	100.00	
16.	DFM ZANAM - LEGMET Sp. z o.o.	Polkowice	Construction and repairs of machines	indirectly subsidiary	full	11.04.2001	27 972	12 176	15 796	100.00	100.00	
17.	INOVA Spółka z o.o.	Lubin	Equipment testing and control and research and development	indirectly subsidiary	full	01.01.1993	8 394		8 394	100.00	100.00	
18.	DKE Spółka z o.o.	Oława	Collection, processing, utilisation and storage of municipal and industrial wastes	indirectly subsidiary	full	17.11.1997	385	385		50.33	50.33	
19.	WFP Hefra S.A.	Warsaw	Production and sale of stainless, silver plated and silver table settings, made from artificial and ceramic materials; finished and semi-finished products and services	indirectly subsidiary	full	07.06.2000	37 523	11 823	25 700	97.21	97.21	
20.	AQUAKONRAD SA in liquidation	Iwiny	Production of mineral water and non-alcoholic beverages; trade in mineral water and related products	indirectly subsidiary	full	01.10.1996	19		19	90.40	84.11	
21.	"W.M.N" Sp. z o.o.	Gliwice	Tin sheet production	indirectly subsidiary	full	23.03.1998	37 282	2 099	35 183	81.96	81.96	
22.	PCPM sp. z o.o.	Wrocław	Copper promotion	indirectly subsidiary	full	26.04.1995	88		88	81.40	81.40	
23.	PHP "MERCUS" Sp. z o.o.	Polkowice	Trade and production of electrical cables	indirectly subsidiary	full	17.09.1991	21 135		21 135	100.00	100.00	
24.	Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	Lubin	Retail trade in food products and gastronomy industries	indirectly subsidiary	full	06.06.2001	5 218		5 218	88.14	88.14	
25.	WM "Łabędy" S.A.	Gliwice	Production of non-ferrous metals, goods made of non-ferrous metals and other services	indirectly subsidiary	full	15.01.1997	8 495	5 643	2 852	50.00	50.00	
26.	Energomedia "Łabędy" Sp. z o.o. in liquidation	Gliwice	Supply of mediums (gas, power, water)	indirectly subsidiary	full	24.09.1999	6 300	6 300		50.00	50.00	
27.	MINOVA - KSANTE Spółka z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale of mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309		1 309	30.00	30.00	
28.	Polkomtel S.A.	Warsaw	Mobile telephony, telecommunication services	associated	equity method	28.12.1995	437 250		437 250	19.61	19.61	impact on development of company strategy
29.	NATUROPAK Sp. z o.o. w likwidacji	Wilków	Production of paper related goods and packages and production of machines for the paper industry	indirectly associated	equity method	08.07.1996	340	340		27.50	27.50	
30.	PU Mercus Serwis Sp. z o.o.	Lubin	Servicing of fiscal and computer equipment, repairs and servicing under guarantee and post-guarantee, IT services, installation of computer networks, retail trade in fiscal and computer equipment.	indirectly subsidiary	not fully consolidated	01.06.2000	402		402	100.00	100.00	
31.	PHU Mercus Bis Sp. z o.o.	Wieliczka	Wholesale sales of goods from porcelain, ceramics and glass and of construction materials, and retail sales of furniture, lighting equipment, and of household goods.	indirectly associated	not valued by the equity method	24.08.2000	402		402	48.54	48.54	

Related to column g:

when shares are acquired for contribution in kind, the purchase price is calculated as the nominal value adjusted by excess of valuation of contribution in kind over book value

EXEMPTION NUMBER: 82-4639

Note 5F.

SHARES IN SUBORDINATED ENTITIES - continuation

Item	a	m							n			o			p	r	s	t
	Name of entity (with indication of legal form)	Equity, of which:	Share capital	Called up capital not paid	Reserve Capital	Other equity, of which:	Profit (loss) from prior years	Net Profit (loss)	Liabilities and provision for liabilities, of which:	long term liabilities	short term liabilities	Debtors, of which:	long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1.	CBPM CUPRUM Spółka z o.o. - OBR	6 238	3 506		1 782	950		34	4 879	2	4 877	5 117		5 117	11 117	6 260		
2.	KGHM Polish Copper Limited *	25 205	7 567		7 543	10 095		1 862	18 311		18 311	10 881	235	10 646	43 316	418 288		
3.	Dolnośląska Spółka Inwestycyjna S.A.	111 073	156 864			(45 791)	(45 982)	191	3 125	201	2 924	12 308	6 000	6 308	114 198	14 430		
4.	MIEDZIOWE CENTRUM ZDROWIA S.A.	27 662	43 162			(15 500)	(14 972)	(528)	12 009	3 520	8 489	3 287		3 287	39 670	17 353		
5.	KGHM Metale S.A.	113 685	159 374		1 191	(46 880)	(47 726)	846	19 326	9 012	10 314	5 755	1 220	4 535	133 011	5 937		
6.	Energetyka sp. z o.o.	168 983	125 107		3 229	40 647		(3 866)	41 457	13 018	28 439	22 091		22 091	210 439	56 034		
7.	CBJ sp. z o.o.	10 492	2 918		6 788	786		786	9 489	3 128	6 361	4 056		4 056	19 981	15 786		325
8.	KGHM Kupferhandelsges m.b.H. *	2 012	925			1 087		202	46 889	3 831	43 058	36 900		36 900	48 883	141 991		
9.	POL-MIEDŹ-TRANS spółka z o.o.	153 458	137 422		10 557	5 479		5 479	59 455	12 526	46 929	26 048		26 048	212 912	202 455		
10.	DIALOG S.A.	86 115	850 000			(763 885)	(754 301)	(9 584)	1 438 060	1 379 800	58 260	31 273		31 273	1 524 175	220 968		
11.	KGHM CONGO S.P.R.L *	(21 266)	58 590			(79 856)	(93 592)	169	26 961		26 961	720		720	5 928	4 149		
12.	KGHM Metraco sp. z o.o.	32 140	2 545		23 425	6 170		6 168	50 417	93	50 324	56 900	3 956	52 944	82 556	376 625		
13.	"Zagłębie" Lubin SSA	(1 194)	5 193			(6 387)	(7 162)	775	9 003	3 975	5 028	593		593	7 809	4 780		
14.	INTERFERIE Spółka z o.o.	53 357	38 000		3 478	11 879	18	532	7 837	1 664	6 173	2 940		2 940	61 194	15 485		
15.	PeBeKa S.A.	31 217	17 253		12 079	1 885	14	1 083	77 627	18 532	59 095	52 607		52 607	108 844	130 444		1 000
16.	DFM ZANAM - LEGMET Sp. z o.o.	17 377	12 035		415	4 927	(733)	31	58 515	8 238	50 277	19 088		19 088	75 892	69 784		
17.	INOVA Spółka z o.o.	10 561	3 850		4 524	2 187		231	10 209	1 166	9 043	4 908		4 908	20 770	15 192		
18.	DKE Spółka z o.o.	4 252	765		1 681	1 806	(1 602)	(425)	446	11	435	248		248	4 698	682		
19.	WFP Hefra S.A.	8 344	28 630		69	(20 355)	(18 380)	(2 074)	5 896	2 450	3 446	1 452		1 452	14 239	3 307		
20.	AQUAKONRAD SA in liquidation	1 278	87 553			(86 275)	(85 705)	(570)	1 100		1 100	342		342	2 377	15		
21.	"W.M.N" Sp. z o.o.	45 078	40 662		2 117	2 299		2 299	4 979	499	4 480	10 861		10 861	50 057	36 822		
22.	PCPM sp. z o.o.	227	105		94	28		28	216		216	205		205	444	1 247		
23.	PHP "MERCUS" Sp. z o.o.	31 674	6 474		22 214	2 986		1 409	67 151	483	66 668	34 496		34 496	98 824	177 996		500
24.	Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	8 883	4 215		2 019	2 649		789	3 967	585	3 382	2 979		2 979	12 850	16 070		500
25.	WM "Łabędy" S.A.	18 533	23 768		97	(5 332)	(6 221)	889	7 487	91	7 396	10 652		10 652	26 020	34 840		
26.	Energomedia "Łabędy" Sp. z o.o. w likwidacji	4	3 453			(3 449)	(3 452)	3	4		4	3		3	8	0		
27.	MINOVA - KSANTE Spółka z o.o.	6 505	4 500		598	1 407		1 407	1 463	372	1 091	2 927		2 927	7 968	7 089		331
28.	Polkomtel S.A.	3 599 270	2 050 000		175 915	1 373 355	945 695	427 660	3 622 548	1 669 540	1 953 008	698 604		698 604	7 221 819	2 724 141		68 216
29.	NATUROPAK Sp. z o.o. in liquidation	(63)	1 213			(1 276)	(1 271)	(6)	141		141	74		74	77			
30.	PU Mercus Serwis Sp. z o.o.	597	400		71	126		126	371	43	328	193		193	970	1 445		
31.	PHU Mercus Bis Sp. z o.o.	247	1 030		200	(983)	(1 049)	67	765	0	765	837		837	1 013	1 986		

* historic valuation of the share capital

EXEMPTION NUMBER: 82-4639

in '000PLN

Note 5G.

SHARES IN OTHER ENTITIES										
	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Equity, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Shareholders Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"*	Lubin	Property and life insurance	9 813	22 231	10 128	96.89	96.89		
2	InfoMonitor BIG S.A.	Warsaw	Intermediary in accesing of economic information	1 338	6 373	4 000	16.73	16.73		
3	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	Organisation and conduct of indirect insurance activities (reassurance)	12 500	110 223	105 180	11.88	11.88		250
4	Telewizja Familijna S.A.**	Warsaw	Radio and television activities			1 840	11.96	9.61		
5	Dol-Eko Organizacja Odzysku S.A.	Wrocław	recycling	401	1 547	2 396	19.53	19.53		
6	Other -share less then 5%	X		4 426						
Total				28 478						

* TUW Cuprum excluded from valuation by the equity method, as it does not meet the definition for a subordinated entity

** lack of current data on equity

** Telewizja Familijna S.A. has been in bankruptcy since 8 April 2003

Note 5H.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2004	2003	H1/2003
a) In Polish currency	740 082	743 626	653 931
b) In foreign currency	47 269	48 783	51 720
b1.unit / currency '000 / USD	13 077	13 373	13 408
'000PLN	47 217	48 729	51 688
b2.unit / currency '000 / EUR	11	11	7
'000PLN	52	54	32
other currencies in '000PLN			
Total long term securities, interests and other long term financial assets	787 351	792 409	705 651

EXEMPTION NUMBER: 82-4639

Note 51.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2004	2003	H1/2003
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)	3 025	3 016	2 972
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)	3 025	3 016	2 972
- value adjustments (for the period)	9	(1)	(15)
- value at the beginning period	3 016	2 987	2 987
- value at purchase price	3 000	3 000	2 970
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
C. Fully transferable, not traded on regulated market (Balance Sheet value)	52	54	32
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)	52	54	32
c1. Share fund (Balance Sheet value)	52	54	32
- value adjustments (for the period)			
- value at the beginning of the period	54	29	29
- value at purchase price	54	54	32
D. Securities with limited transferability (Balance Sheet value)	784 274	789 339	702 647
a. Shares (Balance Sheet value)	737 050	740 603	650 952
- value adjustments (for the period)	(8 791)	632	(6 925)
- value at the beginning of the period	740 603	494 079	494 079
- value at purchase price	468 954	473 747	567 810
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)	47 224	48 736	51 695
c1. Participation units (Balance Sheet value)	47 217	48 729	51 688
- value adjustments (for the period)		(779)	(320)
- value at the beginning of the period	48 729	29 669	29 669
- value at purchase price	50 422	51 933	54 433
c2. Share fund (Balance Sheet value)	7	7	7
- value adjustments (for the period)			
- value at the beginning of the period	7	7	7
- value at purchase price	7	7	7
Total value at purchase price	522 437	528 741	625 252
Total value at the beginning of the period	792 409	526 771	526 771
Total adjustments (for the period)	(8 782)	(148)	(7 260)
Total Balance Sheet value	787 351	792 409	705 651

Note 5J.

LONG TERM LOANS GRANTED (BY CURRENCY)	H1/2004	2003	H1/2003
a) Loans in Polish currency			98 050
b) Loans in foreign currency			
b1.unit / currency			
'000PLN			
other currencies in '000PLN			
Total long term loans granted			98 050

Note 5K.

OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2004	2003	H1/2003
Total other long term investments			

Note 5L.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 5M.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency			
b) in foreign currency			
b1.unit / currency			
'000PLN			
other currencies in '000PLN			
Total other long term investments			

Note 6A.

CHANGE IN DEFERRED INCOME TAX ASSETS	H1/2004	2003	H1/2003
1. Deferred income tax assets at the beginning of the period, of which:	318 728	205 185	205 185
a) recognised in financial result	234 118	192 374	192 374
- exchange rate differences	5 334	3 674	3 674
- interest	476	2 594	2 594
- short term provisions due to wages	21 870	30 102	30 102
- valuation of derivative transactions	89 950	30 871	30 871
- provisions for future employee benefits	62 774	60 716	60 716
- depreciation	10 965	10 340	10 340
- revaluation of hedging instruments	49 718	2 295	2 295
- provision for future mine closure	11 327		
- other	(18 296)	51 782	51 782
b) recognised in equity	84 610	12 811	12 811
- revaluation of hedging instruments	115 286		
- other	(30 676)	12 811	12 811
c) recognised in goodwill or negative goodwill			
2. Increases	225 046	384 138	139 796
a) recognised in financial result for the period in connection with negative timing differences, due to:	91 974	155 904	104 514
- exchange rate differences	1 262	6 888	1 198
- interest	147	539	961
- short term provisions for wages	35 026	23 343	39 786
- valuation of derivative transactions	39 374	77 674	39 740
- provisions for future employee benefits	3 027	4 705	3 167
- depreciation	1 072	3 069	2 004
- revaluation of hedging instruments	2 673	16 414	11 185
- provision for mine closure	564	3 466	
- other	8 829	19 806	6 473

b) recognised in financial result for the period in connection with negative taxable base, due to:		1 452	
- tax loss unaccounted for in prior period		1 452	
c) recognised in equity in connection with negative timing differences, due to:	133 072	226 782	35 282
- revaluation of hedging instruments	102 063	226 865	35 214
- other	31 009	(83)	68
d) recognised in equity in connection with negative taxable base, due to:			
e) recognised in goodwill or negative goodwill in connection with negative timing differences			
3. Decreases	(237 396)	(270 595)	(89 556)
a) recognised in financial result for the period in connection with negative timing differences, due to:	(79 080)	(115 000)	(54 339)
- exchange rate differences	(4 940)	(5 154)	(1 375)
- interest	(480)	(2 657)	(2 576)
- short term provisions for wages	(19 772)	(31 575)	(29 163)
- valuation of derivative transactions	(42 448)	(18 595)	(8 787)
- provisions for future employee benefits	(305)	(2 647)	(182)
- depreciation	(1 255)	(2 444)	(1 338)
- tax rate changes		(35 057)	
- release of unused provisions	(5 713)	(4 335)	(2 242)
- provision for mine closure	(551)	(1 009)	
- revaluation of hedging instruments	(94)		
- utilisation of negative taxable base	(315)		
- other	(3 207)	(11 527)	(8 676)
b) recognised in financial result for the period in connection with negative taxable base, due to:	(141)	(612)	
- utilisation of negative taxable base	(141)	(595)	
- other		(17)	
c) recognised in equity in connection with negative timing differences, due to:	(158 175)	(154 980)	(35 217)
- revaluation of hedging instruments	(157 354)	(111 579)	(35 214)
- tax rate changes		(34 159)	
- other	(821)	(9 242)	(3)
d) recognised in equity in connection with negative taxable base		(3)	
- other		(3)	
e) recognised in goodwill or negative goodwill in connection with negative timing differences			
4. Deferred income tax assets at the end of the period, of which:	306 378	318 728	255 425
a) recognised in financial result	246 871	234 118	242 549
- exchange rate differences	1 656	5 408	3 497
- interest	143	476	979
- short term provisions due to wages	37 124	21 870	40 725
- valuation of derivative transactions	86 876	89 950	61 824
- provisions for future employee benefits	65 496	62 774	63 701
- depreciation	10 782	10 965	11 006
- revaluation of hedging instruments	52 297	18 709	13 480
- provision for mine closure	11 340	2 457	
- release of unused provisions	(5 713)	(4 335)	(2 242)
- tax rate changes		(35 057)	
- other	(13 130)	60 901	49 579
b) recognised in equity	59 507	84 610	12 876
- revaluation of hedging instruments	59 995	115 286	
- tax rate changes		(34 159)	
- other	(488)	3 483	12 876
c) recognised in goodwill or negative goodwill			

EXEMPTION NUMBER: 82-4639

NEGATIVE TIMING DIFFERENCES

Description of basic assets and equity and liabilities groups		Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
A	Non-current assets				
I	intangible assets	depreciation	10	1	to full depreciation
II	tangible fixed assets	depreciation	42 368	41 415	to full depreciation
		revaluation due to permanent diminution in value	3 652	3 555	until expiration
B	Current assets				
I	inventories	change of market value	1 289	1 676	until expiration
II	short term debtors	allowance	52 982	53 164	until expiration
		exchange rate differences	5 345	4 290	until expiration
		exchange rate differences relating to settlement with result of prior years	1 613	1 691	2005
		debtors due to consulting, advisory services	12 168	14 131	2006
		other	35	1 218	2004
III	short term investments				
	other short term financial assets	valuation of hedging transactions costs	41 648	21 464	2004
		valuation of embedded instruments recognised in the result of current period	650		
		leasing		25	
	cash and cash equivalents	exchange rate differences	9 541	2 431	2004
		exchange rate differences relating to settlement with result of prior years	44	44	2004
A	Equity				
		exchange rate differences on bank loans	24 353	10 579	2006
		valuation of future cash flows hedging instruments	426 987	296 106	to realisation
VII	Loss from prior years	negative taxable base from prior years	6 219	5 476	2007
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	R&D projects	3 735	3 578	2004
		provision for property tax	6 720	6 510	2004
		provision for anticipated costs	8 325	9 377	to realisation
		issues unresolved and contested in court	2 089	879	to realisation
		provision for mine closure	68 190	68 363	2008
		provision for scrapping of fixed assets	7 944	7 509	2006
		provision for long term employee benefits	244 497	245 655	revaluation
		provision for losses due to long term contracts	607	112	2004
		provision for wages	425	277	2004
		other provisions for future costs and taxes	2 139	2 316	2004
III	short term liabilities				
	bank loans	interest accrued on bank loans	2 621	847	2004
		exchange rate differences	98	2 489	2004
		interest accrued on liabilities	94	115	2004
	other short term liabilities	exchange rate differences	1 109	779	2004
		exchange rate differences relating to settlement with result of prior years	40	40	2004
		other short term liabilities	358	15 799	2004
	other financial liabilities	valuation of derivative transactions costs	412 579	389 766	2004-2006
		valuation of long term contracts	3 199	1 539	2004
		valuation of embedded instruments	3 613	328	2004-2006
		premium received	86 372	100 441	
	liabilities due to wages	unpaid wages	1 044	1 003	2004
IV	accruals	annual bonus	106 184	55 118	2005
		wages	241	135 133	2004
		provision for rationalization	10 781	7 511	2004
		provision for unused vacations	16 461	16 276	2004
		provision for mine damage	1 031	799	2004
		other provisions	728	231	2004
	CONSOLIDATION ADJUSTMENTS DUE TO ELIMINATION OF UNREALISED PROFITS IN THE GROUP		57 383	82 460	
	Total of negative timing differences		1 677 516	1 612 515	

Note 6B.

OTHER PREPAYMENTS	H1/2004	2003	H1/2003
a) prepayments of costs, of which:	1 996	2 141	5 051
- research and development	1 274	1 150	3 514
- costs of license related tenders		546	
- other	722	445	1 537
b) other prepayments, of which:	112		10
- fees due to leasing with interest	112		10
Total other prepayments	2 108	2 141	5 061

Note 7.

INVENTORIES	H1/2004	2003	H1/2003
a) Materials	83 299	70 270	64 288
b) Semi-finished products and work in progress	699 813	646 348	739 841
c) Finished products	109 234	137 005	115 506
d) Goods for resale	45 969	38 314	31 168
e) Prepayments on deliveries	2 186	1 884	1 464
Total inventories	940 501	893 821	952 267

Registered pledge on inventories as security on bank loans

Note 8A.

SHORT TERM DEBTORS	H1/2004	2003	H1/2003
a) from related entities, of which:	96	384	2 334
- for goods, works and services:	96	284	194
- less than 12 months	96	284	194
- over 12 months			
- other		100	2 140
- disputed claims			
b) from other entities	737 802	660 869	624 906
- for goods, works and services:	568 926	420 924	409 310
- less than 12 months	566 353	418 175	405 718
- over 12 months	2 573	2 749	3 592
- tax, subsidies, social insurance and other	94 897	167 766	156 427
- other	73 944	72 152	58 348
- disputed claims	35	27	821
Total short term net debtors	737 898	661 253	627 240
c) allowance for debtors	167 165	169 701	162 801
Total short term gross debtors	905 063	830 954	790 041

Due to securing of bank loan, companies of the Group surrendered rights to specified trade agreements.

Note 8B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	H1/2004	2003	H1/2003
a) for goods, works and services, of which:	96	284	194
- from subsidiaries	53	236	147
- from co-subsidiaries			
- from associates	43	48	47
- from significant investor			
- from dominant entity			
b) other, of which:		100	2 140
- from subsidiaries		100	2 140
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
c) disputed claims, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
Total short term net debtors from related entities	96	384	2 334
d) allowance for debtors from related entities	8	14	
Total short term gross debtors from related entities	104	398	2 334

EXEMPTION NUMBER: 82-4639

Note 8C.

CHANGE IN ALLOWANCE FOR SHORT TERM DEBTORS	H1/2004	2003	H1/2003
Beginning of the period	169 701	118 911	118 911
a) increase, due to:	4 442	80 968	63 058
- creation of allowance for debtors	4 294	66 905	59 197
- reclassification	35	909	898
- due to purchase of entity	58	3 643	604
- consolidation adjustments	13	9 533	2 343
- other	42	(22)	16
b) decrease, due to:	(6 978)	(30 178)	(19 168)
- release of allowance due to payment of debtors	(4 087)	(5 340)	(2 900)
- release of allowance due to reclassification of debtors	(35)	(57)	(46)
- release of allowance due to cancellation of debtors	(530)	(1 349)	(287)
- utilisation of allowance due to uncollectable debtors	(1 651)	(790)	(12 378)
- adjustment of allowance due to exchange rate differences	(478)		
- write-off of debtors from State budget due to additional income tax assessment and interest		(11 699)	
- release of allowance for debtors from State budget due to decisions passed		(6 344)	
- other	(197)	(4 599)	(3 557)
Allowance for short term debtors at the end of the period	167 165	169 701	162 801

Note 8D.

SHORT TERM DEBTORS (BY CURRENCY)	H1/2004	2003	H1/2003
a) Debtors in Polish currency	699 026	687 733	646 635
b) Debtors in foreign currency	206 037	143 221	143 406
b1.unit / currency '000 / USD	25 839	13 504	11 560
'000PLN	97 187	50 517	45 204
b2.unit / currency '000 / EUR	18 773	16 132	18 367
'000PLN	85 191	75 498	81 807
b3.unit / currency '000 / GBP	3 488	2 577	2 550
'000PLN	23 634	17 182	16 379
b4. other currencies in '000PLN	25	24	16
Total short term debtors	905 063	830 954	790 041

Note 8E.

AGEING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2004	2003	H1/2003
a) Less than 1 month	382 993	259 024	244 944
b) Over 1 month to 3 months	136 382	92 659	24 222
c) Over 3 months to 6 months	627	200	62 382
d) Over 6 months to 1 year	301	675	2 281
e) Over 1 year	3 170	3 299	4 901
f) Overdue debtors	115 899	136 766	130 322
Total gross trade debtors	639 372	492 623	469 052
g) Allowance for trade debtors	(70 350)	(71 415)	(59 548)
Total net trade debtors	569 022	421 208	409 504

One month is the time for payment of debtors due to normal sales of goods, work and services

Note 8F.

AGEING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING OUTSTANDING DEBTORS IN THE GIVEN TERM	H1/2004	2003	H1/2003
a) Less than 1 month	60 051	80 481	74 441
b) Over 1 month to 3 months	14 399	13 614	15 803
c) Over 3 months to 6 months	4 679	4 510	6 479
d) Over 6 months to 1 year	33 324	32 386	25 843
e) Over 1 year	3 446	5 775	7 756
Total gross overdue trade debtors	115 899	136 766	130 322
f) Allowance for overdue trade debtors	(64 352)	(71 180)	(58 636)
Total net overdue trade debtors	51 547	65 586	71 686

Note 9.

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors	115 899	51 547
- other debtors	67 611	54

EXEMPTION NUMBER: 82-4639

Note 10A.

SHORT TERM FINANCIAL ASSETS	H1/2004	2003	H1/2003
a) in subsidiaries			351
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			351
- other short term financial assets (by type)			
b) in co-subsidiaries			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
c) in associates			400
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			400
- other short term financial assets (by type)			
d) in significant investor			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
e) in dominant entity			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
f) in other entities	403 879	486 632	332 041
- shares		187	1 909
- debtors from dividends and other share in profit			
- debt securities	2 231	4 560	12 877
- other securities (by type)	262	367	
- Treasury bonds	262	367	
- loans granted	768	600	
- other short term financial assets (by type)	400 618	480 918	317 255
- derivative instruments	400 618	480 693	314 448
- dividends		225	125
- accrued interest from other long term financial assets			2 682
g) cash and cash equivalents	680 676	494 591	360 579
- cash in hand and at bank	114 069	69 080	35 914
- other cash and cash equivalents	1 077	396	1 273
- other monetary assets	565 530	425 115	323 392
Total short term financial assets	1 084 555	981 223	693 371

Proxy rights to bank accounts as security on bank loans by companies of the Group

Note 10B.

SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	172 008	217 414	206 590
b) in foreign currency	231 103	268 618	125 451
b1.unit / currency '000 / USD	61 677	67 206	32 389
'000PLN	231 103	268 618	125 451
other currencies in '000PLN			
Total securities and other short term financial assets	403 111	486 032	332 041

Note 10C.

SECURITIES AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2004	2003	H1/2003
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)			511
a. Shares (Balance Sheet value)			511
- fair value			
- value at market price			511
- value at purchase price			3 146
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)			
c1			
- fair value			
- value at market price			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)	2 493	4 927	7 368
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)	2 231	4 560	7 005
- fair value			
- value at market price	2 231	4 560	7 005
- value at purchase price	2 226	4 536	7 081
c. Other by type (Balance Sheet value)	262	367	363
c1. Treasury bonds (Balance Sheet value)	262	367	363
- fair value			
- value at market price	262	367	363
- value at purchase price	260	351	352
C. Fully transferable, not traded on regulated market (Balance Sheet value)			5 509
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)			5 509
- fair value			
- value at market price			5 509
- value at purchase price			5 509
c. Other by type (Balance Sheet value)			
c1.			
- fair value			
- value at market price			
- value at purchase price			

EXEMPTION NUMBER: 82-4639

D. Securities with limited transferability (Balance Sheet value)	400 618	481 105	318 653
a. Shares (Balance Sheet value)		187	1 398
- fair value		187	1 398
- value at market price		187	
- value at purchase price		415	1 398
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)	400 618	480 918	317 255
c1. Derivative instruments (Balance Sheet value)	400 618	474 275	302 793
- fair value	400 618	474 275	302 793
- value at market price			
- value at purchase price	90 262	93 909	40 906
c2. Embedded instruments (Balance Sheet value)		6 418	11 655
- fair value		6 418	
- value at market price			
- value at purchase price			
c3. Interest from other financial assets (Balance Sheet value)			2 682
- fair value			
- value at market price			2 682
- value at purchase price			
c4. Dividends (Balance Sheet value)		225	125
- fair value			
- value at market price			
- value at purchase price		225	125
Total value at purchase price	92 748	99 436	58 517
Value at the beginning of the period	474 182	175 407	175 407
Total adjustments (for the period)	303 753	375 538	226 181
Total Balance Sheet value	403 111	486 032	332 041

Note 10D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	H1/2004	2003	H1/2003
a) In Polish currency	768	600	751
b) In foreign currency			
b1.unit / currency			
'000PLN			
other currencies in '000PLN			
Total short term loans granted	768	600	751

Note 10E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	320 369	265 620	253 443
b) in foreign currency	360 307	228 971	107 136
b1.unit / currency '000 / USD	56 742	48 395	16 173
'000PLN	212 526	180 932	63 005
b2.unit / currency '000 / EUR	28 110	7 697	9 176
'000PLN	127 685	33 643	40 970
b3.unit / currency '000 / GBP	2 962	2 159	492
'000PLN	20 066	14 393	3 159
other currencies in '000PLN	30	3	2
Total cash and cash equivalents	680 676	494 591	360 579

Note 10F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	H1/2004	2003	H1/2003
Total other short term investments			

Note 10G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency			
b) in foreign currency			
b1.unit / currency			
'000PLN			
other currencies in '000PLN			
Total other short term investments			

EXEMPTION NUMBER: 82-4639

Note 11.

SHORT TERM PREPAYMENTS	H1/2004	2003	H1/2003
a) prepayments of costs, of which:	57 190	13 255	56 062
- write-off for company social fund	27 299		26 218
- wages	8 988		9 612
- research and development	2 960	2 834	4 727
- periodical subscriptions	144	398	130
- costs of IT systems	2 528	3 446	2 167
- property and personnel insurance	6 452	2 386	5 031
- other	8 819	4 191	8 177
b) other prepayments, of which:	38 276	34 749	31 034
- settlements of sale of telecommunications services	36 962	33 253	30 630
- advance payment of interest on bank loan	18	213	62
- other	1 296	1 283	342
Total short term prepayments	95 466	48 004	87 096

Note 12.

ADJUSTMENT IN VALUE DUE TO PERMANENT DIMINUTION OF VALUE

Item	Elements of assets	Amount of adjustment	of which: recognised in income statement	of which: recognised in equity	Reason for adjustment
1	2	3	4	5	6
I	Non-current assets	445 410	(7 477)	452 887	X
-	Intangible assets	387 344	295	387 049	permanent diminution of value
-	Tangible fixed assets	7 821	3 700	4 121	permanent diminution of value
-	Fixed assets under construction	277	206	71	permanent diminution of value
-	Debtors	0			collectability risk
-	Long term financial investments	49 968	(11 678)	61 646	permanent diminution of value
II	Current assets	169 911	2 201	167 710	X
-	Inventories of current assets	2 746	854	1 892	diminution of value
-	Debtors	167 165	1 347	165 818	collectability risk
	TOTAL	615 321	(5 276)	620 597	X

Note 13.

SHARE CAPITAL (STRUCTURE)

Issue series	Type of share	Type of preferences	Type of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	none	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	none	147 000 000	1 470 000	transfer to share capital of the dominant entity part of the reserve capital	16-05-97	01-01-97
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share = 10 PLN								

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of a resolution of the Extraordinary General Shareholders Meeting of 30 April 1997 (date of registration 16 May 1997)

Information about changes in the share capital in the period from 1.01.2004 to 30.06.2004

In the first half year of 2004 there were no changes in the share capital of the dominant entity. The share capital as at 30 June 2004 amounts to PLN 2 000 000 000 and is divided into 200 000 000 shares having a nominal value of PLN 10 each.

Based on information held by the dominant entity, the ownership structure as at 30 June 2004 was as follows:

	Number of shares	Nominal value of shares	% of share capital (same number of votes at General Shareholders Meeting of dominant entity)
State Treasury	88 567 589	885 675 890	44.28%
Powszechna Kasa Oszczędności Bank Polski SA	10 750 922	107 509 220	5.38%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	10 116 182	101 161 820	5.06%
Other shareholders	90 565 307	905 653 070	45.28%

Data on shareholders holding over 5% of the share capital of the dominant entity is provided based on notification received in respect of art. 147 of the law on the public trading of securities.

In July 2004 Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program) reduced its share in the total number of votes at the General Shareholders Meeting of KGHM Polska Miedź S.A. to below 5%. On 7 July 2004 the bank held 9 604 406 shares, representing 4.80% of the share capital and granting the same number of votes at the General Shareholders Meeting.

Note 14A.

TREASURY SHARES				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 14B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

Note 15.

RESERVE CAPITAL	H1/2004	2003	H1/2003
a) Share premium account			
b) Statutory reserves	661 693	662 603	663 281
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	1 058 837	603 106	593 346
d) Additional payments to reserve capital	5 927	2 938	695
e) Other	143 540	161 058	163 958
- consolidation adjustments	142 490	160 148	155 594
- other	1 050	910	8 364
Total reserve capital	1 869 997	1 429 705	1 421 280

Note 16.

REVALUATION RESERVE	H1/2004	2003	H1/2003
a) due to revaluation of tangible fixed assets	695 230	713 723	717 758
b) due to gains / losses on valuation of financial instruments, of which:	(310 922)	(328 516)	318 930
- due to valuation of hedging instruments	(311 313)	(328 898)	318 915
c) due to deferred income tax	56 159	66 408	(89 691)
d) exchange rate differences on foreign divisions			
e) other	24 945	24 945	24 945
- revaluation reserve of entities purchased before 1.01.1995	24 945	24 945	24 945
Total revaluation reserve	465 412	476 560	971 942

EXEMPTION NUMBER: 82-4639

Note 17.

OTHER RESERVE CAPITAL (BY DESIGNATION)	H1/2004	2003	H1/2003
- statutory capital in foreign entity to cover future losses	581	506	506
- share in capital of entities valued by equity method, consolidation adjustments	732	353	231
- capital established pursuant to a company agreement of subsidiary, to be used for development			1 860
Total other reserve capital	1 313	859	2 597

Note 18.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	H1/2004	2003	H1/2003
Total write-off of net profit in the financial year			

Note 19.

CHANGE IN MINORITY INTEREST	H1/2004	2003	H1/2003
Beginning of the period	12 791	16 360	16 360
a) increase, due to:	1 413	10 641	2 567
- share in equity changes	1 317	1 027	1 119
- changes in capital relations	96	9 614	1 448
b) decrease, due to:	(879)	(14 210)	(330)
- changes in capital relations	(555)	(13 115)	(119)
- share in equity changes	(324)	(1 058)	(175)
- other		(37)	(36)
Minority interest at the end of the period	13 325	12 791	18 597

Note 20A.

NEGATIVE GOODWILL OF SUBORDINATED ENTITIES	H1/2004	2003	H1/2003
a) negative goodwill - subsidiaries	7 621	8 104	6 704
b) negative goodwill - co-subsidiaries			
c) negative goodwill - associates			1
Total negative goodwill of subordinated entities	7 621	8 104	6 705

Note 20B.

CHANGE IN NEGATIVE GOODWILL - subsidiaries	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period	9 651	1 520	1 520
b) increases, of which:		8 131	6 337
- purchase of shares		1 793	
- change in share of capital		6 338	6 337
c) decreases, of which:			
d) gross book value at the end of the period	9 651	9 651	7 857
e) write-off of negative goodwill at the beginning of the period	1 547	951	951
f) write-off of negative goodwill for the period	483	596	202
- current write-off	483	596	202
g) write-off of negative goodwill at the end of the period	2 030	1 547	1 153
h) net book value at the end of the period	7 621	8 104	6 704

Note 20C.

CHANGE IN NEGATIVE GOODWILL - co-subsidiaries	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

EXEMPTION NUMBER: 82-4639

Note 20D.

CHANGE IN NEGATIVE GOODWILL - associates	H1/2004	2003	H1/2003
a) gross book value at the beginning of the period	8 614	8 614	8 614
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period	8 614	8 614	8 614
e) write-off of negative goodwill at the beginning of the period	8 614	8 609	8 609
f) write-off of negative goodwill for the period		5	4
- current write-off		5	4
g) write-off of negative goodwill at the end of the period	8 614	8 614	8 613
h) net book value at the end of the period			1

NEGATIVE GOODWILL OF SUBORDINATED ENTITIES, BY ENTITY

Controlled entity	Date of share purchase	Purchase price	Market value of net assets as at date of purchase	Negative goodwill on consolidation	Value of write-offs
Total	X	X	X	18 265	10 644
"W.M.N" Sp. z o.o.	23.03.1998	13 083	13 200	117	
- adjustment of reserve due to purchase				37	
- adjustment of reserve due to purchase				70	
- adjustment of reserve due to purchase	15.02.2000			1 334	
- other adjustments	18.02.2000			(38)	
- adjustment of reserve due to change of shares in capital	25.03.2002				1 406
PHU Lubinpex Sp. z o.o.- change in status of company through an increase in indirect ownership percentage, resulting from the acquisition of shares in the parent company - Mercus Sp. z o.o.	12.06.2003		2 897	2 897	162
WM "Łabędy" S.A.	15.01.1997	8 494	15 612	1 793	
- adjustment of reserve due to purchase				5 325	5 997
- adjustment of reserve due to purchase				403	
PEP "MERCUS" Sp. z o.o.	31.12.1994	11 663	17 642	2 538	
- adjustment of capital reserve due to change of shares in capital				307	3 038
- adjustment of reserve due to purchase	12.06.2003			3 441	
MINOVA-KSANTE Spółka. z o.o.	17.08.1998	1 309	1 350	41	41

Note 21A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	H1/2004	2003	H1/2003
1. Provision for deferred income tax at the beginning of the period, of which:	213 105	202 541	202 541
a) recognised in financial result	198 278	152 993	152 993
- revaluation of future cash flow hedging instruments	4 090		
- exchange rate differences	1 197	1 803	1 803
- interest	937	1 820	1 820
- valuation of derivative transactions	81 108	39 750	39 750
- depreciation	122 226	94 341	94 341
- valuation of embedded instruments	1 459	2 654	2 654
- tax rate changes	(28 821)		
- other	16 082	12 625	12 625
b) recognised in equity	14 827	49 548	49 548
- revaluation of future cash flow hedging instruments	31 476	49 548	49 548
- other	(16 649)		
c) recognised in goodwill or negative goodwill			
2. Increases	202 936	220 280	154 713
a) recognised in financial result for the period in connection with positive timing differences, due to:	60 201	126 773	82 112
- exchange rate differences	2 808	5 935	3 779
- interest	242	844	1 491
- valuation of derivative transactions	30 968	69 511	44 687
- depreciation	20 535	41 317	26 374
- revaluation of future cash flow hedging instruments	5	4 090	
- valuation of embedded instruments	32		
- other	5 611	5 076	5 781
b) recognised in equity in connection with positive timing differences, due to:	142 735	93 507	72 601
- revaluation of future cash flow hedging instruments	142 735	93 507	72 601

EXEMPTION NUMBER: 82-4639

c) recognised in goodwill or negative goodwill in connection with positive timing differences, due to:			
3. Decreases	(205 078)	(209 716)	(65 192)
a) recognised in financial result for the period in connection with positive timing differences, due to:	(47 724)	(81 488)	(29 882)
- exchange rate differences	(2 644)	(6 541)	(739)
- interest	(637)	(1 727)	(1 715)
- valuation of derivative transactions	(30 856)	(28 153)	(15 075)
- depreciation	(6 300)	(13 432)	(7 772)
- tax rate changes		(28 821)	
- valuation of embedded instruments	(123)	(1 195)	
- revaluation of future cash flow hedging instruments	(1 537)		
- release of unused provisions	(5 053)		
- other	(574)	(1 619)	(4 581)
b) recognised in equity in connection with positive timing differences, due to:	(157 354)	(128 228)	(35 310)
- revaluation of future cash flow hedging instruments	(157 354)	(111 579)	(35 214)
- tax rate changes		(3 808)	
- release of unused provisions		(12 948)	(96)
- other		107	
c) recognised in goodwill or negative goodwill in connection with positive timing			
4. Total provision for deferred income tax at the end of the period	210 963	213 105	292 062
a) recognised in financial result	210 755	198 278	205 223
- exchange rate differences	1 361	1 197	4 843
- interest	542	937	1 596
- valuation of derivative transactions	81 220	81 108	69 362
- depreciation	136 461	122 226	112 943
- revaluation of future cash flow hedging instruments	2 558	4 090	
- tax rate changes	(28 821)	(28 821)	
- valuation of embedded instruments	1 368	1 459	2 654
- other	16 066	16 082	13 825
b) recognised in eqiuty	208	14 827	86 839
- revaluation of future cash flow hedging instruments	16 857	31 476	86 935
- tax rate changes		(3 808)	
- release of unused provisions		(12 948)	(96)
- other	(16 649)	107	
c) recognised in goodwill or negative goodwill			

EXEMPTION NUMBER: 82-4639

POSITIVE TIMING DIFFERENCES

Description of basic assets and equity and liabilities groups		Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
A	Non-current assets				
I	intangible assets	depreciation	2 231	4 244	until expiration
II	tangible fixed assets	depreciation	516 064	588 970	until expiration
IV	long term investments	valuation of long term debt securities	16	25	2006
B	Current assets				
I	inventory	valuation of inventories	92	92	2004
II	short term debtors	interest accrued on debtors	4 742	2 525	2004
		accrued contractual penalties	59	56	2004
		accrued positive exchange rate differences	13 195	14 021	2004
		other	2 308	18 344	2004
III	short term investments				
	short term financial assets	interest accrued on loans	15	15	2004
	other short term financial assets	valuation of financial income from derivative transactions	399 647	375 351	2004-2006
		valuation of hedging instruments		9 194	2004-2006
		valuation of embedded instruments	7 404	6 587	2017
	cash and cash equivalents and other monetary assets	accrued positive exchange rate differences	3 704	2 587	2004
		accured interest from bank deposits	131	74	2004
		other		795	2004
IV	short term prepayments	valuation of long term contracts	344	264	2004
		return of incurred costs of contracts		186	2004
A	Equity	exchange rate differences on bank loans	15 317	15 162	2006
		valuation of future cash flow hedging instruments	47 603	533	until expiration
B	Liabilities and provisions for liabilities				
II	long term liabilities				
	long term bank loans	accrued positive exchange rate differences	32 188	2 028	2006
		revaluation of bank loans	183	208	2006
		commission on bank loans	14 861	9 159	2006
III	short term liabilities				
	short term bank loans	accrued positive exchange rate differences	40	191	2004
		commission paid on bank loans	6 667	4 298	2004
	trade liabilities	accrued positive exchange rate differences		2	2004
	other financial liabilities	valuation of financial income from derivative transactions	10 317		until expiration
		accrued positive exchange rate differences	212	1 311	2004
		other		300	2004-2005
	CONSOLIDATION ADJUSTMENTS DUE TO ELIMINATION OF UNREALISED PROFITS IN THE GROUP		30 846	52 192	
	Total positive temporary differences		1 108 188	1 108 718	

Note 21B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	667 565	657 887	657 887
- jubilee awards	196 042	199 484	199 484
- retirement-disability rights	110 927	110 501	110 501
-other provisions for employee benefits	242	129	129
- coal-equivalent payments	360 354	347 773	347 773
b) increase, due to:	21 377	47 131	16 271
- creation of provision	20 768	44 596	16 258
- other	609	2 535	13
c) utilisation, due to:	(11)		
- realisation of expenses	(11)		
d) release, due to:	(5 603)	(37 453)	(5 915)
- unneccessary expenses	(5 596)		(5 915)
- change of estimation		(37 453)	
- other	(7)		
e) end of the period	683 328	667 565	668 243
- jubilee awards	200 149	196 042	194 363
- retirement-disability rights	114 355	110 927	111 334
- other provision for employee benefits	236	242	186
- coal-equivalent payments	368 588	360 354	362 360

EXEMPTION NUMBER: 82-4639

Note 21C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	57 822	53 557	53 557
- jubilee awards	25 348	24 283	24 283
- retirement-disability rights	11 357	10 917	10 917
- other provisions for employee benefits	1 053	231	231
- coal-equivalent payments	20 064	18 126	18 126
b) increase, due to:	2 318	6 800	
- creation of provision	2 311	4 951	
- other	7	1 849	
c) utilisation, due to:	(55)	(628)	125
- realisation of expenses	(55)	(628)	125
d) release, due to:	(2 739)	(1 907)	338
- change of estimation		(1 705)	338
- unneccessary expenses	(1 174)		
- sale of entity		(202)	
- other	(1 565)		
e) end of the period	57 346	57 822	53 094
- jubilee awards	25 236	25 348	24 079
- retirement-disability rights	10 985	11 357	10 874
- other provisions for employee benefits	5	1 053	15
- coal-equivalent payments	21 120	20 064	18 126

Note 21D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	407 747	412 859	412 859
- costs of mines closure	365 886	370 057	370 057
- costs of scrapping fixed assets and fixed assets under construction	2 568	4 492	4 492
- other provisions for potential losses, expenses and liabilities	39 293	38 310	38 310
b) increase, due to:	25 427	25 300	10 067
- revaluation of provisions for mines closure	22 175	21 459	7 379
- change of estimation of provision for municipality liabilities	2 166		
- creation of provisions for potential losses, expenses and liabilities		3 841	2 688
- purchase of entity	1 086		
c) utilisation, due to:		(9 830)	
- increasing the mines liquidation fund		(9 830)	
d) release, due to:	(33 027)	(20 582)	(10 907)
- change of estimation of provision for mine closure	(28 038)	(15 805)	(10 572)
- release of provisions for potential losses, expenses and liabilities	(3 326)	(2 796)	(335)
- other	(1 663)	(1 981)	
e) end of the period	400 147	407 747	412 019
- costs of mines closure	360 023	365 886	366 864
- costs of scrapping fixed assets and fixed assets under construction	2 547	2 568	4 472
- other provisions for potential losses, expenses and liabilities	37 577	39 293	40 683

EXEMPTION NUMBER: 82-4639

Note 21E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	H1/2004	2003	H1/2003
a) beginning of the period	59 138	109 373	109 373
- costs of mines closure	4 056	5 032	5 032
- costs of scrapping fixed assets and fixed assets under construction	4 735	2 756	2 756
- environmental penalties	9	51	51
- matters in progress and court proceedings	11 504	39 736	39 736
- other provisions for potential losses and expenses	38 834	61 798	61 798
b) increase, due to:	9 274	48 280	4 955
- creation of provision	4 720	36 071	3 782
- other	4 554	12 209	1 173
c) utilisation, due to:	(12 763)	(57 556)	(38 777)
- realisation of expenses	(12 763)	(57 556)	(38 777)
d) release, due to:	(7 226)	(40 959)	(10 627)
- release of unnecessary provisions after evaluation of estimation	(5 961)	(38 952)	(8 971)
- other	(1 265)	(2 007)	(1 656)
e) end of the period	48 423	59 138	64 924
- costs of mines closure	3 080	4 056	3 581
- costs of scrapping fixed assets and fixed assets under construction	4 095	4 735	2 152
- environmental penalties		9	51
- matters in progress and court proceedings	9 681	11 504	14 802
- other provisions for potential losses and expenses	31 567	38 834	44 338

Note 22A.

LONG TERM LIABILITIES	H1/2004	2003	H1/2003
a) toward subsidiaries			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
b) toward co-subsidiaries			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
c) toward associates			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
d) toward significant investor			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
e) toward dominant entity			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			

f) toward other entities	953 292	1 429 688	18 887
- bank and other loans	922 693	1 421 519	13 128
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements	30 582	8 141	5 759
- other (by type)	17	28	
- liabilities due to concession	17		
- liabilities due to lease		28	
Total long term liabilities	953 292	1 429 688	18 887

Note 22B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2004	2003	H1/2003
a. Over 1 year, to 3 years	696 984	1 114 047	15 291
b. Over 3 years, to 5 years	244 310	315 641	3 596
c. Over 5 years	11 998		
Total long term liabilities	953 292	1 429 688	18 887

Note 22C.

LONG TERM LIABILITIES (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	50 913	241 707	13 400
b) in foreign currency	902 379	1 187 981	5 487
b1.unit / currency '000 / USD	239 805	316 352	
'000PLN	897 871	1 183 314	
b2.unit / currency '000 / EUR	992	993	1 231
'000PLN	4 508	4 667	5 487
other currencies in '000PLN			
Total long term liabilities	953 292	1 429 688	18 887

EXEMPTION NUMBER: 82-4639

Note 22D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS									
Name of entity (company) and legal form	Location of Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
ABN AMRO BANK NV	Bishopsgate, EC2M 4AA LONDON, United Kingtom	764 320	200 000 USD	535 509	142 917 USD	1M LIBOR+ margin of 1.3%	18.07.2008	proxy rights to bank accounts, surrender of company rights to specified trade agreements	Liabilities payable in monthly instalments in period from 26.07.2005 to 18.07.2008
Pekao S.A.	Warsaw	597 647	159 500 USD	371 521	99 152 USD	1M LIBOR+ margin of 1.3%	18.07.2006	proxy rights to bank accounts, registered pledge on inventories, surrender of company rights to specified trade agreements	
Commission on bank loan in USD				(9 159)	(2 264) USD				
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	7 000		7 000		4.00%	16.12.2008	bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	Warsaw	4 000		4 000		bill of exchange rediscount rate of 0.5, set by the NBP an annual basis	30.06.2006	own bill of exchange in blanco, declaration of borrower on acceptance of execution of loan agreement, prepared as a notarial act	
Bank Austria / Creditanstalt	Vienna	3 631	799 EUR	3 631	799 EUR	2.90%	revolving	surrender of debtors, bill of exchange	
NORDEA Bank Polska S.A.	Wrocław	700		233		WIBOR 1M + 3.5%	30.06.2006	mortgage, transfer of ownership to equipment, surrender of rights to insurance policy	
NORDEA Bank Polska S.A.	Wrocław	300		111		WIBOR 1M + 3.5%	31.07.2006	mortgage, transfer of ownership to equipment, surrender of rights to insurance policy	
FORTIS Bank Polska S.A.	Wrocław	1 000		359		WIBOR 1M + 2.5%	02.05.2006	mortgage, surrender of rights to insurance policy of property, guaranteed by DSI S.A.	
BRE Bank S.A.	Wrocław	2 414	600 EUR	682	150 EUR	EURIBOR 1M + margin of 3.98	14.04.2007	contractual mortgage, secured mortgage, transfer of ownership to fixed asset, own bill of exchange in blanco with declaration, proxy rights to bank account, surrender of rights to insurance policy	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Koszalin	241		59		fixed interest rate of 3%	31.10.2005	own bill of exchange in blanco, transfer of ownership to tangible fixed assets	
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	Warsaw	7 661		7 661		bill of exchange rediscount rate of 0.6	30.10.2012	own bill of exchange in blanco guaranteed by KGHM Metale S.A.	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	1 086		1 086		6.00%	16.11.2006	own bill of exchange in blanco guaranteed by KGHM Metale S.A.	
Total	X	1 390 000	X	922 693	X	X	X	X	X

Note 22E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF DEBT LONG TERM FINANCIAL INSTRUMENTS							
Debt financial instruments by type	Face value	Interest rate	Redemption period	Guarantees/ Security	Additional rights	Quotation market	Other

EXEMPTION NUMBER: 82-4639

Note 23A.

SHORT TERM LIABILITIES	H1/2004	2003	H1/2003
a) toward subsidiaries	117	1 482	255
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	87	761	241
- less than 12 months	87	761	241
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	30	721	14
b) toward co-subsidiaries			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
c) toward associates	1 603	1 028	5 811
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	1 603	1 028	4 304
- less than 12 months	1 603	1 028	4 304
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			1 507
d) toward significant investor			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			

EXEMPTION NUMBER: 82-4639

e) toward dominant entity			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
f) toward other entities	1 624 440	1 911 089	3 081 604
- bank and other loans, of which:	174 448	164 688	1 925 073
- long term bank and other loans repayable in the present period	125 539	114 581	1 197 349
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:	686 871	848 220	34 487
- due to valuation of derivative instruments	680 478	844 460	33 347
- due to leasing	6 393	3 760	1 140
- due to goods, works and services:	317 552	443 851	261 633
- less than 12 months	312 578	439 970	257 297
- over 12 months	4 974	3 881	4 336
- advances received for deliveries	4 715	4 370	6 775
- bills of exchange payable			
- due to taxes, customs duty and other benefits	283 092	223 471	168 748
- due to wages	51 505	98 249	47 688
- other (by type)	106 257	128 240	637 200
- liabilities due to concession			573 063
- environmental fees	18 051	22 705	16 243
- mining royalty	11 371	10 944	11 848
- tax and social security settlements payable in future periods	39 243	64 958	35 140
- other	37 592	29 633	906
g) special funds (by type)	86 465	64 991	78 869
- social fund	70 507	55 264	72 511
- other funds	15 958	9 727	6 358
Total short term liabilities	1 712 625	1 978 590	3 166 539

Note 23B.

SHORT TERM LIABILITIES (BY CURRENCY)	H1/2004	2003	H1/2003
a) in Polish currency	902 342	1 039 604	1 604 841
b) in foreign currency	810 283	938 986	1 561 698
b1.unit / currency '000 / USD	209 437	243 678	263 921
'000PLN	785 235	911 992	1 028 709
b2.unit / currency '000 / EUR	5 322	5 375	119 430
'000PLN	24 230	25 390	532 297
b3.unit / currency '000 / GBP	87	214	104
'000PLN	592	1 426	670
other currencies in '000PLN	226	178	22
Total short term liabilities	1 712 625	1 978 590	3 166 539

EXEMPTION NUMBER: 82-4639

Note 23C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS									
Name of entity (company)	Location of Head Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
ABN AMRO BANK NV	250 Bishopsgate, EC2M 4AA LONDON, United Kingtom			129 584	34 583 USD	1M LIBOR+ margin of 1.3%	26.06.2005	proxy rights to bank accounts, surrender of company rights to specified trade agreements	Long term bank loan, instalments payable in the next of 12 months.Liabilities payable monthly in period from 26.07.2005 to 18.07.2008
Accrued interest				708					
Revaluation of bank loan in PLN				(179)					
Revaluation of bank loan in USD				(4 332)	(1 072) USD				
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	Warsaw	4 000		4 000		bill of exchange rediscount rate of 0.5, set by the NBP an annual basis	30.06.2005	own bill of exchange in blanco, declaration of borrower on acceptance of execution of loan agreement, prepared as a notarial act	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	2 000		2 000		4.00%	16.06.2005	own bill of exchange in blanco, registered pledge on gas dedusting facility for anode furnaces, surrender of rights to insurance policy of assets arising due to financing of investment	
PKO S.A.	Wrocław	5 000		5 000		1M WIBOR + 0.50%	07.06.2005	proxy rights to bank account, own bill of exchange in blanco, declaration on execution, letter of comfort of KGHM PM S.A.	
Bank Millenium S.A.	Warsaw	7 000				1M WIBOR + 0.80%	06.10.2004	mortgage on fixed assets, bill of exchange in blanco, proxy rights to current bank account, security on coal inventory	revolving credit loan in current account
Bank Austria / Creditanstalt	Vienna			21	5 EUR	2.90%			debit in current account
Zakład Usług wielobranżowych Sp. z o.o.	Lubin	200		205		7.00%	30.06.2004	own bill of exchange in blanco with bill of exchange declaration	
Raiffeisen Bank S.A.	Warsaw	8 500		7 884		WIBOR 1W + margin of 2.0%	31.12.2004	own bill of exchange in blanco with bill of exchange declaration, proxy rights to bank accounts, registered pledge on materials inventories together with surrender of rights to insurance policy, surrender of future debtors from co-operation agreement, secured mortgage on property, security of DSI S.A., deposit on DSI S.A. bank account	
Bank Spółdzielczy	Wschowa	2 000		1 184		rediscount rate of bills of exchange + 2.25%	11.08.2004	own bill of exchange with bill of exchange declaration, proxy rights to bank accounts, transfer of rights to fixed assets with surrender of rights to insurance policy, guaranteed by DSI S.A.	revolving credit loan in current account
Bank Spółdzielczy	Wschowa	3 000		3 000		rediscount rate of bills of exchange + 2.25%	21.08.2004	own bill of exchange in blanco guaranteed by DSI S.A., proxy rights to bank accounts, mortgage on perpetual usufruct of lands and property with surrender of rights to insurance policy	revolving credit loan in current account
BPH PBK S.A.	Legnica	2 500		2 434		WIBOR 1M + margin of 1.65 %	31.07.2004	own bill of exchange in blanco, surrender of debtors, registered pledge	revolving credit loan in current account
NORDEA Bank Polska S.A.	Wrocław	700		91		WIBOR 16.16% + 3.5%	30.06.2006	mortgage, transfer of ownership to equipment, surrender of rights to insurance policy	
NORDEA Bank Polska S.A.	Wrocław	300		33		WIBOR 15.78% + 3.5%	30.06.2006	mortgage, transfer of ownership to equipment, surrender of rights to insurance policy	
FORTIS Bank Polska S.A.	Wrocław	1 000		119		1M WIBOR + 2.5%	31.07.2006	mortgage on property, surrender of rights to insurance policy	
BRE Bank S.A.	Wrocław	5 000		2 734		1W WIBOR + 1.2%	31.12.2004	own bill of exchange in blanco with bill of exchange declaration	

Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	1 197		197		6.00%	31.12.2004	own bill of exchange, surrender of debtors	
Kredyt Bank S.A.	Legnica	1 500				ON WIBOR + margin of 1.3%	31.10.2005	mortgage on perpetual usufruct of land; property mortgage; proxy rights to bank account; transfer of rights to fixed assets; surrender of rights to insurance policy	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Koszalin	241		26		3.00%	29.12.2004	own bill of exchange in blanco, transfer of rights to fixed assets; surrender of rights to insurance policy	
Narodowy Fundusz Ochrony Środowiska i Gospodarki Wodnej	Warsaw	3 100		3 100		bill of exchange rediscount rate of 0.5, set by the NBP an annual basis	20.12.2005	own bill of exchange in blanco, declaration on execution of loan agreement, prepared as a notarial act	
Raiffeisen Bank S.A.	Wrocław	2 000		1 286		1W WIBOR + margin of 2.5%	30.06.2004	real estate mortgage, surrender of debtors from insurance policy	revolving credit loan in current account
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	520		337		6.00%	16.12.2004	bill of exchange guaranteed by KGHM Metale S.A.	
BRE BANK S.A.	Katowice	1 000				1M WIBOR + 0.7%	24.10.2004	surrender of debtors	
BZ WBK S.A.	Polkowice	12 000		11 028		1M WIBOR + margin of 0.7%	31.05.2005	registered pledge on finished products, goods and materials inventories, surrender of moveable property insurance agreement and property insurance policies against theft with break-in and robbery, proxy rights to bank account	
Raiffeisen Bank Polska S.A.	Warsaw	6 000		973		1M WIBOR + margin of 0.7%	30.06.2004	credit security for debt of at least 70% of credit drawn, own bill of exchange with bill of exchange declaration, registered pledge on inventories, surrender of rights to insurance policy of inventories, proxy rights to current bank account and other accounts maintained by the bank	revolving credit loan in current account
PKO S.A.	Polkowice	5 000		3 015		1M WIBOR + margin of 0.7%	25.05.2005	proxy rights to bank account, own bill of exchange in blanco with bill of exchange declaration, letter of comfort of KGHM PM S.A.	
ING Bank Śląski S.A.	Wrocław	1 000				1W WIBOR + 1.2%	20.12.2004	property mortgage, surrender of insurance policy, registered pledge on debtors, own bill of exchange in blanco	
Total	X	74 758	X	174 448	X	X	X	X	X

Note 23D.

SHORT TERM LIABILITIES DUE TO THE ISSUANCE OF FINANCIAL DEBT INSTRUMENTS						
Financial debt instruments by type	Nominal value	Interest conditions	Maturity	Guarantees	Additional rights	Other

Note 24A.

CHANGE IN NEGATIVE GOODWILL	H1/2004	2003	H1/2003
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Negative goodwill at the end of the period			

Note 24B.

OTHER ACCRUALS AND DEFERRED INCOME	H1/2004	2003	H1/2003
a) accruals	239 219	141 706	187 277
- long term accruals (by type)			
- short term accruals (by type)	239 219	141 706	187 277
- wages with charges	195 020	110 457	148 705
- environmental fees	123	51	80
- settlement due to unused vacations	23 573	16 957	14 899
- accounted for other costs	20 502	14 232	16 124
- other	1	9	7 469
b) deferred income	8 545	13 770	7 719
- long term deferred income (by type)	5 958	3 188	2 628
- equivalent of cash amounts obtained or due from clients	37	37	40
- cash and cash equivalents received for acquisition of fixed assets	2 920	3 012	2 425
- other	3 001	139	163
- short term deferred income (by type)	2 587	10 582	5 091
- equivalent of cash amounts obtained or due from clients	4 385	13 225	7 644
- cash and cash equivalents received for acquisition of fixed assets	1 256	794	479
- other	(3 054)	(3 437)	(3 032)
Total other accruals and deferred income	247 764	155 476	194 996

Note 25.

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	H1/2004	2003	H1/2003
Equity	4 605 782	3 651 290	3 455 047
Shares outstanding	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	23.03	18.26	17.28
Diluted number of shares			
Diluted net assets per share (in PLN)			

The value of net assets per share was calculated as the relation between equity of the KGHM Polska Miedź S.A. Group on the balance sheet date to outstanding shares of KGHM Polska Miedź S.A.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	H1/2004	2003	H1/2003
a) received guarantees, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
b) other (by type)			
- of which: from subsidiaries			
- of which: from co-subsidiaries			
- of which: from associates			
- of which: from significant investor			
- of which: from dominant entity			
- of which: from subsidiaries			
- of which: from co-subsidiaries			
- of which: from associates			
- of which: from significant investor			
- of which: from dominant entity			
Total contingent debtors from related entities			

Note 26B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	H1/2004	2003	H1/2003
a) granted guarantees, of which:	32 277	46 318	25 082
- toward subsidiaries	32 277	46 318	20 625
- toward co-subsidiaries			
- toward associates			4 457
- toward significant investor			
- toward dominant entity			
b) other (by type)			
- bills of exchange			
- of which: toward subsidiaries			
- of which: toward co-subsidiaries			
- of which: toward associates			
- of which: toward significant investor			
- of which: toward dominant entity			
- of which: toward subsidiaries			
- of which: toward co-subsidiaries			
- of which: toward associates			
- of which: toward significant investor			
- of which: toward dominant entity			
Total contingent liabilities toward related entities	32 277	46 318	25 082

EXEMPTION NUMBER · 82-4639

EXPLANATORY NOTES TO THE CONSOLIDATED INCOME STATEMENT

Note 27A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2004	H1/2003
- copper, silver, gold and smelter by-products	3 170 866	2 170 367
- of which: from related entities		
- energy	16 113	27 699
- of which: from related entities	16	267
- services	342 244	266 394
- of which: from related entities	252	1 788
- mining machinery, mining transport equipment and other equipment	7 289	7 965
- of which: from related entities		255
- other products	33 476	31 987
- of which: from related entities	3	2 324
Total net revenue from sale of products	3 569 988	2 504 412
- of which: from related entities	271	4 634

Note 27B.

NET REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	H1/2004	H1/2003
a) Domestic	1 322 736	907 272
- of which: from related entities	271	4 611
- copper, silver, gold and smelter by-products	967 784	592 299
- of which: from related entities		
- energy	16 113	27 699
- of which: from related entities	16	267
- services	308 748	255 115
- of which: from related entities	252	1 765
- mining machinery, mining transport equipment and other equipment	3 975	5 020
- of which: from related entities		255
- other products	26 116	27 139
- of which: from related entities	3	2 324
b) Export	2 247 252	1 597 140
- of which: from related entities		23
- copper, silver, gold and smelter by-products	2 203 082	1 578 068
- of which: from related entities		
- energy		
- of which: from related entities		
- services	33 496	11 279
- of which: from related entities		23
- mining machinery, mining transport equipment and other equipment	3 314	2 945
- of which: from related entities		
- other products	7 360	4 848
- of which: from related entities		
Total net revenue from the sale of products	3 569 988	2 504 412
- of which: from related entities	271	4 634

Note 28A.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2004	H1/2003
- smelter products	14 517	4 492
- of which: from related entities		
- wastes and resale of material	6 598	5 438
- of which: from related entities		2
- fuels, gas	68 398	62 403
- of which: from related entities	29	558
- other	33 750	28 074
- of which: from related entities	124	2 586
Total net revenue from the sale of materials and goods for resale	123 263	100 407
- of which: from related entities	153	3 146

Note 28B.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	H1/2004	H1/2003
a) Domestic	122 240	98 021
- of which: from related entities	153	3 146
- smelter products	13 767	2 146
- of which: from related entities		
- wastes and resale of material	6 595	5 438
- of which: from related entities		2
- fuels, gas	68 398	62 403
- of which: from related entities	29	558
- other	33 480	28 034
- of which: from related entities	124	2 586
b) Export	1 023	2 386
- of which: from related entities		
- smelter products	750	2 346
- of which: from related entities		
- wastes and resale of material	3	
- of which: from related entities		
- fuels, gas		
- of which: from related entities		
- other	270	40
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	123 263	100 407
- of which: from related entities	153	3 146

Note 29.

COSTS BY TYPE	H1/2004	H1/2003
a) Depreciation	224 222	249 168
b) Consumption of materials and energy	932 810	700 134
c) External services	530 952	424 849
d) Taxes and fees	142 588	128 755
e) Wages and salaries	715 170	644 527
f) Social insurance and other benefits	243 190	222 396
g) Other	59 781	42 103
- business trip	6 186	5 275
- advertising and promotion costs	20 403	8 333
- property and personnel insurance	12 965	10 027
- other costs	20 227	18 468
Total costs by type	2 848 713	2 411 932
Change in work in progress, finished goods, prepayments and accruals	17 350	(14 319)
Costs of production of products for internal use (negative value)	(243 310)	(63 889)
Selling costs (negative value)	(74 011)	(52 514)
General administration costs (negative value)	(306 309)	(274 599)
Costs of production of manufactured products sold	2 242 433	2 006 611

Note 30.

OTHER OPERATING INCOME	H1/2004	H1/2003
a) Release of provisions, due to:	15 373	14 213
- acquisition of site for building of tailing pond (revaluation)	3 326	5 203
- retirement and similar benefits	6 658	6 051
- forecast costs, losses	3 121	1 334
- other liabilities	2 268	1 625
b) other, due to:	36 768	29 424
- reversal of allowance for debtors and current assets	4 109	4 346
- received penalties and damages	3 526	3 907
- income from liquidation of fixed assets	1 918	727
- write-off of liabilities	112	904
- correction of property tax from prior year	12 011	3 493
- other	15 092	16 047
Total other operating income	52 141	43 637

EXEMPTION NUMBER: 82-4639

Note 31.

OTHER OPERATING COSTS	H1/2004	H1/2003
a) Provisions created due to:	41 242	21 931
- future costs of mine closure	12 049	
- retirement and similar benefits	23 251	16 215
- acquisition of site for building of tailings pond	2 166	3 083
- other future costs	3 776	2 633
b) other, due to:	26 456	23 145
- donations of current assets and monetary assets	6 290	4 384
- correction of property tax		2 258
- compensation, penalties and damages	1 151	2 589
- other	19 015	13 914
Total other operating costs	67 698	45 076

REVALUATION OF NON-FINANCIAL ASSETS	H1/2004	H1/2003
a) liquidation of unused fixed assets and intangible assets	3 995	2 034
b) valuation of fixed assets under construction	208	71
c) valuation of by-products and materials inventories to market price	872	1 892
d) allowance for doubtful debtors	657	5 703
e) allowance for questioned debtors	2 731	35 715
f) allowance for debtors related to operating activities from debtors under liquidation, bankruptcy or whose application for bankruptcy has been rejected	222	706
Total revaluation of non-financial assets	8 685	46 121

Note 32A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	H1/2004	H1/2003
a) from related entities, of which:		
- from subsidiaries		
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
b) from other entities	1 526	125
Total financial income from dividends and share in profit	1 526	125

Note 32B.

FINANCIAL INCOME FROM INTEREST	H1/2004	H1/2003
a) due to loans	29	5 781
- from related entities, of which:		11
- from subsidiaries		1
- from co-subsidiaries		
- from associates		10
- from significant investor		
- from dominant entity		
- from other entities	29	5 770
b) other interest	17 732	11 115
- from related entities, of which:		1
- from subsidiaries		
- from co-subsidiaries		
- from associates		1
- from significant investor		
- from dominant entity		
- from other entities	17 732	11 114
Total financial income from interest	17 761	16 896

Note 32C.

OTHER FINANCIAL INCOME	H1/2004	H1/2003
a) foreign exchange gains	16 172	
- realised	18 643	
- unrealised	(2 471)	
b) release of provisions, due to:	788	1 876
- release of provisions for interest	788	1 876
c) other, of which:	33 846	6 778
- reversal of allowance for debtors	1 913	1 598
- revaluation of provision for mine closure costs		4 302
- valuation of embedded instruments		819
- other	31 933	59
Total other financial income	50 806	8 654

Note 33A.

FINANCIAL COSTS DUE TO INTEREST	H1/2004	H1/2003
a) bank and other loans, of which:	27 287	50 780
- to related entities, of which:		8
- to subsidiaries		
- to co-subsidiaries		
- to associates		8
- to significant investor		
- to dominant entity		
- to other entities	27 287	50 772
b) other interest	4 877	(1 091)
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	4 877	(1 091)
Total financial costs from interest	32 164	49 689

Note 33B.

OTHER FINANCIAL COSTS	H1/2004	H1/2003
a) foreign exchange losses, of which:		43 461
- realised		3 546
- unrealised		39 915
b) provisions created, due to:		1 197
- interest to State budget		1 197
c) other, of which:	25 026	33 468
- allowance for debtors due to interest	1 048	15 652
- bank commission	9 073	1 596
- revaluation of provision for mine closure costs		7 378
- valuation of embedded instruments		3 388
- other	14 905	5 454
Total other financial costs	25 026	78 126

Note 34.

PROFIT (LOSS) ON SALE OF ALL/SOME SHARES HELD IN SUBORDINATED ENTITIES	H1/2004	H1/2003
a) profit from sale of shares		
- in subsidiaries		
- in co-subsidiaries		
- in associates		
b) loss from sale of shares	(2 318)	
- in subsidiaries		
- in co-subsidiaries		
- in associates	(2 318)	
Total profit (loss) on sales of all/some shares held in subordinated entities	(2 318)	

INFORMATION ABOUT THE RESULT OF WHOLE OR PARTIAL SALES OF SHARES HELD IN SUBSIDIARIES AND ASSOCIATES

Item	Name of entity	Consideration	Result on sale	Net assets of entity sold
I.	Subsidiaries			
1				
II.	Associates			
1	Agrea - Lubin S.A.	exchange of shares for land	(2 318)	6 830

Note 35.

EXTRAORDINARY GAINS	H1/2004	H1/2003
a) profits resulting from accidents		
b) other, by type:	42	156
- damages and gratification received	19	45
- liquidation of mine and equipment		111
- correction of costs from prior years		
- other	23	
Total extraordinary gains	42	156

Note 36.

EXTRAORDINARY LOSSES	H1/2004	H1/2003
a) losses resulting from accidents	19	46
b) other, by type:	649	897
- discontinuation or suspending of production		897
- other	649	
Total extraordinary losses	668	943

Note 37A.

CURRENT TAXATION	H1/2004	H1/2003
1. Profit (loss) before taxation (consolidated)	1 094 511	123 237
2. Consolidation adjustments	(90 374)	(7 742)
3. Differences between profit (loss) before tax and tax base (by item)	(67 270)	95 027
- provisions created	233 852	226 049
- provisions released	(137 670)	(144 862)
- interest paid	1 484	6 894
- accrued interest, recovered on tax overpayment	(9 016)	(9 012)
- State budget interest and interest accrued on bank loans	4 587	(2 805)
- positive realised exchange rate differences	(1 884)	71
- positive accrued exchange rate differences	(72 825)	(26 275)
- negative realised exchange rate differences	(12 162)	(4 922)
- negative accrued exchange rate differences	(6 770)	58 270
- realised income from derivative instruments	221 571	98 351
- accrued income from derivative instruments	(697 397)	(156 793)
- realised costs of derivative instruments	(244 709)	(35 396)
- accrued costs of derivative instruments	687 433	103 579
- other	(33 764)	(18 122)
4. Tax base	936 867	210 522
5. Corporate income tax at the rate of 19%, 27%	218 786	67 125
6. Increases, waivers, reliefs, write offs and reductions of tax	(361)	61
7. Current corporate income tax charge disclosed in tax return for the period, of which:	218 425	67 186
- shown in income statement	218 425	67 186
- relating to items which decreased or increased equity		
- relating to items which decreased or increased goodwill or negative goodwill		

Note 37B.

DEFERRED INCOME TAX, SHOWN IN THE INCOME STATEMENT	H1/2004	H1/2003
- decrease (increase) due to arising and reversal of temporary differences	(1 155)	2 060
- decrease (increase) due to changes in taxation rates		
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision	887	
- other elements of deferred tax (by type)	(8)	
Total deferred income tax	(276)	2 060

Note 37C.

TOTAL DEFERRED INCOME TAX	H1/2004	H1/2003
- recognised in equity	59 299	(73 963)
- recognised in goodwill or negative goodwill		

Note 37D.

TAXATION SHOWN IN THE INCOME STATEMENT DUE TO	H1/2004	H1/2003
- discontinued activity	(438)	(237)
- extraordinary items		24

The KGHM Polska Miedź S.A. Group is not a capital group as defined by tax regulations. The tax as shown in the consolidated income statement is the sum of taxes from income statements of fully consolidated entities adjusted by tax, arising from consolidation adjustments to the financial results:

INCOME TAX, SHOWN IN THE INCOME STATEMENT	H1/2004	H1/2003
1. Taxation of Group entities	220 312	66 808
KGHM Polska Miedź S.A. - dominant entity	214 687	59 378
CBPM CUPRUM Spółka z o.o. - OBR	26	142
Dolnośląska Spółka Inwestycyjna S.A.	190	556
Energetyka sp. z o.o.	88	476
CBJ sp. z o.o.	618	903
POL-MIEDŹ-TRANS spółka z o.o.	1 435	1 478
KGHM Polish Copper Limited		
KGHM Kupferhandelsges m.b.H.	58	55
KGHM Metale S.A.	361	135
KGHM Metraco sp. z o.o.	1 475	1 287
DFM ZANAM - LEGMET Sp. z o.o.	274	374
INOVA Spółka z o.o.		
PeBeKa S.A.	(167)	1 844
DKE Spółka z o.o.	6	7
INTERFERIE Spółka z o.o.	141	
PCPM sp. z o.o.		5
"W.M.N." Sp. z o.o.	485	81
PHP "MERCUS" Sp. z o.o.	427	36
Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	208	51
2. Consolidation adjustments	(2 163)	2 438
3. Corporate income tax as shown in consolidated income statement	218 149	69 246

Note 38.

OTHER OBLIGATORY DEDUCTION FROM PROFIT (LOSS INCREASE), DUE TO:	H1/2004	H1/2003
Total other obligatory deduction from profit (loss increase)		

EXEMPTION NUMBER: 82-4639

Note39.

NET PROFIT (LOSS)	H1/2004	H1/2003
a) net profit (loss) of dominant entity	977 160	215 396
b) net profits (losses) of subsidiaries	7 028	(79 773)
c) net profits (losses) of co-subsidiaries		
d) net profits (losses) of associates	84 124	249
e) consolidation adjustments	(108 550)	(23 640)
Net profit (loss)	959 762	112 232

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES	H1/2004	H1/2003
a) profit (loss) for the period	959 762	112 232
b) distribution of profit (coverage of losses)	959 762	112 232
- transfer to reserve capital or coverage by the result of future years	959 762	112 232

Note 40.

INFORMATION USED IN THE CALCULATION OF NET PROFIT PER ORDINARY SHARE AND DILUTED NET PROFIT PER ORDINARY SHARE

Item	Description	Number of shares	Registration date	Rights to dividends	H1/2004	H1/2003
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date		
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997		
3	Average weighted number of ordinary shares				200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				1 637 857	(100 937)
5	Net profit (loss)per ordinary share (in PLN)				8.19	(0.50)
6	Average weighted anticipated number of ordinary shares					
7	Diluted net profit per share (in PLN)					

*For purposes of comparision, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of the KGHM Polska Miedź S.A. Group for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

EXPLANATORY NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

Note Nr 1
to the Consolidated Cash Flow Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS
IN THE CONSOLIDATED CASH FLOW STATEMENT
FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	465	652	187
2.	Cash at bank	69 421	113 973	44 552
3.	Other cash and cash equivalents:	396	1 077	681
	a) cash in transit	396	1 077	681
4.	Other monetary assets	425 115	565 530	140 415
	a) financial assets payable or callable within 3 months of the date they are received, issued, acquired or established - cash deposits, cheques, external bills of exchange and other financial assets	424 960	565 454	140 494
	b) interest from financial assets payable or callable within 3 months of the date they are received, issued, acquired or established	155	76	(79)
5.	Total cash and cash equivalents shown in the cash flow statement (1+2+3+4)	495 397	681 232	185 835
5 a.	including those having limited rights of disposal	X	67 338	X

Note Nr 2
to the Consolidated Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CONSOLIDATED CASH FLOW STATEMENT

Change in provisions for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
1	Provisions from the balance sheet	(5 170)
2	Provisions due to deferred income tax - item recognised in equity	(14 619)
3	Change in provisions in the cash flow statement (1-2)	9 449

Change in inventories for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
1	Inventories from the balance sheet	(46 680)
2	Value of contribution in kind transferred in the form of current assets	
3	Value of contribution in kind received in the form of current assets	(56)
4	Reclassification from current assets to tangible fixed assets	(49)
5	Reclassification from tangible fixed assets to current assets	
6	Change in inventories in the cash flow statement (1+2-3+4-5)	(46 673)

Change in debtors for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	(76 645)
2	Long-term debtors from the balance sheet	(4)
3	Debtors due to investment activity	10 654
4	Change in debtors in the cash flow statement (1+2-3)	(87 303)

Note Nr 2 - cont.
to the Consolidated Cash Flow Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CONSOLIDATED CASH FLOW STATEMENT

Change in liabilities (excluding bank and other loans)
for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
a	Short term liabilities in the balance sheet	(265 965)
b	Elimination of loans, debt securities and other securities in the balance sheet	1 079
1	Short term liabilities in the cash flows statement (a+b)	(264 886)
a	Loans in the balance sheet	1 597
b	Elimination of loans in the balance sheet	1 679
2	Loans in the cash flow statement (a+b)	3 276
3	Bank loans	8 164
a	Short term debt securities in the balance sheet	
b	Elimination of short term debt securities in the balance sheet	(600)
4	Short term debt securities in the cash flow statement (a+b)	(600)
a	Other short term financial liabilities in the balance sheet	(161 350)
b	Elimination of other short term financial liabilities in the balance sheet	
5	Other short term financial liabilities (a+b)	(161 350)
6	Profit distribution to Social Fund (ZFŚS)	23
7	Unpaid bonus from profit distribution	(27)
8	Liabilities due to dividends	
9	Liabilities due to investing activities	(96 980)
10	Other long term liabilities	(12)
11	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5-6-7-8-9+10)	(17 404)

Change in prepayments and accruals for the period
from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
1	Accruals	92 288
2	Negative goodwill	
3	Donations received regarding elements of investment activities at their initial value	3 056
I	Change in accruals (1-2-3)	89 232

Item	Description	Change
1	Long term prepayments	12 383
2	Long term prepayments due to income tax - item recognised in equity	25 103
3	Short term prepayments	(47 462)
II	Change in prepayments (1-2+3)	(60 182)
III	Change in prepayments in the cash flow statement (I+II)	29 050

Change in cash and cash equivalents for the period from 1 January 2004 to 30 June 2004

Item	Description	Change
1	2	3
1	Cash and cash equivalents in the balance sheet	186 085
2	Change in cash and cash equivalents due to exchange rate differences	250
I	Change in cash and cash equivalents in the cash flow statement (1-2)	185 835

Note Nr 3
to the Consolidated Cash Flow Statement

DESCRIPTION OF ADJUSTMENTS WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF OTHER ADJUSTMENTS FROM OPERATING, INVESTING AND FINANCING ACTIVITIES

Item	Financial statement item	H1 2004	H1 2003
I.	Other adjustments to operating activities	(49 089)	(43 795)
1	Consolidation adjustment	7 105	(50 639)
2	Exchange rate differences arising on consolidation		951
3	Valuation of derivative instruments	490 490	12 080
4	Sales of products and goods for resale in Group recognised as fixed assets	(19 046)	(51 135)
5	Sale of products and goods for resale in Group recognised as fixed assets under construction	(61 210)	
6	Reclassification of securities from financial assets to cash and cash equivalents		2 103
7	Reclassification of bank deposits from financial assets to cash and cash equivalents		13 094
8	Reclassification of interest on loans from short term financial assets to cash and cash equivalents		3 157
9	Capitalised commision on bank loan	8 209	
10	Adjustment of cash flow due to hedging instruments respecting operating activities	(442 266)	32 922
11	Adjustment to revaluation reserve from realised and unrealised exchange rate differences	13 272	(8 862)
12	Adjustment by paid hedging deposits, made in relation to open hedging transactions entered into	(57 453)	
13	Effects of valuation related to changes in principles for applying exchange rates settled in retained profit	13 057	
14	Adjustment of retained profit from prior years	(2 683)	
II.	Other inflow from investing activities	440	24 004
1	Repayment of short-term loan	340	24 000
2	Refund of advances for intangible assets	100	
III.	Other outflow from investing activities	(11 515)	(27 463)
1.	Granting of short-term loans	(500)	(24 650)
2	Expenditure on liquidation of tangible assets	(1 343)	
3	Advances on fixed assets under construction	(9 572)	(2 082)
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

REPORTING BY LINE OF BUSINESS AND GEOGRAPHICAL LOCATION

The KGHM Polska Miedź S.A. Group functions within six types of operating sectors:

Segment I	Copper, precious metals, other smelter products – extraction, the processing of copper and precious metals, the production of non-ferrous metals, copper trade and copper promotion
Segment II	Telecommunications and computer services – the offering of telecommunications services, telecommunications, IT and computer services
Segment III	Mining work – mining and underground construction, building tunnels
Segment IV	Production and mining services – production of mining machinery and equipment, machinery repair, metals casting, maintenance and control of machinery and equipment, R&D work
Segment V	Transportation services
Segment VI	Other sectors, comprising the activities of Group subsidiaries which are not encompassed by segments I-V.

The relatedness of sector products was used as criteria to establish the above segments. Revenues, costs, financial results and assets and liabilities were determined for all segments based on unified principles outlined in the Industry Accounting Principles in force in the KGHM Polska Miedź S.A Group, as well as on the rules of IAS 14 „Segment reporting".
The principles for establishing transfer prices in inter-segment trade are similar to general market conditions.

	Report item	Segment I	Segment II	Segment III	Segment IV	Segment V	Segment VI	Adjust.	Total
1.	Segment revenues (sales to external clients)	3 300 624	222 511	49 472	22 652	68 741	81 945		3 745 945
2.	Segment revenues (sales to another segment)	41 326	2 383	83 838	63 158	135 155	256 041	(581 901)	
3.	Total segment revenues	3 341 950	224 894	133 310	85 810	203 896	337 986	(581 901)	3 745 945
4.	Segment costs (sales to external clients)	1 764 443	169 383	63 742	34 942	187 826	256 356		2 476 692
5.	Segment costs (sales to another segment)	414 369	2 083	14 700	14 177	3 860	39 480	(488 669)	
6.	Total segment costs	2 178 812	171 466	78 442	49 119	191 686	295 836	(488 669)	2 476 692
7.	Share of segment in financial result of subordinated entities valued by the equity method	84 555					(162)		84 393
8.	Segment result	1 247 693	53 428	54 868	36 691	12 210	41 988	(93 232)	1 353 646
9.	Revenues (outside of segment)								343 695
10.	Costs (outside of segment)								737 580
	Net financial results								959 762

	Report item	Segment I	Segment II	Segment III	Segment IV	Segment V	Segment VI	Adjust.	Total
1.	Segment assets	5 218 890	1 521 509	101 433	90 298	209 919	504 333	(304 386)	7 341 996
2.	Segment investments in subordinated entities valued by the equity method	1 309	706 459						707 768
3.	Deferred tax asset							306 378	306 378
4.	Other assets (outside of segment)							584 474	584 474
5.	Total assets	5 220 199	2 227 968	101 433	90 298	209 919	504 333	586 466	8 940 616
6.	Segment equity and liabilities	6 941 976	140 156	90 322	71 640	206 504	670 286	(1 488 916)	6 631 968
7.	Provision for deferred tax							210 963	210 963
8.	Other equity and liabilities (outside of segment)							2 097 685	2 097 685
9.	Total equity and liabilities	6 941 976	140 156	90 322	71 640	206 504	670 286	819 732	8 940 616

	Report item	Segment I	Segment II	Segment III	Segment IV	Segment V	Segment VI	Adjust.	Total
1.	Investment expenditures	195 184	38 765	2 403	2 753	9 885	22 579		271 569
2.	Depreciation	144 424	52 156	4 660	2 292	9 562	13 009	(1 671)	224 432
3.	Other non-cash costs	41 998	3 758	3 164	388	543	6 719		56 570

KGHM Polska Miedź S.A. SA-PS 2004 in '000 PLN

DIVISION OF SEGMENTS BY GEOGRAPHICAL MARKET

The activities of segments II-VI are concentrated in Poland.
Segment I is located in Poland, and on the British, Austrian and Congo markets.

The structure of revenues from sales for Segments is as follows for the following external markets:

	Segment I	Segment II	Segment III	Segment IV	Segment V	Segment VI	Total
Poland	1 047 399	218 570	28 203	14 353	64 056	72 395	1 444 976
Germany	599 519		17 962	2 550	882	2 239	623 152
France	405 902				156		406 058
Great Britain	239 718						239 718
Czech Republic	254 709		453		38		255 200
Austria	92 182			397	230		92 809
Hungary	88 261				6		88 267
China	150 923						150 923
Other countries	385 977			3 991	1 883	297	392 148

ADDITIONAL EXPLANATORY NOTES

TO THE CONSOLIDATED HALF - YEAR FINANCIAL STATEMENTS

SA-PS 2004

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes

Note Nr 1.1

INFORMATION ON FINANCIAL INSTRUMENTS

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Loans and receivables originated *	Financial assets held to maturity	Financial assets available for sale
1.	Beginning of the period	493 688	696 878	327 915	53 572	458 607
2.	Increase	2 538 339	891 423	26 670 057	123 520	12 983
	- acquisition, creation, drawing	2 537 310	885 839	26 668 673	123 481	1 338
	- valuation	1 029	845	1 220	39	9
	- revaluation		2 323	162		323
	- reclassification		2 416			263
	- other			2		11 050
3.	Decrease	2 753 959	1 258 826	26 460 454	102 824	440 081
	- disposal, release, repayment	2 753 103	1 251 583	26 460 447	102 822	1 331
	- valuation	837	4 371	7		
	- revaluation		13			
	- reclassification					438 750
	- other	19	2 859		2	
4.	End of the period	278 068	329 475	537 518	74 268	31 509
of which :						
4.1	presented in balance sheet with indication of item	278 068	329 475	537 518	74 268	31 509
	Other short term financial assets - derivative instruments held for trading	271 219				
	Other short term financial assets - derivative embedded instruments	6 587				
	Short term financial assets - other securities, financial debt instruments	262			2 231	
	Long term liabilities-bank and other loans		24 822			
	Long term liabilities-other financial liabilities		30 582			
	Short term liabilities-bank and other loans		47 613			
	Short term liabilities-other financial liabilities		6 393			
	Other financial liabilities - derivative instruments held for trading		219 737			
	Other financial liabilities - derivative embedded instruments		328			
	Short term financial assets – loans granted			773		
	Other cash assets - bank deposits			536 745		
	Other cash assets - unpaid interest on debt securities				32	
	Other cash assets – securities financed by the Social Fund				14 976	
	Other cash assets - securities financed by the Social Fund/ Mine Closure Fund				9 760	
	Long term securities – investment in AIG Fund				47 217	
	Long term financial assets - shares					28 477
	Long term financial assets - debt financial instruments, treasure bonds				52	3 025
	Other					7
4.2	in off-balance sheet items					

*from receivables originated, debtors and liabilities related to the physical delivery of goods are excluded

I. NOTES

Presentation of hedging transactions:

Description	Financial assets - hedging transactions - derivative instruments	Financial liabilities - hedging transactions- bank loans	Financial and trade liabilities -hedging transactions - derivative instruments
Beginning of the period	77 564	1 328 292	537 165
Increase	45 369	2 362	283 669
- acquisition, creation, drawing	45 369		283 669
- valuation		1 654	
- revaluation		708	
Decrease	121	307 003	360 421
- disposal, release, repayment	121	293 486	230 049
- valuation			
- revaluation		26	
-other		13 491	130 372
End of the period	122 812	1 023 651	460 413

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

DERIVATIVE FINANCIAL INSTRUMENTS

RISK MANAGEMENT IN THE DOMINANT ENTITY

The main risk to which the dominant entity is exposed in connection with its activities is the risk of changes in the prices of copper and silver and currency risk. Fluctuations in the prices of these metals have a significant impact on the financial results of the dominant entity.

The dominant entity employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market due to which they are susceptible to the speculative activities by large investment funds which are able to bring about significant differences between prices set on the institutional markets, and prices which are adequate to meeting the needs of a particular sector.

The dominant entity manages its price risk using forwards and options contracts. Some of the instruments used by the dominant entity create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the dominant entity enters into commodity swaps, which permit customers to be offered the requested price and the dominant entity to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the dominant entity always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

Currency risk

Currency risk is important to the dominant entity since it impacts on the dominant entity's revenues from export contracts expressed in foreign currencies, while the basic currency for the dominant entity is the Polish złoty. Other revenues from the domestic sales contracts for products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate.

This is the reason why the dominant entity actively manages the currency risk.

The dominant entity hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The dominant entity intends to protect in this way its future sales expressed in foreign currencies.

As its revenues are denominated in foreign currencies, the dominant entity also takes on liabilities in these currencies. Thus the credit drawn constitute a hedge against fluctuations of the exchange rate and are treated as hedging transactions.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

Interest rate risk

KGHM Polska Miedź S.A. is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt.
The dominant entity did not hedge interest rate risk in the first half of 2004.

Credit risk

KGHM Polska Miedź S.A. is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which KGHM Polska Miedź S.A. invests, or whose securities it purchases.

Due to the derivative transactions, the dominant entity is subject to credit risk in case the parties to a contract fail to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been recognised in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	30 June 2004 [in '000 PLN]	30 June 2003 [in '000 PLN]
Short term financial assets	400 618	311 741
Short term liabilities	(810 850)	(34 020)
Total	(410 232)	277 721

LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

		30 June 2004		30 June 2003	
Type of financial instrument		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					
Swaps - exchange of floating prices for fixed prices	I	4 264	(45 836)	1 167	(2 718)
Swaps - exchange of fixed prices for floating prices	II	39 885	(4 546)	-	-
Collar contracts (Written call and put options)	III	-	(34 819)	-	(417)

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Bought call options	IV	47 710	-	-	-
Commodity instruments – silver					
Swaps - exchange of fixed prices for floating prices	V	82 437	(6 764)	13 004	(2 098)
Swaps - exchange of floating prices for fixed prices	VI	4 496	(76 512)	28 468	-
Written call options	VII	-	(15 522)	-	-
Currency instruments					
Forwards	VIII	92 405	(28 069)	82 234	(1 418)
Written call options	IX	-	(7 669)		(422)

CASH FLOW HEDGES					
Copper price risk					
Swaps - exchange of fixed prices for floating prices	X	-	-		(3)
Swaps - exchange of floating prices for fixed	XI	-	(319 206)	27 889	(71)
Bought put options	XII	17 108	-	-	-
Collar contracts	XIII	28 143	(183 221)	38 610	(18 853)
Silver price risk					
Swaps - exchange of floating prices for fixed prices	XIV	7 059	(82 161)	13 590	(27)
Exchange rate risk					
Forwards	XV	53 553	-	94 708	(4 305)
Collar contracts	XVI	16 950	(6 197)	-	-

EMBEDDED INSTRUMENTS IN AGREEMENTS					
Forwards	XVII	6 587	(328)	11 654	(3 688)
Bought call and put options	XVIII	-	-	417	-
TOTAL INSTRUMENTS		400 618	(810 850)	311 741	(34 020)
TOTAL		(410 232)		277 721	

Other information in respect of derivative financial instruments

Due to the sufficient liquidity of the market it is possible to close and settle the above-mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The dominant entity does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the dominant entity's competitive position.

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

(I,II) Fair value of outstanding swaps contracts. A net short position of notional volume 1 650 tonnes. The contract expiry dates are between June and December 2004. The swaps prices range from 1 696 to 2 964 USD/tonne.

(III) The notional volume of bought put options for collar-type transactions amounts to 10.00 thousand tonnes and written call options for collar-type transactions amounts to 10.00 thousand tonnes. The expiry dates of these contracts are in June 2004 and the contracts settlement date is in July 2004. The exercise price of bought and written options is within a range of 1 645 – 1 785 USD/tonne.

(IV) The notional volume of bought call options amounts to 39.400 thousand tonnes. The contract expiry dates are between June and December 2004. The exercise price of the options ranges from 1 950 to 3 100 USD/ tonne.

(V,VI) Fair value of outstanding swaps contracts. A net long position of notional volume 450 thousand ounces. The contract expiry dates are between June 2004 and December 2005. The swaps prices range from 6.3725 to 6.6500 USD/troz.

(VII) The notional volume of sold call options amounts to 7.200 mln ounces. The contract expiry dates are between January and December 2005. The exercise price of the options amounts to 6.25 USD/troz.

(VIII) This item relates to transactions which initially represented a hedge of planned revenues from sales of the dominant entity in the second half of 2004. Due to entering into opposite transactions the net nominal position is 0.

(IX) The nominal value of options written is 200 mln USD. The dominant entity uses strategies which are combined through the financing, for example, of bought copper options with written USD options. The instruments expire between July 2004 and March 2005. The exercise prices of options written range from 3.90 to 4.10 USD/PLN.

(XI) Fair value of swap contracts for the notional volume 98.125 thousand tonnes, expiry date between June and December 2004. The swap price ranges from 1 690 to 1 841 USD/tonne. The swaps are a hedge of copper sell prices from future, highly probable physical transactions with realisation dates between June and December 2004.

(XII) The notional volume of bought put options amounts to 45 thousand tonnes, exercise price is 2 450 USD/tonne, the expiry dates are in the first quarter of 2005. The options are a hedge of copper sell prices from future, highly probable physical transactions with realisation dates in the first quarter of 2005.

(XIII) The notional volume of bought put options for collar transactions amounts to 90 thousand tonnes. The expiry dates for these contracts have been set between July 2004 and December 2005. The notional volume of written call options for collar transactions amounts to 90 thousand tonnes. The expiry dates for these contracts have been set between July 2004 and December 2005. The exercise price of bought put options ranges between 1 765–2 250 USD/tonne. The exercise price of written call options ranges between 1 885–2 700 USD/tonne. The options are a hedge of copper sell prices from future, highly probable physical transactions with realisation dates in the period from July 2004 to December 2005.

(XIV) The notional volume of swaps is 26.85 mln troy ounces. The expiry dates have been set from June 2004 to June 2006. The swap prices range between 4.81 – 6.7425 USD/ troz. The swaps are a hedge of silver sell prices from future highly probable physical transactions with realisation dates in the period from June 2004 to June 2006.

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

(XV) The nominal value of outstanding forwards is 273 mln USD. Minimum forward price is 3.955 USD/PLN, while the maximum forward price is 4.23 USD/PLN. The expiry dates of forwards cover the first half of 2005. The forwards are a hedge of planned revenues from sales. The forwards represent a hedge against the risk associated with future planned cash flow. The planned realisation dates for the hedged positions are between January and June 2005.

(XVI) The nominal value of bought put options for collar transactions is 60 mln USD and written call options is 60 mln USD. The expiry dates of options range between July 2005 and December 2005. The exercise price of bought put options is 4.10 USD/PLN. The exercise price of sold call options is 4.35 USD/PLN.

(XVII) The nominal value of outstanding forwards are as follows: for EUR sell contracts - 7 787 907.82 EUR; for USD buy contracts – 926 404.00 USD. The realisation dates for EUR sell contracts are between July 2004 and June 2017. The forward prices range between 4.1665 and 9.1016 EUR/PLN. The realisation dates for buy contracts are between July 2004 and May 2005. The forward prices range between 4.0721 and 3.7878 USD/PLN.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial statements.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1

OTHER INSTRUMENTS

I. Financial assets held for trading

The nature and scope of financial assets held for trading is presented in additional explanatory notes 1.2.1, 1.2.10 and 1.2.11.

II. Financial liabilities held for trading .

The majority of financial liabilities held for trading as at 30 June 2004 are liabilities due to derivative instruments held for trading, whose basic characteristics are presented in additional explanatory notes 1.2.1, 1.2.10 and 1.2.11.
The remaining categories of financial liabilities held for trading are:

bank loans:

A. An agreement dated 18 July 2003 for a bank loan in the amount of USD 200 000 thousand for KGHM Polska Miedź S.A. organised by ABN AMRO BANK NV and Bank Polska Kasa Opieki S.A. and by Citibank NA

a) Conditions for the loan drawn:
- amount of credit granted: USD 200 000 thousand
- interest: LIBOR 1M + margin, depending on the level of financial ratios
- maturity: 18 July 2008
- the final interest period began on 24 June 2004 and ended on 26 July 2004, interest (LIBOR + margin) during this period was 2.59%, while the value of interest paid on 26 July 2004 is USD 408 thousand.

b) Valuation as at 30 June 2004:
- the LIBOR rate increased by a margin was used for valuation; as at 30 June 2004 it amounted to 2.66%. In order to calculate USD tranches into PLN, the average NBP USD/PLN sell rate of 3.7470 was used.

The same valuation method was used as for variable interest bonds. Fair value amounted to PLN 665 291 thousand (Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The arguement for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

B. Agreement dated 18 July 2003 for bank loan of PLN 471 130 thousand and USD 159 500 thousand for KGHM Polska Miedź S.A. organised by Bank Polska Kasa Opieki S.A., Powszechna Kasa Oszczędności Bank Polski S.A. and a consortium of banks.

a) Conditions for the loan drawn:
- amount of loan drawn: PLN 471 130 thousand and USD 159 500 thousand,
- interest: WIBOR 1M, LIBOR 1M + margin, depending on the level of financial ratios,
- maturity: 18 July 2006,
- the final interest period began on 17 June 2004 and ended on 19 July 2004, interest (LIBOR+ margin) during this period was 2.57%, while the value of interest paid on 19 July 2004 is USD 227 thousand.

b) Valuation as at 30 June 2004:
- the relevant LIBOR rates, increased by a margin, were used for valuation, these rates on 30 June 2004 being 2.66%. In order to calculate USD tranches into PLN, the average NBP USD/PLN sell rate of 3.7470 was used.

KGHM Polska Miedź S.A. SA-PS 2004 EXEMPTION NUMBER: 82-4639 in 000 PLN

The same valuation method was used as for variable interest bonds. Fair value amounted to PLN 371 852 thousand (Table 1).

Table 1 Valuation as at 30 June 2004

	Valuation of bank loan in Pekao S.A., USD tranche	Valuation of bank loan in ABN AMRO (base 360 days)
Date of valuation	30 June 2004	30 June 2004
Date of interest payment	19 July 2004	26 July 2004
Interest coupon	USD 227 thousand	USD 408 thousand
Nominal value	USD 99 152 thousand	USD 177 500 thousand
Discount rate LIBOR + margin	2.66 % (base - 360 days)	2.66 % (base - 360 days)
Discount Factor	0.9986	0.9980
FX sell rate	3.7470	3.7470
Fair Value	PLN 371 852 thousand	PLN 665 291 thousand

These loans are shown in the balance sheet in amounts decreased by the payment of commission, long term loan by PLN 9 159 thousand, short term loan by PLN 4 332 thousand

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

The credit currently owned by the dominant entity is designated as hedging instruments.

C. Additionally the dominant entity possesses credit lines in the following banks:
- 30 mln USD - foreign currency working credit in BRE Bank S.A.
- 10 mln USD – credit in a currency account in BRE Bank S.A.
- 5 mln USD – credit in a current account in Bank Handlowy S.A.
- 40 mln PLN – credit in a current account in Bank Pekao S.A.

As at 30 June 2004 the dominant entity had not made use of these credit lines.

Financial liabilities held for trading of Group subsidiaries due to long term bank and other loans are in the amount of PLN 13 823 thousand. The most important of these are:

1. A bank loan granted to KGHM Kupferhandelsges mbH by Bank Austria/Creditanstalt in Vienna.
- amount of loan granted EUR 799 thousand.
- interest rate 2.90%
- security on the loan is a cession of debtors together with a bill of exchange
- final payment date - revolving

2. A loan from the Regional Environmental Protection and Water Management Fund (Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej w Warszawie) granted to KGHM Metale S.A.
- amount of loan granted PLN 7 661 thousand
- interest rate – bill of exchange rediscount rate of 0.6
- security on the loan is a bill of exchange in blanco granted by KGHM Polska Miedź S.A.
- final payment date 30 October 2012

3. A bank loan from PKO S.A. in Wrocław granted to the subsidiary KGHM Metraco Sp. z o.o.
- amount of loan granted PLN 5 000 thousand
- interest rate WIBOR 1M + 0.5 %
- security on the bank loan is the proxy right to a bank account, a bill of exchange in blanco, a KGHM Polska Miedź S.A. letter of comfort
- final payment date 7 June 2005

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

4. A bank loan from Raiffeisen Bank S.A. in Warsaw granted to the subsidiary DFM Zanam-Legmet Sp. z o.o.
- amount of loan granted PLN 8 500 thousand
- interest rate WIBOR 1W + 2% margin
- security on the bank loan is a bill of exchange with a bill of exchange declaration, the proxy right to a bank account, a registered pledge on material inventories, a cession of rights to selected commercial contracts, a property mortgage, a guarantee by DSI S.A.
- final payment date 31 December 2004
5. A bank loan granted by BZ WBK S.A. in Polkowice to the subsidiary PHP Mercus Sp. z o.o.
- amount of loan granted PLN 12 000 thousand
- interest rate WIBOR 1M + 0.7 % margin
- security on the bank loan is a registered pledge on products, goods for resale and materials inventories, cession of moveable property insurance contract, proxy right to a bank current account
- final payment date 31 May 2005

The remaining bank and other loans of subsidiaries do not significantly impact the balance of financial liabilities held for trading.

Financial leasing

The dominant entity and the subsidiaries of the Group are lessees of property from eight leasing contracts:
1. contract dated 30 August 2002 with Bank Austria Creditanstalt (KGHM Polska Miedź S.A.)
2. contract dated 3 December 2003 with Raiffeisen – Leasing Polska Spółka Akcyjna (KGHM Polska Miedź S.A.)
3. contract nr 93/IG/2004 dated 29 April 2004 signed with the State Treasury (KGHM Polska Miedź S.A.)
4. contract dated 15 July 2003 with BRE Leasing Sp. z o.o. (PeBeKa S.A.)
5. contract dated 15 May 2002 with Raiffeisen – Leasing Polska Spółka Akcyjna (Energetyka Sp. z o.o.
6. contract dated 14 May 2003 with Bank Fundusz Leasingowy S.A. (WFP Hefra S.A.)
7. contract dated 23 June 2003 with Raifffeisen-Leasing Polska S.A. (KGHM Metale S.A.)
8. contract dated 30 September 2003 with Raifffeisen-Leasing Polska S.A. (KGHM Metale S.A.)

Re:pt 1 Leasing agreement for tangible assets - computer hardware
The subject of the first agreement is the leasing of IBM computer hardware (servers). This agreement is valued at USD 1 427 thousand, initial payment – a cost of financing of USD 11 thousand was paid. The subject of the agreement is the acquisition of fixed assets for the purpose of providing hosting services managed by Dominet Bank S.A.
Instalment payments are made monthly over a period of 60 months. Maturity is in October 2007. The agreement allows the shortening of the repayment period. Interest is based on WIBOR 1M. Pursuant to this agreement the dominant entity has the right to expand the subject of the agreement. The assets which are the subject of this agreement have been insured by the dominant entity against risk. In the first quarter of 2004 this agreement was redenominated into PLN.

Re:pt 2. Leasing agreement for tangible assets - aircraft
The subject of the second agreement is the leasing of an aircraft to be used by the dominant entity. This agreement is valued at USD 1 361 thousand (which, based on the agreement's fixed exchange rate, is PLN 5 191 thousand) of which USD 680 thousand represents the initial payment. As at 30 June 2004 there remain to be paid 18 equity instalments in the amount of PLN 1 964 thousand. Equity instalments are made monthly over a period of 60 months. The agreement allows the shortening of the repayment period.
Maturity is 14 December 2005. Interest is based on LIBOR from the last day of the month prior to payment.
An additional security is a bill of exchange in blanco together with a bill of exchange declaration. Pursuant to this agreement the dominant entity incurs the costs of taking over these assets.
The assets which are the subject of the leasing agreement have been insured by the dominant entity.

Re:pt 3. Leasing agreement for intangible assets – an agreement related to the use of (access to) geological information contained in the geological documentation of the " Głogów Głeboki" deposit.
The subject of the leasing agreement is the access given by the State Treasury, for a fee, to geological information presented in the geological documentation of the „ Głogów Głeboki - Przemysłowy" (Deep Industrial Głogów) copper ore deposit. The reason for acquiring this information is to prepare an application to receive a mining license to extract copper ore from the „Głogów Głęboki" deposit. Remuneration to the State Treasury amounts in total to EUR 8 214 554.00, in respect of which the first

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

instalment amounted to EUR 814 554.00. The remaining remuneration due of EUR 7 400 000.00 is payable in ten equal annual instalments, payable by 30 June of each year. Acquisition of this license is expected in November 2004. This license will likely be granted for a period of 50 years. These liabilities are not interest bearing, and are therefore recorded in the accounts at a discounted value. After discounting, the current value of these liabilities as at 30 June 2004 amounted to EUR 5 978 872.71.
The securities attached to this agreement arise from the Civil Code and from the PGG (Prawo Górnicze i Geologiczne, or Law on Mining and Geology). The agreement allows for the termination by the State Treasury following a three-month period of notice of such, should KGHM not receive the license by 29 October 2006.

Re:pt 4. Leasing agreement for means of transport
The subject of this leasing agreement is five trucks used by a subsidiary. As at 30 June 2004 the amount of PLN 259 thousand remained to be paid. Installment payments are made monthly. The agreement foresees the possibility of shortening the period of payment, which expires on 11 July 2006. Interest is based on EURIBOR 1M with respect to the level of this rate as at the date of signing of the agreement.

Re:pt 5. Leasing agreement for means of transport
The subject of this leasing agreement is an automobile. Installment payments are made monthly over a period of 48 months. Maturity falls in May 2006. As at 30 June 2004 liabilities due to this agreement amounted to PLN 67 thousand.

Re:pt 6. Leasing agreement for tangible property
The subject of this agreement is an automated galvanising line together with a treatment plant. Installment payments are made monthly. As at 30 June 2004 the amount of PLN 1 445 thousand remained to be paid. Maturity for repayment is 15 June 2008.

Re:pt 7. Leasing agreement for machinery
The subject of this agreement is the leasing of two loaders. Installment payments are made monthly. As at 30 June 2004 the amount of PLN 1 089 thousand remained to be paid. Interest is based on WIBOR 1M + the leasing firm margin. Maturity for repayment is in June 2006.

Re:pt 8. Leasing agreement for machinery
The subject of this agreement is an industrial sifter. Installment payments are made monthly. As at 30 June 2004 the amount of PLN 712 thousand remained to be paid. Interest is based on WIBOR 1M + the leasing firm margin. Maturity for repayment is in October 2006.

III.Loans and receivables originated

I. Agreement dated 23 October 2003 for a loan granted by KGHM Polska Miedź S.A. for the sporting association Stowarzyszenie Sportu i Rekreacji Zagłębia Miedziowego.
Conditions of the granted loan:
- amount of loan PLN 1 500 thousand
- interest rate: average profitability of 13-week Treasury bills dated 20 October 2003.
- final payment date 30 December 2004.

II. Agreement dated 25 February 2004 for a loan granted by Pol-Miedź Trans Sp. z o.o. for the sporting club Międzyzakładowy Klub Sportowy in Lubin.
Conditions of the granted loan:
- amount of loan PLN 500 thousand
- interest rate: 6.75%
- final payment date 31 December 2004.
- security on the loan – a bill of exchange in blanco

IV. Financial assets held to maturity

I. Investment in AIG Emerging Europe Infrastucture Fund

Based on valuation as at 31 December 2003 prepared on the basis of an Emerging Europe Infrastucture Fund report, the value of the dominant entity's investment in this fund amounted to PLN 48 729 thousand.
In the first half of 2004 the dominant entity obtained net shares of PLN 1 512 thousand; and paid a management fee of PLN 1 904 thousand. The dominant entity received: PLN 52 thousand as a distribution

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

of fees paid to the fund, with a profit on invested capital of PLN 2 932 thousand; due to dividends paid (net), PLN 1 643 thousand

Based on valuation as at 30 June 2004 the value of the dominant entity's investment in the AIG Fund amounted to PLN 66 899 thousand. In the books of the dominant entity the value of PLN 47 217 is maintained.

II. Securities financed by the Social Fund

Amount as at 31 December 2003 – PLN 0 thousand
Amount as at 30 June 2004 – PLN 14 976 thousand
The increase is due to the acquisition in ABN AMRO Bank S.A. of the following securities:

1. Leader Price – nominal value PLN 10 000 thousand
2. AIG BANK – nominal value PLN 1 900 thousand
3. FCE CREDIT – nominal value PLN 3 300 thousand

III. Securities financed by the Mine Closure Fund.

Amount as at 31 December 2003 – PLN 0 thousand
Amount as at 30 June 2004 – PLN 9 760 thousand
The increase is due to the acquisition in ABN AMRO Bank S.A. of the following securities:

1. Leader Price - nominal value PLN 3 200 thousand
2. PGF – nominal value PLN 6 700 thousand

Remaining financial assets held to maturity are

- unpaid interest on debt securities in the amount of PLN 32 thousand
- other long term securities in the amount of PLN 52 thousand
- other short term securities in the amount of PLN 2 231 thousand

V. Financial assets available for sale

The following were qualified as financial assets available for sale:

- shares in other entities, i.e. in which the share of the Group does not exceed 20%, in the amount of PLN 18 665 thousand,
- shares in the Mutual Assurance Association TUW Cuprum in the amount of PLN 9 813 thousand
- State Treasury bonds in the amount of PLN 3 025 thousand
- the participant fund in TUW Cuprum PLN 7 thousand

INFORMATION ON FINANCIAL ASSETS AVAILABLE FOR SALE OR HELD FOR TRADING, VALUED AT THEIR AMORTISED COST AS AT 30 JUNE 2004

Financial assets available for sale or held for trading were not valued at their amortised cost.

CHANGE IN VALUATION OF FINANCIAL ASSETS

The entities of the Group do not change the valuation to fair value of financial assets to valuation at the amortised cost.

Additional Explanatory Notes
Note Nr 1.2.6

INFORMATION ON ADJUSTMENT IN VALUE OF THE FINANCIAL ASSETS DUE TO PERMANENT DIMINUTION IN VALUE

Item	Element of financial assets' group	Amount of adjustment in value, of which:	- recognised in financial result	- recognised in equity	Reason for adjustment in value
1	2	3	4	5	6
1	Long term financial assets	323	323		reversal of adjustment in value due to increase of market value
2	Treasury bonds	9		9	change of market value
	Total	332	323	9	

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.7

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS OR RECEIVABLES ORIGINATED FOR THE PERIOD
FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Interest income during the financial period *				Category of assets, to which this interest is related
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule			
			to 3 months	from 3 to 12 months	over 12 months	
1	2	3	4	5	6	7
1.	Financial debt instruments	84				Financial assets held to maturity
2.	Loans granted	24	5			Loans and receivables originated
3.	Own debtors (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)	2 666	35			Loans and receivables originated

*interest income calculated based on interest rates arising from signed contracts

WRITE-OFFS REVALUING LOANS AND RECEIVABLES ORIGINATED AND ACCRUED - UNREALISED INTEREST ON THESE DEBTORS

There were no write-offs revaluing loans and receivables originated due to permanent diminution in value.

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.9

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES
FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Interest costs in financial period			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial liabilities held for trading	6 501	35		
1a	short term bank loans which are not hedging transactions	6 095	5		
1b	leasing	406	30		
2.	Other short term financial liabilities – bank loans for hedging purposes				
3.	Other short term financial liabilities	356	3		
4.	Long term financial liabilities -long term bank loans – hedging transactions	20 480	707		

CASH FLOW HEDGES

The dominant entity accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial statements. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in equity. The amounts accumulated in equity this way are then transferred to the income statement when the hedged item is realised.

On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in equity relating to the valuation of hedging transactions.

The tables below present respectively the equity balance and changes in equity due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

AMOUNTS RECOGNISED IN EQUITY	30 June 2004 [in '000 PLN]
Revaluation reserve– hedging transactions against commodities risk (copper, silver)	(503 510)
Revaluation reserve– hedging transactions against exchange rate risk – forwards and options	128 690
Revaluation reserve– hedging transactions against exchange rate risk – foreign currency bank loans	63 507
REVALUATION RESERVE - TOTAL	(311 313)

The effectiveness of hedging instruments used by the dominant entity in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in the option's intrinsic value.

Gains and losses on cash flow hedging instruments

	30 June 2004 [in '000 PLN] Total
Accumulated result in equity achieved on cash flow hedging financial instruments, as at date of opening balance	(370 028)
Amount recognised in equity in the current financial period due to effective hedging transactions	(289 628)
Gains / losses transferred from equity to the income statement in the financial period	348 343
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability	-
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	(311 313)

INFORMATION ON WRITE – OFFS OF NON - CURRENT ASSETS DUE TO PERMANENT DIMINUTION IN VALUE AS AT 30 JUNE 2004

Elements of financial assets which were qualified as financial instruments were not valued due to permanent diminution in value.

in '000 PLN

Additional Explanatory Notes
Note Nr 2

CONTINGENT OFF - BALANCE SHEET LIABILITIES AND DEBTORS AS AT 30 JUNE 2004

Item	Type of liability and debtor	Amount
1	2	3
1.	CONTINGENT DEBTORS	108 648
1.1	From related entities due to:	
	- received guarantees	
1.2	From other entities due to:	108 648
	- received guarantees	8 339
	- contested State budget issues	74 071
	- bills of exchange debtors	25 751
	- other items	487
2.	CONTINGENT LIABILITIES	37 247
2.1	To subordinated entities subject to consolidation or valuation by the equity method due to:	32 277
	- granted guarantees	32 277
2.2	To subordinated entities excluded from consolidation or valuation by the equity method due to:	
	- granted guarantees	
2.3	To other entities due to:	4 970
	- granted guarantees	4 970
3.	OTHER due to:	362 268
3.1	- liabilities due to bills of exchange	51 538
3.2	- liabilities due to perpetual usufruct of State Treasury land	205 765
3.3	- fixed assets and land used on the basis of rental and lease agreements	3 177
3.4	- fixed assets used on the basis of leasing agreements (not subject to depreciation)	2 230
3.5	- leased land	19
3.6	- commitments due to implementation of R&D projects and other unrealised agreements	93 753
3.7	- disputed issues, remaining under legal contention*	1 765
3.8	- other items	4 021

*Apart from the above items which are disputed and remain under proceedings, there are other issues for which the probability of liabilities arising is considered by the Management Boards of entities of the Group as remote

Additional Explanatory Notes
Note Nr 3

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES
AS AT 30 JUNE 2004

At the end of the first half of 2004 entities of the Group had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures.

Additional Explanatory Notes
Note Nr 4

INFORMATION ON REVENUE, COSTS AND RESULTS OF ABANDONEND ACTIVITIES
FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Revenues	Costs	Result on abandoned activities
I.	Operations abandoned during the financial period			
	none			
II.	Activities foreseen as being abandoned in the following financial period			
	no abandonment of activities is planned in future financial periods			
III.	TOTAL (I+II)			

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

COSTS OF PRODUCTION OF PRODUCTS FOR INTERNAL USE OF THE GROUP FOR THE PERIOD FROM 1 JANUARY 2004 TO 30 JUNE 2004

Item	Description	Amount
1.	Products transferred to tangible assets under construction	1 122
2.	Products transferred to inventories warehouse	14 644
3.	Costs of research work capitalised as intangible assets	76
4.	Other	2 182
TOTAL		18 024
Consolidation adjustment		225 286
TOTAL AFTER ADJUSTMENT		243 310

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 6

INCURRED AND PLANNED INVESTMENTS

Description	Incurred in the first half of 2004	Planned in the next 12 months
1	2	3
Tangible investments	277 497	938 555
of which: environmental protection	7 136	63 825
Equity investments	77 259	326 360

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

INFORMATION ON TRANSACTIONS OF KGHM POLSKA MIEDŹ S.A. AND RELATED ENTITIES WITH RELATED ENTITIES, RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS IN THE FIRST HALF OF 2004

Item	Name of entity	Entity with which the transaction was concluded	Value of transaction			
			Sales and other transactions	Subject	Purchase and other transactions	Subject
1. Transactions concluded by KGHM Polska Miedź with direct subsidiaries						
	KGHM Polska Miedź S.A.	Energetyka spółka. z o.o.	16 564	purchase of services	50 929	supply of heat, power and water
	KGHM Polska Miedź S.A.	CBPM "CUPRUM" spółka. z o.o. -OBR			3 524	R&D and design works
	KGHM Polska Miedź S.A.	MCZ S.A.			5 067	medical services, loan granted
	KGHM Polska Miedź S.A.	CBJ spółka. z o.o.			15 193	quality services
	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	413 998	copper and silver products sales through intermediary services		
	KGHM Polska Miedź S.A.	KGHM Kupferhandelsges m.b.H.	140 070	copper products sales through intermediary services		
	KGHM Polska Miedź S.A.	KGHM Metraco spółka. z o.o.	88 793	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	262 183	copper scrap, chemical materials and machines
	KGHM Polska Miedź S.A.	DIALOG S.A.	49 948	interest bonds		
	KGHM Polska Miedź S.A.	Pol-Miedź Trans spółka. z o.o.			123 070	transport services
	KGHM Polska Miedź S.A.	"Zagłębie" Lubin SA			2 765	sponsoring
	KGHM Polska Miedź S.A.	KGHM Metale S.A.			6 400	acquisition of shares of PHP Mercus spółka z o.o.
	KGHM Polska Miedź S.A.	PHP Mercus spółka z o.o.			151 899	purchase of goods for resale for supply purposes
2. Transactions concluded by KGHM Polska Miedź S.A. with indirect subsidiaries						
	KGHM Polska Miedź S.A.	WMN spółka z o.o..	8 131	copper cathodes		
	KGHM Polska Miedź S.A.	DFM Zanam - Legmet spółka z o.o.	2 912	energy, water, condensate	41 081	maintenance services, mining machines, other
	KGHM Polska Miedź S.A.	WM "Łabędy" S.A.			10 126	purchase of coal
3. Transactions concluded by subsidiaries of KGHM Polska Miedź S.A. with entities from the Group						
	DSI S.A.	DFM Zanam - Legmet spółka z o.o.	8 851	the granting by DSI S.A. of a loan; sale of services		
	DSI S.A.	PeBeKa S.A.	4 948	repayment of interest, sale of goods for resale		
	PHP Mercus spółka z o.o.	DFM Zanam - Legmet spółka z o.o.	2 252	sale of goods for resale and materials	8 574	castings, finished goods, other
	KGHM Metale S.A.	WFP Hefra S.A.			4 700	acquisition of debt bond issues
	KGHM Metale S.A.	Aquakonrad S.A. in liquidation	2 800	buy-back of debt bonds	2 739	acquisition of debt bond issues
	KGHM Metraco spółka z o.o.	WM "Łabędy" S.A.	2 717	cable sales and transport services	1 672	purchase of coal
	Energetyka spółka z o.o.	WM "Łabędy" S.A.			12 343	purchase of coal
	Pol-Miedź Trans spółka z o.o.	KGHM Metraco spółka z o.o.	6 466	transport services		
4. Transactions concluded by KGHM Polska Miedź S.A. with direct associates						
	KGHM Polska Miedź S.A.	Minova - Ksante spółka z o.o.			4 066	purchase of goods
5. Transactions concluded by KGHM Polska Miedź S.A. with indirect associates						
6. Transactions of Group entities with management or supervisory personnel of the issuer, their spouses, siblings, close blood relations or other closely related persons						
			none		none	

The above includes typical trade transactions and unusual transactions relating to the acquisition of shares, bonds and other items

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER AS AT 30 JUNE 2004

Item	Name of entity	Degree of management control in %	Debtors of related entities towards company	Liabilities of related entities towards company	Operating and financial costs of related entities in transactions with company	Operating and financial revenues of related entities in transactions with company	Investments of related entities in company
1	2	3	4	5	6	7	8
1.	KGHM Polska Miedź S.A.	dominant entity	137 525	1 554 231	727 544	760 083	
2.	CBPM Cuprum Spółka z o.o. - OBR	100.00	641	4 321	5 361	80	
3.	KGHM Polish Copper Limited	100.00	34 337			413 050	
4.	Dolnośląska Spółka Inwestycyjna S.A.	100.00	26	33 313	13 364	455	
5.	"MIEDZIOWE CENTRUM ZDROWIA" S.A.	100.00	58	1 092	5 829	479	
6.	KGHM Metale S.A.	100.00	363	268	1 260	1 730	1 359
7.	"Energetyka" sp. z o.o.	100.00	60 776	17 516	46 170	27 575	3 500
8.	CBJ sp. z o.o.	100.00	134	3 362	15 621	1 382	
9.	KGHM Kupferhandelsges. m.b.H.	100.00	37 144		(1)	144 610	
10.	POL-MIEDŹ TRANS spółka z o.o.	100.00	541	11 468	134 534	3 835	2 319
11.	DIALOG S.A.	100.00	99	828	2 171	51 838	1 379 800
12.	KGHM CONGO S.P.R.L.	99.98	27 040		47	16	
13.	KGHM Metraco sp. z o.o.	98.96	21 390	37 160	266 833	101 827	
14.	"Zagłębie" Lubin SSA	79.51	104	20	2 888	220	
15.	INTERFERIE Spółka z o.o.	100.00	10 906	456	1 584	155	
16.	PeBeKa S.A.	100.00	4 340	29 208	83 923	16 285	4 200
17.	DFM ZANAM - LEGMET Sp. z o.o.	100.00	17 876	9 998	51 434	15 028	6 200
18.	INOVA Spółka z o.o.	100.00	2 164	3 831	12 319	1 581	981
19.	DKE Spółka z o.o.	50.33	3 144	1	12	23	
20.	WFP Hefra S.A.	97.21	523	81	411	1 048	
21.	AQUAKONRAD S.A. in liquidation	84.11	1	1 641	49	12	
22.	"W.M.N." Sp. z o.o.	81.96	130	457	879	8 579	
23.	PCPM sp. z o.o.	81.40	2			156	
24.	PHP "Mercus" spółka z o.o.	100.00	3 064	30 014	156 279	14 795	994
25.	PHU Lubinpex Sp. z o.o.	88.14	480	3 599	10 928	2 537	
26.	WM "Łabędy" S.A.	50.00	1 285	5 901	24 197	2 773	
27.	Energomedia Łabędy Sp. z o.o. in liquidation	50.00				2	
28.	PU "Mercus Serwis" Sp. z o.o.	100.00	16	117	1 112	35	
29.	PHU "Mercus Bis" Sp. z o.o.	48.54	5	136	1 214	3	
30.	MINOVA - KSANTE Spółka z o.o.	30.00	36	1 467	6 248	708	
31.	NATUROPAK Sp. z o.o. in liquidation	27.50	5				
Total		X	364 155	1 750 486	1 572 210	1 570 900	1 399 353

Additional Explanatory Notes
Note Nr 8

INFORMATION ON JOINT VENTURES IN THE FIRST HALF OF 2004 EXCLUDED FROM CONSOLIDATION

In the first half of 2004 entities of the Group did not have joint ventures with other entities.

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

AVERAGE EMPLOYMENT IN THE GROUP IN THE FIRST HALF OF 2004 BY TYPE

Description	Average employment
Employment in total of which:	26 554
1. Employees:	26 367
- white-collar workers	7 925
- blue-collar workers	18 442
2. Trainees	20
3. Persons on maternity leave or unpaid leave	167

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Notes Nr 10 and 11

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDIT AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY OF THE KGHM POLSKA MIEDŹ S.A. GROUP IN THE FIRST HALF OF 2004

Table I

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration, together with profit sharing, paid by the issuer:	1 739	443
1.1	by contract, for the fulfilment of management and supervisory functions in the first half of 2004, relating to the period in office*	1 070	284
1.2	for recalled members of the Management Board beyond the period in office	607	
1.3	due to other contracts *(of which: due to employment contracts with members of the Supervisory Board elected by the employees)*	62	159
2.	Remuneration, together with profit sharing, paid by the issuer's subsidiaries and associates due to the fulfilment of supervisory functions and due to other contracts	212	50
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship with management or supervisory personnel.	none	
4.	Advances, credit, loans and guarantees granted to management and supervisory personnel.	none	

**The monthly remuneration of Supervisory Board members was established based on a resolution of the Ordinary General Shareholders Meeting dated 29 May 2003, being:*

- *for the Chairman of the Supervisory Board, 2.5 times the average monthly pre-tax wage in the commercial sector, without profit sharing, for the last month of the prior quarter, and*
- *2.2 times the wage as calculated above for the Deputy Chairman, and 2 times the wage for the remaining members of the Supervisory Board*

REMUNERATION FOR MANAGEMENT AND SUPERVISORY PERSONNEL OF SUBSIDIARIES OF THE KGHM POLSKA MIEDŹ S.A. GROUP, PAID OR PAYABLE IN THE FIRST HALF OF 2004

TableII

	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Total remuneration for management and supervisory personnel of KGHM Polska Miedź S.A.Group subsidiaries and associated entities	11 725	1 883
1.1	Remuneration together with profit sharing, due to agreement (contract) for the fulfilment of management and supervisory functions related to the period in office *	11 098	1 810
1.2	Remuneration from all other agreements, including for recalled members of the Management Board beyond the period in office	627	73

** Remuneration in these companies is shown together with remuneration obtained by members of the Management and Supervisory Boards of KGHM Polska Miedź S.A. for service in management and supervisory bodies of subsidiaries*

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 12

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2004

Item	Description of events	Effect on financial result (+ , -)
0	1	2
1.	Refund of overpayment of property tax minus payment of taxation from prior years	10 909
2.	Refund of insurance premiums	4 395
3.	Adjustment of mining fees	(2 360)
4.	VAT for 2001	(34)
5.	Income tax for previous years with interest	331
6.	Other corrections related to prior years	196
	TOTAL	13 437

KGHM Polska Miedź S.A. SA-PS 2004 in ' 000 PLN

Additional Explanatory Notes
Note Nr 13

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2004

Contract for the sale of copper cathodes.

On 3 September 2004 a contract was approved for the sale of copper cathodes in the years 2004 - 2008, concluded between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam, Branch Office Lucerne (Switzerland), dated 14 July 2004 (with an amendment dated 26 July 2004), as a result of which, pursuant to an understanding between the contracting parties, this agreement became binding.
The approving party is ABN Amro Bank NV - the Agent for credit organised for KGHM Polska Miedź S.A. (based on an agreement dated 18 July 2003) by ABN Amro Bank NV, Bank Polska Kasa Opieki SA and Citibank NA. For the purposes of this credit agreement, the agreement entered into between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. secures the credit agreement, and replaces the multi-year contract for the supply of copper cathodes signed by KGHM Polska Miedź S.A. and Glencore International AG dated 15 July 2003.
The value of the contract between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam - calculated as an estimate based on the copper price and the National Bank of Poland exchange rate of 2 September 2004 - is estimated at USD 316 575 thousand, i.e. PLN 1 153 220 thousand. The contract provides for contractual penalties for late payments.
Settlement and supply for this export contract will begin starting from October 2004, and will be executed systematically until June 2008.
The total estimated value of all contracts entered into between KGHM Polska Miedź S.A. and Trafigura Beheer B.V. Amsterdam during the last 12 months amounts to PLN 1 158 345 thousand.

Registration of a change in share capital of Pol-Miedź Trans sp. z o.o.

On 20 August 2004 a change was registered by the Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration in the share capital of the subsidiary Pol-Miedź Trans sp. z o.o. with its registered head office in Lubin.The share capital of Pol-Miedź Trans sp. z o.o. was increased by PLN 2 995 thousand through the issuance of 5 990 shares having a nominal value of PLN 500 each. All of the shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covering them with a contribution in kind of PLN 2 995 thousand and cash of PLN 0.3 thousand.
The book value of the assets transferred in the form of a contribution in kind in the accounts of KGHM Polska Miedź S.A. amounts to PLN 2 552 thousand.
The share capital of Pol-Miedź Trans sp. z o.o. after registration amounts to PLN 140 418 thousand and is divided into 280 835 shares of PLN 500 each.
100% of the shares are owned by KGHM Polska Miedź S.A.
The total number of votes arising from all issued shares after registration of this change in share capital is 280 835.

Additional Explanatory Notes
Note Nr 14

INFORMATION ABOUT THE RELATION BETWEEN THE LEGAL ANTECEDENT OF THE DOMINANT ENTITY AND THE DOMINANT ENTITY, AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND EQUITY AND LIABILITIES.

The legal antecedent of the dominant entity of the KGHM Polska Miedź S.A. Group was the State-owned enterprise Kombinat Górniczo - Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 15

INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The consolidated financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 16

CHANGES TO DATA SHOWN IN THE CONSOLIDATED FINANCIAL STATEMENTS AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY-PREPARED AND PUBLISHED CONSOLIDATED FINANCIAL STATEMENTS

There are some differences between the presented financial statements with respect to the comparative financial data versus those previously published in the financial statements for the first half of 2003, arising from the adjustment of comparative periods to the principles of accounting and methodology of presentation introduced on 1 January 2004.

Value of assets prior to changes	8 182 773
- valuation of shares of subordinated entity Polkomtel S.A. by the equity method	162 792
- tax asset due to change in exchange rate for valuation of assets and liabilities	(83)
- change in exchange rate for valuation of short term debtors denominated in foreign currencies	1 030
- change in exchange rate for valuation of short term financial assets denominated in foreign currencies	4 601
Value of assets after changes	8 351 113
Value of equity and liabilities prior to changes	8 182 773
- change in exchange rate for valuation of hedging instruments recognised in revaluation reserve	31 832
- effect of valuation of shares of subordinated entity Polkomtel S.A. by the equity method, recognised in the current financial result	11 727
- effect of valuation of shares of subordinated entity Polkomtel S.A. by the equity method, recognised in the retained profit from prior years	151 066
- effects of changes in the exchange rate for valuation of assets and equity and liabilities recognised in the retained profit from prior years	3 272
- effects of changes in the exchange rate for valuation of assets and equity and liabilities recognised in the current financial result	1 626
- tax provision due to changes in the exchange rate for valuation	9 584
- change in the exchange rate for valuation of long term liabilities	(22)
- change in the exchange rate for valuation of short term liabilities	(40 745)
Value of equity and liabilities after changes	8 351 113

Additional Explanatory Notes
Note Nr 17

CHANGES OF ACCOUNTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

In relation to previously applied accounting principles, changes have been carried out in the current-period half year financial statements in the following areas:

- establishment of the exchange rate for valuation of assets and liabilities denominated in foreign currencies. The currency exchange rate of the bank in which the largest operations were executed has been replaced by the average exchange rate of the National Bank of Poland,
- inclusion in the financial statement of the valuation of shares of the subordinated entity Polkomtel S.A. by the equity method – in retained profit
- change in the manner of presentation of the result on settlement of commodity hedging instruments in the income statement, the effect of which is exclusion of this result from financial income and its recognition as an adjustment of revenues from sales,
- an adjustment in costs of sales and in financial costs due to the reversal of recognition of an embedded financial instrument in an agreement.

The effects of changes of accounting principles in the current period impacted the retained profit in the following manner:

- the change in exchange rates increased retained profit PLN 13 362 thousand
- inclusion in the financial statement of the valuation of shares of the subordinated entity Polkomtel S.A. by the equity method, increasing retained profit PLN 254 302 thousand

In addition, the change in the exchange rate for the valuation of future cash flow hedging instruments (including credit denominated in USD) in the dominant entity, increased the revaluation reserve by the amount of PLN 35 455 thousand.

Additional Explanatory Notes
Note Nr 18

CORRECTIONS TO BASIC ERRORS, THEIR CAUSE, DESCRIPTION AND IMPACT ON THE FINANCIAL RESULT

None

Additional Explanatory Notes
Note Nr 19

GOING CONCERN CONSIDERATION

The statements of the Group have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future. The subsidiary PEW Aquakonrad S.A. and Energomedia "Łabędy" Sp. z o.o. remain in the process of liquidation, the activities of which have no significant impact on the turnover and results of the Group.

Additional Explanatory Notes
Note Nr 20

MERGER OF COMPANIES

There were no mergers of companies in the current financial period. This financial statements does not contain data on merged companies.

Additional Explanatory Notes
Note Nr 21.1

DATE OF PREPARATION OF FINANCIAL STATEMENTS

The financial statements of all subordinated entities subject to consolidation have been prepared as at 30 June 2004.

Additional Explanatory Notes
Note Nr 21.2

ADJUSTMENTS DUE TO DIFFERENT VALUATION PRINCIPLES AND METHODOLOGY

There were no adjustments in the consolidated financial statements due to different valuation principles and methodology. Entities included in the consolidated financial statements apply accounting principles in accordance with those applied by the dominant entity, KGHM Polska Miedź S.A.

Additional Explanatory Notes
Note Nr 22

EXCLUSION OF SUBORDINATED ENTITIES

There were no exclusions of subordinated entities from the consolidated financial statements based on separate laws.

Additional Explanatory Notes
Note Nr 23

OTHER EXPLANATORY INFORMATION

The financial statements of the subsidiary DIALOG S.A. are fully consolidated in the Group's current consolidated financial statements. DIALOG S.A.'s assets are financed to a significant degree by funds in the amount of PLN 1 379 800 thousand, deriving from bonds issued by the Company which have been purchased by KGHM Polska Miedź S.A. The mutual debts of KGHM Polska Miedź S.A. and the liabilities of DIALOG S.A. in this respect were eliminated in the consolidated financial statements.
The telecommunications market in Poland is undergoing a dynamic change, and DIALOG S.A. is currently in a phase of intensive growth aimed at acquiring as many new subscribers as possible, improving its subscriber structure by focusing on customers from the business sector, and at developing new services. In 2003 and 2004 DIALOG S.A.'s Management Board also continued consistently to realise a restrictive program to optimise costs. This led to a visible improvement in the profitability of its operating activities. In the first half of 2004 the Company achieved an operating profit of PLN 37 512 thousand (EBITDA amounted to PLN 89 517 thousand).
The Management Board of KGHM Polska Miedź S.A. views the said actions as the basis for an increase in the value of DIALOG S.A., and is of the opinion that the results achieved by DIALOG S.A. in the first half of 2004 confirm the appropriateness of the activities undertaken, and enables the assumption to be made that if these actions are pursued consistently they will lead to the Company's economic development, the crystallization of the value of its telecommunications assets and to a rapid increase in the value of the said assets.
The Management Board of KGHM Polska Miedź S.A. is considering the possibility of the debt restructuring of DIALOG S.A., although at the date of this report being prepared it had not yet reached a decision regarding any definitive action to be taken regarding the debt restructuring of DIALOG S.A. in respect of the bonds acquired by KGHM Polska Miedź S.A. in the amount of PLN 1 379 800 thousand, which were used to finance the purchase of non-current assets. In order to develop a restructuring program, reliable forecasts of cash flow, among others, are being drawn up which reflect the current situation and the Company's operating possibilities. In addition DIALOG S.A. has carried out tests to determine whether the intangible and tangible fixed assets it owns have undergone any permanent diminution in value. Since this is an ongoing process, the Management Board of KGHM Polska Miedź S.A. is of the opinion that it is not possible to determine at present whether it is necessary to perform an adjustment due to a permanent diminution in the value of the assets of DIALOG S.A., and if so, what the amount of this potential adjustment would be. Any eventual adjustments, should they be necessary, will be reflected in the fourth quarter of 2004.

SIGNATURES OF ALL MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
18 October 2004	Wiktor Błądek	President of the Management Board	
18 October 2004	Jarosław Andrzej Szczepek	First Vice President of the Management Board	
18 October 2004	Andrzej Kowalczyk	Vice President of the Management Board	
18 October 2004	Andrzej Krug	Vice President of the Management Board	
18 October 2004	Marek Szczerbiak	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
18 October 2004	Jacek Sieniawski	Chief Accountant	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

MANAGEMENT'S REPORT ON THE ACTIVITIES OF THE GROUP IN THE FIRST HALF OF 2004

Lubin, October 2004

CONTENTS

1 ACTIVITIES OF THE GROUP IN THE FIRST HALF OF 2004

1.1 DESCRIPTION OF CHANGES IN EQUITY COMMITMENT IN THE KGHM POLSKA MIEDŹ S.A. GROUP AND OTHER EQUITY INVESTMENTS

The following events took place in the first half of 2004 in the KGHM Polska Miedź S.A. Group:

The acquisition of shares in the increased share capital of companies. The purchase of shares.

KGHM Polska Miedź S.A.

- **„Energetyka" sp. z o.o.**

On 2 June 2004 court registration was made of a change in the share capital of the company „Energetyka" sp. z o.o. with its registered head office in Lubin. The share capital of this company was increased by PLN 61 842 thousand. All shares in the increased share capital were acquired by KGHM Polska Miedź S.A., covering the acquisition by a contribution in kind of PLN 56 842 thousand and cash of PLN 5 000 thousand. The share capital of this company after registration amounts to PLN 125 107 thousand. KGHM Polska Miedź S.A. owns 100% of this entity.
The assets transferred as a contribution in kind are related to the power plant of the HM Głogów Smelter and to the power plant of the HM Legnica Smelter (land, buildings and constructions, fixed assets, intangible assets). Transferal of these assets is aimed at concentrating the power generation activities of KGHM Polska Miedź S.A. into a single entity, and at improving the structure of the Group by granting "Energetyka" sp. z o.o. the role of sole electrical and heating energy operator for KGHM Polska Miedź S.A.

- **PHP „MERCUS" - spółka z o.o.**

On 5 April 2004 an agreement was signed between KGHM Metale S.A. and KGHM Polska Miedź S.A. for the sale of shares of PHP „MERCUS"- spółka z o.o. Based on this agreement KGHM Polska Miedź S.A. acquired 2 979 shares for PLN 6 400 thousand.
On 20 April 2004 court registration was carried out of a change in the share capital of the company PHP „MERCUS"- spółka z o.o. The share capital of the company was increased by PLN 1 317 thousand through the creation of 2 328 shares. All shares in the increased share capital were acquired by KGHM Polska Miedź S.A., acquiring them for the total amount of PLN 5 001 thousand.
After registration of this change in share capital, and as a result of the acquisition on 5 April 2004 by KGHM Polska Miedź S.A. from KGHM Metale S.A. of 2 979 shares based on a sales agreement, KGHM Polska Miedź S.A. is the owner of 5 307 shares of PHP „MERCUS" spółka z o.o., representing 47.4% of the share capital of the company. The remaining share capital of PHP „MERCUS"- spółka z o.o. is owned by KGHM Metale S.A.
The share capital of the company after registration amounts to PLN 6 474 thousand and is divided into 11 203 shares.
The assets acquired are aimed at making PHP „MERCUS"- spółka z o.o. the leading supplier of the Divisions of KGHM Polska Miedź S.A.

- **POL-MIEDŹ TRANS spółka z o.o.**

On 26 April 2004 the Extraordinary General Meeting of POL-MIEDŹ TRANS spółka z o.o. resolved to increase the share capital of the company by PLN 2 995 thousand, through the creation of 5 990 new shares. All shares in the increased share capital were acquired by KGHM Polska Miedź S.A. covering them entirely by a contribution in kind of PLN 2 995 thousand and cash of PLN 0.3 thousand.
Transferal of these assets to POL-MIEDŹ TRANS spółka z o.o. was aimed at bringing order to the assets of KGHM Polska Miedź S.A. and POL-MIEDŹ TRANS spółka z o.o.
After court registration of this increase the share capital of POL-MIEDŹ TRANS spółka z o.o. amounts to PLN 140 418 thousand.

- **InfoMonitor Biuro Informacji Gospodarczej S.A.**

On 23 March 2004 court registration was made of the company InfoMonitor Biuro Informacji Gospodarczej S.A. KGHM Polska Miedź S.A. acquired 669 shares, covering them entirely by cash in the amount of PLN 1 338 thousand, representing 16.73% of the share capital of the company.
The subject of activities of InfoMonitor Biuro Informacji Gospodarczej S.A. is the collection, storage and disclosure of economic information.

- **„Zagłębie" Lubin SSA**

On 24 May 2004 court registration was made of a change in the share capital of the company "Zagłębie" Lubin Sportowa Spółka Akcyjna with its registered head office in Lubin. The share capital of "Zagłębie" Lubin SSA was increased by PLN 2 000 thousand through the issuance of 2 000 ordinary registered shares.
The new shares were acquired by PHP "Mercus"- spółka z o.o. The total amount of PLN 2 000 thousand was paid for acquisition.
The share capital of "Zagłębie" Lubin Sportowa Spółka Akcyjna after registration amounts to PLN 5 193 thousand and is divided into 5 193 shares.
After registration of this change in share capital PHP "Mercus"- spółka z o.o. owns 2 000 shares of "Zagłębie" Lubin SSA representing 38.51% of the share capital, while KGHM Polska Miedź S.A. owns 2 129 shares of "Zagłębie" Lubin SSA representing 41.00% of the share capital.

Companies of the KGHM Metale S.A. Group

- **Walcownia Metali Nieżelaznych sp. z o.o.**

On 8 January 2004 the share capital of Walcownia Metali Nieżelaznych sp. z o.o. was increased by PLN 1 thousand, of which 5 shares having a total nominal value of PLN 500 were acquired by KGHM Metale S.A. and 5 shares having a total nominal value of PLN 500 were acquired by WM „Łabędy" S.A.
The reason for this operation was due to the need to ensure that the nominal value of the shares of Walcownia Metali Nieżelaznych sp. z o.o. was in accordance with the then-in-force provisions of the Commercial Partnerships and Companies Code, by setting their new nominal value at PLN 800 each.
After registration the share capital amounts to PLN 36 915 thousand and is divided into 46 144 shares, of which KGHM Metale S.A. owns 63.51% of the share capital of the company.
On 2 June 2004 there was an increase in the share capital of this company by PLN 3 746 thousand through the creation of 4 683 new shares, of which Energomedia „Łabędy" Sp. z o.o. in liquidation acquired 3 548 shares having a total nominal value of PLN 2 838 thousand – covered by a contribution in kind in the form of moveable and immoveable property, and Walcownia Metali „Łabędy" S.A., which acquired 1 135 shares having a total nominal value of PLN 908 thousand – covered by a contribution in kind in the form of a property complex of the former Walcownia Blach.
After registration of this increase in share capital KGHM Metale S.A owns 57.66% of the share capital of the company.
On 28 June 2004 Energomedia „Łabędy" sp. z o.o. in liquidation transferred the shares it had held in Walcownia Metali Nieżelaznych sp. z o.o. to its single shareholder, i.e. WM „Łabędy" S.A. This transaction represents the final phase in the liquidation of the company Energomedia.

- **Warszawska Fabryka Platerów HEFRA S.A.**

On 23 June 2004 the share capital of this company was increased by PLN 5 000 thousand through the creation of 781 250 shares. All shares in the increased share capital were acquired by KGHM Metale S.A. for cash.
As a result of this increase KGHM Metale SA owns 97.20% of the share capital of the company, granting the right to the same number of votes at the General Shareholders Meeting.
Currently the share capital of WFP "Hefra" SA amounts to PLN 28 630 thousand and is divided into 4 473 440 shares.

DSI S.A.

- **„INTERFERIE" Spółka z o.o.**

On 6 September 2004 the Extraordinary General Shareholders Meeting of „INTERFERIE" Spółka z o.o. passed a resolution, based on which there was an increase in the share capital of the company by PLN 9 821 thousand through the creation of 9 821 shares. The shares in the increased share capital were acquired by DSI S.A. The deadline for cash payment for the increased equity by DSI S.A. was set at 10 September 2004.
The share capital after this increase amounts to PLN 47 821 thousand, and the share of DSI S.A. PLN 44 821 thousand (i.e. 93.73 %).

The disposal of shares in entities

DSI S.A.

- **Zakład Usług Wielobranżowych „ZUW" Sp. z o.o.**

On 4 March 2004 a contingent agreement was signed for the sale of shares between DSI S.A. and URBEX Sp. z o.o. The subject of this agreement was 19 007 shares, i.e. 19 % of the share capital. The sale price for these shares amounted to PLN 1 300 thousand. The buyer committed to the execution of payment arising from the purchase of these shares by 30 December 2004.

- **AGREA – LUBIN S.A.**

On 1 April 2004 agreements were signed for the exchange of shares of the company AGREA – LUBIN S.A. belonging to DSI S.A. for land belonging to AGREA – LUBIN S.A., and for the exchange of shares of the company AGREA – LUBIN S.A. belonging to DSI S.A. for land belonging to Mirosław Bogdan Skoczek.
A total of 350 000 shares (49.3% of the share capital) of AGREA – LUBIN S.A. were sold belonging to DSI S.A. AGREA –LUBIN S.A. acquired 193 130 of its own shares in order to redeem them, and Mirosław Bogdan Skoczek acquired 156 870 shares of the company AGREA – LUBIN S.A.

Dividends received

KGHM Polska Miedź S.A.

KGHM Polska Miedź S.A. received a total of PLN 70 398 thousand in the first half of 2004 in dividends, of which from:

- Polkomtel S.A. PLN 68 216 thousand,
- AIG Emerging Europe Infrastructure Fund PLN 1 526 thousand,
- CBJ sp. z o.o. PLN 325 thousand,
- MINOVA – KSANTE Spółka z o.o. PLN 331 thousand.

KGHM Metale S.A.

On 5 May 2004 KGHM Metale S.A. received a dividend from the company PHP „MERCUS" – spółka z o.o. in the pre-tax amount of PLN 500 thousand.

DSI S.A.
In 2004 DSI S.A. received a dividend in the amount of PLN 1 000 thousand from PeBeKa S.A.

Other forms of financing Group companies

KGHM Polska Miedź S.A.

Besides the above-mentioned payments to capital, the entities of the KGHM Polska Miedź S.A. Group were financed through the granting of loans and the acquisition of bonds.

- **„MCZ" S.A.**

On 17 November 2003 an agreement was signed between KGHM Polska Miedź S.A. and „MCZ" S.A. for a loan in the amount of PLN 3 500 thousand. Repayment of this loan was set at 31 December 2004. The purpose of the loan was to improve the liquidity of the company.

- **„Zagłębie" Lubin SSA**

On 25 February 2004 in Lubin an agreement was signed between KGHM Polska Miedź S.A. and „Zagłębie" Lubin SSA for a loan in the amount of PLN 500 thousand. Repayment of this loan was set at 31 December 2004. The purpose of the loan was to improve the liquidity of the company.

- **DIALOG S.A.**

In 2004 KGHM Polska Miedź S.A. maintained its financing of DIALOG S.A. The total amount of debt of DIALOG S.A. towards KGHM Polska Miedź S.A. in this regard as at 30 June 2004 amounted to PLN 1 379 800 thousand.

DSI S.A.

In 2004 DSI S.A. did not grant any loans to its subsidiaries. The amount of loans granted in prior balance sheet periods to its subsidiaries, i.e. Inova Spółka z o.o., DFM Zanam-Legmet Sp. z o.o. and PeBeKa S.A., as at 30 June 2004 amounted to PLN 11 350 thousand. By 30 June 2004 these companies had executed PLN 1 300 thousand in instalment repayments on these loans.

Other equity investments

KGHM Polska Miedź S.A.
In 2004 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. The value of its investment in this Fund as at 30 June 2004 amounted to PLN 66 899 thousand. In the first half of 2004 the Company acquired participatory units for the net amount of PLN 1 512 thousand. A management fee of PLN 1 904 thousand was paid. Due to distributions the Company received PLN 52 thousand. The profit on invested capital amounted to PLN 2 932 thousand, while net dividends paid amounted to PLN 1 526 thousand.

KGHM Metale S.A.

- **Aquakonrad S.A. in liquidation**

In March 2004 Aquakonrad S.A. in liquidation purchased bills of exchange of KGHM Metale S.A. at a nominal value of PLN 1 400 thousand. The maturity for these bills was 30 June 2004. On this date these bills were rolled over and a new maturity date of 3 November 2004 was set for the amount of PLN 400 thousand, and 3 January 2005 for the amount of PLN 1 000 thousand.

- **WFP Hefra S.A.**

In March 2004 KGHM Metale S.A. acquired the debt bonds of WFP Hefra S.A. at the nominal value of PLN 1 600 thousand with a maturity of 6 May 2004. On this date these bonds were rolled over and a new maturity date of 8 June 2004 was set. WFP Hefra S.A. repurchased these debt bonds on this date.

In addition KGHM Metale S.A. in April 2004 acquired the debt bonds of WFP Hefra S.A. at the nominal value of PLN 1 500 thousand with a maturity of 8 June 2004. On this date these bonds were repurchased by WFP Hefra S.A.

Diagram 1. Structure of the Group as at 30 June 2004


KGHM Polska Miedź S.A.
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges. m.b.H 100%
POL-MIEDŹ TRANS spółka z o.o. 100%
CBPM CUPRUM sp. z o.o. - OBR 100%
"Energetyka" sp. z o.o. 100%
DIALOG S.A. 100%
CBJ sp. z o.o. 100%
"MCZ" S.A. 100%
KGHM CONGO S.P.R.L. 100%
KGHM Metraco sp. z o.o 99%
TUW-CUPRUM 94%
PHP "MERCUS" - spółka z o.o. 47%
"Zagłębie" Lubin SSA 41%
MINOVA-KSANTE Spółka z o.o. 30%
Polkomtel S.A. 19,6%
InfoMonitor Biuro Informacji Gospodarczej S.A. 17%
PTR S.A. 12%
INTERFERIE Spółka z o.o. 4%
Dolnośląska Spółka Inwestycyjna S.A. 77%
PeBeKa SA 100%
INOVA Spółka z o.o. 100%
DFM ZANAM - LEGMET Sp. z o.o. 100%
INTERFERIE Spółka z o.o. 92%
DKE Spółka z o.o. 50%
NATUROPAK Sp. z o.o. in liquidation 28%
DOL-EKO organizacja odzysku S.A. 20%
KGHM Metale S.A. 100%
Hefra S.A. 97%
AQUAKONRAD SA in liquidation 90%
PCPM S.A. 74%
Walcownia Metali Nieżelaznych spółka z o.o. 64%
PHP "MERCUS" - spółka z o.o. 53%
WM "Łabędy" S.A. 50%
Dolnośląska Spółka Inwestycyjna S.A. 23%
Telewizja Familijna S.A. in bankruptcy 12%

Change in accounting principles

The Management Board of KGHM Polska Miedź S.A. decided to change those accounting principles relating to presentation of the value of shares of subordinated entities. Based on possible solutions, it was decided that the value of shares would be presented in accordance with the equity method. In the opinion of the Company, valuation by the equity method of long term shares in subordinated entities better reflects the value of these shares in the accounts of KGHM Polska Miedź S.A. than the valuation method applied until now (which was based on the cost of purchase decreased by the write-off due to permanent diminution of value).
Based on the currently-applied valuation method and on the process of adaptation to IAS (in particular IAS 28) respecting the defining of significant influence, KGHM Polska Miedź S.A. recognised as justifiable the classification of Polkomtel S.A. as an associated entity and therefore its presentation in the consolidated statements pursuant to these principles.

1.2 EMPLOYMENT

The level and structure of employment in the Group is presented below.

Table 1. Employment and its structure as at end of period.

Item	Description	Average employment in H1 2004	Average employment in H1 2003
I.	**TOTAL EMPLOYMENT**	**26 554**	**26 943**
1.	Total workers:	26 367	26 527
a.	white collar	7 925	8 035
b.	blue collar	18 442	18 492
2.	Trainees	20	301
3.	Persons on maternity or unpaid leave.	167	116

The largest number of employees was noted in the following Group companies:

- KGHM Polska Miedź S.A. – 17 806,
- PeBeKa S.A. – 1 597,
- Pol – Miedź Trans sp. z o.o. – 1 471,
- Telefonia Dialog S.A. – 996,
- DFM Zanam – Legmet Sp. z o.o. – 881.

1.3. ACTIVITIES AND BASIC PRODUCTS, GOODS AND SERVICES OF ENTITIES OF THE KGHM POLSKA MIEDŹ S.A. GROUP

1) Basic products and services of Group entities comprise the following activities:

Item	Name of entity	Segments of activity
1.	2.	3.
I.	**Extraction and processing of metals**	
1.	KGHM Polska Miedź S.A.	extraction and processing of copper and precious metals
2.	KGHM Congo s.p.r.l.	copper and cobalt extraction services
3.	Walcownia Metali Nieżelaznych Sp. z o.o.	non-ferrous metals processing
II.	**Investment activities**	
1.	DSI S.A.	investment activities
2.	KGHM METALE S.A.	investment activities
III.	**Construction**	
1.	PeBeKa S.A.	construction; building of roadway and railway tunnels; mining services
IV.	**Trade**	
1.	KGHM Polish Copper Ltd	copper trading
2.	KGHM Kupferhandelsges m.b.H.	copper trading
3.	KGHM Metraco Sp. z o.o.	trading of metals, chemicals, copper scrap

4.	PHP Mercus Sp. z o.o.	trade, production of bundled electrical cables
V.	**Machinery**	
1.	DFM Zanam - Legmet Sp. z o.o.	production of mining machinery and equipment, metals casting
VI.	**Production and supply of electrical energy, gas and water**	
1.	„Energetyka" sp. z o.o.	production, distribution and sale of electrical and heating energy
VII.	**Services**	
1.	INTERFERIE Sp. z o.o.	tourism, hotel and spa services
2.	Miedziowe Centrum Zdrowia S.A.	medical services
3.	POL-MIEDŹ TRANS Sp. z o.o.	railroad and roadway transport, turnover of fuels
4.	DIALOG S.A.	telecommunications services
5.	Polkomtel S.A.	telecommunications services
VIII	R&D activities	
1.	CBPM CUPRUM sp. z o.o.	R&D activities
2.	Centrum Badań Jakości sp. z o.o.	technical research and analysis
3.	INOVA Centrum Innowacji Technicznych Sp. z o.o.	production of machinery, R&D work
IX	**Insurance and banking**	
1.	TUW-CUPRUM	mutual insurance services for its members
2.	PTR S.A.	organisation and conduct of intermediate insurance activities
X.	**Other activities**	
1.	PEW Aquakonrad S.A. in liquidation	production of mineral water and non-alcoholic beverages
2.	Naturopak Sp. z o.o. in liquidation	production of packaging from paper, cardboard and other paper articles, production of machinery for the paper industry
3.	Warszawska Fabryka Platerów HEFRA S.A.	production and sale of stainless silver and silver-plated table settings
4.	Dolnośląska Korporacja Ekologiczna – Oława Sp. z o.o.	processing of municipal and industrial wastes
5.	Telewizja Familijna S.A. in bankruptcy	radio and television production, film, video production, advertising
6.	MINOVA-KSANTE Sp. z o.o.	production of organic and non-organic chemicals, glues
7.	WM „Łabędy" S.A.	property leasing, management and sale of property
8.	Polskie Centrum Promocji Miedzi S.A.	promotion of copper products
9.	DOL – EKO organizacja odzysku	management of non-metallic and metallic waste
10.	„Zagłębie" Lubin Sportowa Spółka Akcyjna	participation and organisation of professional sporting events, management of a football club
11.	InfoMonitor Biuro Informacji Gospodarczej S.A.	collection, storage and disclosure of economic information

As at 30 June 2004

2 FINANCIAL RESULTS

2.1 BALANCE SHEET: ASSETS

During the first half of 2004 total assets increased by PLN 299 300 thousand , i.e. by 3.5%.

Table 2. Assets and their structure

'000 PLN

	2003	half-year 2003	**half-year 2004**	Share (%)	Change* (%)
Non-current assets	6 057 015	5 991 139	**6 082 196**	68.0	100.4
Intangible assets	158 031	327 072	**181 218**	2.0	114.7
Tangible fixed assets	4 776 774	4 589 509	**4 795 274**	53.6	100.4
Long term debtors	3 293	4 612	**3 297**	0.0	100.1
Long term investments	797 476	808 769	**793 467**	8.9	99.5
Long term prepayments	320 869	260 486	**308 486**	3.5	96.1
Current assets	2 584 301	2 359 974	**2 858 420**	32.0	110.6
Inventories	893 821	952 267	**940 501**	10.5	105.2
Short term debtors	661 253	627 240	**737 898**	8.3	111.6
Short term investments	981 223	693 371	**1 084 555**	12.1	110.5
Short term prepayments	48 004	87 096	**95 466**	1.1	198.9
Total assets	8 641 316	8 351 113	**8 940 616**	100.0	103.5

**31.12.2003 = 100*

The increase in assets is mainly due to changes in current assets. The main increase occurred in short term investments, by PLN 103 332 thousand. This was caused by an increase in monetary assets in the dominant entity. The majority of these assets are in the form of short term bank deposits, which were opened, among others, in connection with the planned earlier repayment of syndicated credit. An important item is derivative instruments in the dominant entity. In the first half of 2004, due to the valuation of derivative instruments to fair value, their value decreased from PLN 480 693 thousand to PLN 400 618 thousand.
The increase in debtors was mainly caused by the increase in the value of sales of KGHM Polska Miedź S.A., which in turn was caused by the increase in copper prices.
With respect to non-current assets, the greatest change is evident in intangible assets. The most important item is assets connected with the telecommunications license of Telefonia DIALOG S.A., whose value was reduced by depreciation write-offs. The increase in the value of intangible assets was mainly caused by the agreement with the State Treasury for access to geological information related to the ore deposit Głogów Głęboki Przemysłowy (Deep Industrial Głogów).

2.2 BALANCE SHEET: EQUITY AND LIABILITIES

With respect to the situation at the end of 2003 there was a significant change in the structure of equity and liabilities.
During the first half of 2004 there was a significant increase in equity by PLN 954 492 thousand, i.e. by 26%. This was due to the high profit earned in the first half of 2004. In addition the dominant entity repaid part of its

syndicated credit. The impact of these two factors led to an increase in the share of equity in the assets financing structure, from 42% at the end of 2003 to 51% as at 30 June 2004.

Table 3. Equity and liabilities and their structure

'000 PLN

	2003	half-year 2003	**half-year 2004**	Share (%)	Change* (%)
Equity, of which	3 651 290	3 455 047	**4 605 782**	51.5	126.1
Share capital	2 000 000	2 000 000	**2 000 000**	22.4	100.0
Reserve capital	1 429 705	1 421 280	**1 869 997**	20.9	130.8
Revaluation reserve	476 560	971 942	**465 412**	5.2	97.7
Retained profit (loss)	(1 070 356)	(1 075 412)	**(715 104)**	(8.0)	66.8
Net profit (loss)	790 297	112 232	**959 762**	10.7	121.4
Minority interest	12 791	18 597	**13 325**	0.1	104.2
Negative goodwill of subordinated entities	8 104	6 705	**7 621**	0.1	94.0
Liabilities and provisions for liabilities	4 969 131	4 870 764	**4 313 888**	48.3	86.8
Provisions for liabilities	1 405 377	1 490 342	**1 400 207**	15.7	99.6
Long term liabilities	1 429 688	18 887	**953 292**	10.7	66.7
Short term liabilities	1 978 590	3 166 539	**1 712 625**	19.2	86.6
Accruals and deferred income	155 476	194 996	**247 764**	2.8	159.4
Total equity and liabilities	8 641 316	8 351 113	**8 940 616**	100.0	103.5

**31.12.2003 = 100*

There was a relatively small decrease in the revaluation reserve. This change was caused on the one hand by an increase due to the valuation of transactions and the settlement of hedging instruments, and on the other hand by a decrease due to the sale of fixed assets revalued in prior years and a decrease in the value of deferred tax.
Thanks to the good results achieved, KGHM Polska Miedź S.A. in the first half of 2004 significantly decreased its debt due to bank loans. Altogether for the Group debt due to bank and other loans fell from PLN 1 586 207 thousand to PLN 1 097 141 thousand. Some of this repayment was executed prior to the maturity dates. Besides bank loans there was also a decrease in short term liabilities due to financial instruments (by PLN 163 956 thousand) and related to trade liabilities (by PLN 126 398 thousand).
An important balance sheet item is provisions for liabilities. The main items in provisions for liabilities are:

- the provision for deferred income tax – PLN 210 963 thousand,
- the provision for retirement and similar benefits – PLN 740 674 thousand,
- the provision for mine closure costs – PLN 363 103 thousand, and
- contested issues and court proceedings – PLN 9 681 thousand.

2.3 INCOME STATEMENT

During the current period the Group, in relation to the comparable prior period, increased sales by 42%. A decisive impact on sales came from factors related to the production and sale of the primary product, i.e. copper, and also partially from silver.

In relation to the comparable period of 2003 these factors underwent the following changes:
– copper prices increased by 67.2% and silver by 39.8%,
– the copper sales volume increased by 3.7% and silver by 17%.
Likewise in KGHM Polska Miedź S.A. there was an increase in the unit cost of copper production expressed in PLN by 5.3%. Thanks to these changes in revenues and costs in the dominant entity, the Group earned a result on sales in the amount of PLN 986 632 thousand.

The main elements of the income statement are shown in the table below:

Table 4. Income statement

'000 PLN

	half-year 2003	half-year 2004	Change (%)*
Revenues from sales	2 604 819	**3 693 251**	141.8
Operating costs	2 413 645	**2 706 619**	112.1
Profit (loss) on sales	191 174	**986 632**	×5.2
Other operating income	44 838	**52 695**	117.5
Other operating costs	91 197	**76 383**	83.8
Profit (loss) on operating activities	144 815	**962 944**	×6.6
Financial income	254 184	**343 169**	135.0
Financial costs	275 064	**203 921**	74.1
Profit (loss) on sales of all or some shares in subordinated entities	-	**(2 318)**	x
Profit (loss) before extraordinary items and taxation	123 935	**1 099 874**	×8.9
Result on extraordinary items	(787)	**(626)**	79.5
Goodwill write-off of subordinated entities	118	**(5 220)**	x
Negative goodwill write-off of subordinated entities	207	**483**	×2.3
Profit (loss) before taxation	123 237	**1 094 511**	×8.9
Net profit (loss)	112 232	**959 762**	×8.6

**half-year 2003=100%*

Telefonia DIALOG S.A. had a positive impact on the result on sales. In the first half of 2004 the company increased revenues from sales by 15%, and earned a result on sales of PLN 38 935 thousand. The remaining entities of the Group had a lesser impact on the result on sales.

The Group recorded a PLN 23 688 thousand loss on other operating activities.

The Group earned a profit of PLN 139 248 thousand on financial activities. The main sources of income in financial activities are:

- profit from the disposal of investments PLN 114 667 thousand,
- revaluation of investments PLN 158 409 thousand, and
- positive exchange rate differences PLN 16 172 thousand.

The main financial costs are:

- revaluation of investments PLN 146 731 thousand,
- interest on bank and other loans PLN 27 287 thousand, and
- bank provisions PLN 9 073 thousand.

Thanks to this balance of costs and income, in the first half of 2004 the Group earned a net profit of PLN 959 762 thousand.

The above net result is composed of the following:

The result of the dominant entity – a net profit	***PLN 977 160 thousand***
The results of subsidiary entities – an excess of losses over profits	***PLN 6 759 thousand***
of which the net loss of Telefonia DIALOG S.A.	*(PLN 9 584 thousand)*
Share in the results of entities valued by the equity method – an excess of profits over losses	***PLN 84 393 thousand***
of which the share of the net profit of Polkomtel S.A.	*PLN 83 864 thousand*
Consolidation adjustment of the result	***(PLN 108 550 thousand)***
of which	
- exchange rate differences from conversion from 2003 realised in 2004	*(PLN 4 132 thousand)*
- exclusion of valuation of shares of subordinated entities by the equity method	*(PLN 19 347 thousand)*
- dividends from subsidiaries	*(PLN 2 325 thousand)*
- dividends from associates	*(PLN 68 547 thousand)*
- goodwill write-off	*(PLN 5 220 thousand)*
- profit from the transfer of assets and depreciation adjustment in the Group	*PLN 3 002 thousand*
- provision for holidays of subsidiaries	*(PLN 6 862 thousand)*
- other adjustments	*(PLN 5 119 thousand)*

2.4 GROUP FINANCIAL RATIOS

There was a significant improvement in the Group's liquidity ratios. In the first half of 2004 the dominant entity reduced its debt due to bank loans, and in addition in December 2003 the licensing liabilities of Telefonia DIALOG S.A. were cancelled, which led to a change in the balance sheet structure. There was a significant improvement in the debt ratio. At present the liquidity ratios of the Group are at an optimal level.

Table 5. Liquidity ratios and debt ratio of the Group

	half year 2003	**half year 2004**
Current liquidity	0.7	**1.7**
Quick liquidity	0.4	**1.1**
Debt ratio (%)	40.5	**32.6**

Thanks to the high earnings of the Group, there was a significant improvement in profitability.

Table 6. Group profitability ratios

	half year 2003	**half year 2004**
ROA – return on assets (%)	1.3	10.7
ROE – return on equity (%)	3.2	20.8

3 PRINCIPLES APPLIED IN PREPARAING THE CONSOLIDATED HALF-YEAR FINANCIAL STATEMENTS

Organisational procedures

1. At each balance sheet date the dominant entity determines the composition and structure of the Group based on reviewing all levels of the Group,
2. Related entities subject to consolidation are consolidated from the date on which control, joint control or a significant level of influence was obtained, to the date on which control, joint control or the significant level of influence was lost,
3. Consolidation does not include subsidiaries, co-subsidiaries or associates valued by the equity method, in cases outlined by art. 57 and 58 of the Accounting Act dated 29 September 1994
4. Dominant entity ownership of lower level subsidiaries is determined by multiplying the percentage share of the higher level entity by the percentage share in the lower level entity and its share in the subsidiary. The resulting level of ownership is then increased by the direct share of the dominant entity of the higher level in the subsidiary of the dominant entity of the lower level,
5. For the purpose of consolidation, the related entities apply uniform accounting principles in force in the dominant entity and the same form and scope of the unit financial statements being the basis for consolidation of the Group. Data from entities applying different accounting principles are restated in accordance with the accounting principles of the dominant entity, for consolidation purposes,
6. The consolidated financial statement is prepared at the balance sheet date and for the financial period as set for the financial statements of the dominant entity,
7. The consolidated financial statement is expressed in Polish currency. Data from financial statements of the entities expressed in foreign currencies are converted into Polish currency based on valuation principles described under methodological procedures,
8. The subsidiaries undergoing full consolidation and the non-commercial law co-subsidiaries consolidated on a proportional basis, reconcile intragroup transactions for the period and balances at the balance sheet date.

Methodological procedures

1. Consolidation methods

Subordinated entities are consolidated in accordance with the following methods:

- data of the subsidiaries - full consolidation, where the consolidated financial statements are made by summing up respective items in the statements of these entities with the data from the statements of the dominant entity, regardless of the percentage share of the dominant entity in the ownership structure of the subsidiary entity, and by consolidation exclusions and adjustments,
- data of non-commercial law co-subsidiaries - proportional consolidation, where the items in the financial statements of the dominant entity are summed up with a part of the respective items in the financial statements of the co-subsidiaries proportionally to shares held by the entities of the Group, and after consolidation exclusions,

- shares in associates and also shares in commercial law co-subsidiaries - by the equity method, where the shares expressed at purchase price are adjusted by the difference between the purchase price and the value of the stake in the equity of these entities. This difference is then recognised in the consolidated financial result and disclosed in a separate item of the consolidated balance sheet.

2. Consolidation adjustments

2.1 Goodwill and negative goodwill

- the difference in the value of shares in subsidiaries represented by the purchase price over the fair value of the corresponding net assets as determined at the date of obtaining of control over these subsidiaries, being either goodwill or negative goodwill, is subject to write-off to the consolidated income statement. Goodwill is written off based on the straight line method over five years, starting the month the control was obtained. In individually justifiable cases write-offs are done over 20 years time,
- the difference between the purchase price of the shares in the associates or commercial law co-subsidiaries, and the fair value of the corresponding part of the net assets, being goodwill or negative goodwill, is subject to write-off as described above.

2.2 Exclusions from consolidation

- adjustment of shares in entities valued by the equity method by the amount of the investor's share in the entity's equity increase or decrease, which took place in the period covered by the consolidation,
- conversion of the financial statements of related entities expressed in foreign currencies,
- exclusion of the turnover from operations carried out in the financial period between related entities undergoing full consolidation,
- adjustments of profits and losses unrealised in the Group, accounted for in the consolidated assets and arising from sale of assets at prices other than their net book value,
- exclusion of intragroup balances of all types,
- adjustments of dividends due or dividends paid by subordinated entities to the dominant entities at all levels of the Group,
- exclusion from equity of the minority interest.

Signatures of all members of the Management Board			
Date	**First, last name**	**Position/Function**	**Signature**
18 October 2004	Wiktor Błądek	President of the Management Board	
18 October 2004	Jarosław Andrzej Szczepek	First Vice President of the Management Board	
18 October 2004	Andrzej Kowalczyk	Vice President of the Management Board	
18 October 2004	Andrzej Krug	Vice President of the Management Board	
18 October 2004	Marek Szczerbiak	Vice President of the Management Board	